

Chicago Bridge & Iron Company N.V.

2007 Annual Report

Financial & Operational Highlights In millions

Revenue


2007
4,363.5
2006
3,125.3
2005
2,257.5

Net Income


2007
165.6
2006
117.0
2005
16.0

New Awards


2007
6,203.2
2006
4,429.3
2005
3,279.4

Backlog


2007
7,698.6
2006
4,560.6
2005
3,199.4

Shareholders' Equity


2007
726.7
2006
542.4
2005
483.7

Other Financial Data In millions	2007	2006	2005
Income from Operations	**205.6**	145.6	50.2
Cash Flows from Operating Activities	**446.4**	476.1	165.0
Cash and Cash Equivalents, End of the Year	**305.9**	619.4	334.0
Long-term Debt	**160.0**	0.0	25.0
Weighted Average Shares Outstanding (diluted)	**96.8**	98.5	99.8
Total Assets	**3,330.9**	1,784.4	1,377.8

Financial and Operating Results

Financially, the company had a very good year. Revenue reached $4.4 billion, an increase of 40% compared with 2006, and net income was $165.6 million, or $1.71 per diluted share. Backlog increased to a record high $7.7 billion at year-end 2007 – up 69% over the previous year, due to new awards of more than $6.2 billion and the addition of $1.2 billion in backlog from the Lummus acquisition.

Operating income totaled $205.6 million in 2007, versus $145.6 million in 2006. Our success is primarily driven by our ability to capture and efficiently execute projects across all of our market sectors. In 2007, CB&I worked on approximately 500 projects for a wide variety of clients, across all geographic regions and in all stages of completion. We had several major awards in 2007, the most notable being the $1.5 billion Peru LNG project. This is the largest project in the company's history and our first full EPC contract for an LNG liquefaction project, an area where we see the potential for significant growth in the future.

"Our success is primarily driven by our ability to capture and efficiently execute projects across all of our market sectors."

While our new awards and earnings performance have been solid across our geographic reporting segments, labor issues on a U.K. project diluted margins in our Europe, Africa and Middle East region throughout the year.

CB&I continues to generate strong free cash flow from operations. In 2007, CB&I produced $446.4 million of cash flow from operating activities, with $305.9 million in cash on hand at year-end. Taking into account the $200 million debt we incurred in funding the acquisition, we ended the year with a $105.9 million net cash position.

Strategic Initiatives

Our strong cash flow gives us the financial flexibility to reinvest in our business, including securing global talent. In 2007, we brought 4,750 new employees onboard – more than 2,700 through the Lummus acquisition – to support the company's growth strategy. As of year-end, we have 17,000 employees working out of 80 locations on six continents focused on delivering value to our clients and our shareholders.

We have implemented several other strategic initiatives to expand our capabilities and enhance our competitiveness. In January 2007, we opened our new engineering center in Ajman, in the United Arab Emirates, which allows us to recruit talented engineers and strengthens our global position.

In June, we opened our new Island Park fabrication facility in the U.S., which gives us a competitive

CB&I is uniquely positioned to deliver projects from conceptual design, through technology licensing, engineering and construction to final commissioning and technical services. Drawing upon the global expertise and local knowledge of approximately 17,000 employees in more than 80 locations, CB&I safely and reliably executes projects worldwide.

To Our Shareholders & Employees

2007 was a transformational year for CB&I as we made several strategic moves to further enhance our ability to capitalize on the strong demand in the global energy market. The highlight of 2007 was certainly the acquisition of Lummus Global, which transforms CB&I into an integrated service provider with a world-class technology business and full-scale capabilities across the entire hydrocarbon sector. Response from our employees, customers and investors has been overwhelmingly positive and we appreciate your support as more than 99% of shares cast voted in favor of the acquisition. Lummus is exceeding our expectations; it is a great fit and a welcome addition to our company.



Employees in our offices around the world celebrated the Lummus acquisition. Pictured here from bottom left: Singapore; The Hague, The Netherlands; Beijing, China; Kent, U.K.; Cairo, Egypt; and Bloomfield, New Jersey USA.

2(A)



Q&A with Philip Asherman

Q What was the strategic rationale for the Lummus Global acquisition?

A We are clearly seeing the complementary attributes of Lummus as we have expanded our customer base, our geographic reach and our range of capabilities to better respond to the high demand for energy infrastructure worldwide. We bought Lummus primarily because of its 70 licensed technologies and the strength of the associated earnings, but certainly a collateral advantage is that it gives us visibility on capital projects at least 18 months earlier. Our new CB&I Lummus EPC business takes us further downstream with added capabilities to address a very substantial petrochemical market. In addition, we've added 2,700 talented new employees to the company.

4

Q: Are you changing your fixed price business model as a result of the acquisition?

A: The acquisition was actually a means to add a new dimension to our business model. We have been seeing a substantial change in the marketplace in terms of our customers' contracting philosophies. The acquisition gives us the flexibility to commercially structure our contracts using a hybrid approach to combine variable and fixed pricing elements in order to get a better allocation of risk without eliminating the opportunity for the premium pricing available by assuming manageable risk.

Q: Did the acquisition strain your financial position?

A: One of the real successes for us in 2007 was the overall health of our balance sheet. In 2007, we generated $446 million of operating cash flow. To fund the $820 million net cash purchase price of the acquisition, we secured $200 million of long-term debt and used our available cash to pay the balance. Prior to the acquisition, we didn't have any debt on the balance sheet, so our debt-to-equity ratio is still healthy and we have financial flexibility going forward to manage our capital and liquidity needs.

Q: How do you plan to sustain CB&I's growth?

A: We are confident we can continue to grow our revenue and earnings. We plan to grow organically by capitalizing on the global demand for energy infrastructure, and potentially through acquisitions if the opportunity is right. We are focused on translating our strong revenue and cash flows into increased earnings and maintaining a healthy balance sheet.

Q: Is CB&I performing to your expectations?

A: I am very pleased with our 2007 performance. We exceeded our initial earnings guidance by 20% and we returned a yield in our share price last year of over 120%, both strong indicators of our financial success. Operationally, the overall performance of our backlog has been very solid with margins that generally reflect our focus on increased efficiency. We are generating positive cash flows from our projects at anticipated levels. The acquisition was handled skillfully. Although we had some very stiff competition from world-class companies, we were able to acquire Lummus for a fair price and complete the transition without any major disruptions to our business.

"We exceeded our initial earnings guidance by 20% and we returned a yield in our share price last year of over 120%, both strong indicators of our financial success."

Q: What is your outlook for the company in 2008?

A: We anticipate the demand to remain steady in each of our market sectors – LNG infrastructure, energy processes, steel plate storage structures and technology. There is a tremendous amount of spend continuing throughout the whole energy infrastructure market and so we expect our backlog to increase. For the past several years about 50% of our work has been outside of the U.S., and we expect this trend to continue. We believe alternative energy and nuclear markets will become increasingly important components of our business in the near future. Going forward, we think we have the skills, the talent and right business strategy to fully capitalize on these opportunities for the benefit of our shareholders.

Broadening Our Base

Today's CB&I has a far broader geographic reach than a year ago. The Lummus acquisition strategically complements CB&I's position, adding new offices in the Czech Republic, India, Egypt and Germany, and expanding our presence in China, Singapore, The Netherlands, the U.K., the U.S. and Russia. As a result we have been able to enter new regional markets and have strengthened our position in areas where we have mutual EPC experience. This global diversity helps us better serve our clients and is a strategic means for reducing risk, as it buffers the company from economic volatility in any one market.

CB&I's Global Experience

Current Representative Projects


North America
Experience: 100+ years
• Texas USA: LNG import terminal
• Kansas USA: Refinery expansion
• Alberta, Canada: Oil sands storage terminal
Central & South America
Experience: 75 years
• Peru: LNG liquefaction project
• Chile: LNG import terminal
• Colombia: Refinery expansion

-6-


Europe
Experience: 100+ years
• North Sea: Offshore platform expansion
• Wales: LNG import terminal
• England: LNG import terminal
Asia Pacific
Experience: 70 years
• China: LNG import terminal
• Thailand: Jet fuel processing plant
• Singapore: Petrochemical plant
Middle East
Experience: 70 years
• Qatar: Gas-to-liquids project
• Saudi Arabia: Petrochemical plant expansion
• Yemen: Natural gas processing plant
Africa
Experience: 50 years
• Equatorial Guinea: LNG storage project
• Angola: Natural gas processing plant
Australia / New Zealand
Experience: 75 years
• Western Australia: LNG liquefaction expansion project
• Western Australia: LNG liquefaction project
• Queensland, Australia: Refinery expansion

The acquisition of Lummus Global has also expanded CB&I's spectrum of services. Open the page to learn more.

-7-

Expanding Our Value

The acquisition of Lummus Global significantly broadens CB&I's range of capabilities across the full project spectrum. At the front end, Lummus brings world-class Process Technology expertise. In the middle, Lummus' 100 years of EPC experience and talented workforce enhance CB&I's traditional EPFC business model as the company adds resources to respond to the strong global demand for energy infrastructure. At the back end, Lummus adds additional Technical Services to CB&I's portfolio.

Process Technology

This premier technology business, now called Lummus Technology, is an ideal strategic fit for CB&I. Because major refinery and petrochemical projects are designed based on the process technology selected by the client, the addition of 70 proprietary technologies – globally recognized for their reliability and integrity – gives CB&I a distinct advantage in the marketplace. This technology offering enables us to engage at an early stage, contribute to key decisions and leverage our technology to promote our full array of capabilities.



Lummus Technology R&D Lab
Bloomfield, New Jersey USA



Engineering

CB&I's engineering expertise extends around the world and across a variety of disciplines, adding value through every phase of every project. We assign specific types of project work in certain offices, allowing our engineers to develop specialized expertise. Then we connect the offices into a worldwide network of engineering centers – located in Europe, North America, the Middle East, Asia, Australia and Africa – to better serve the diverse geographic and technical needs of our clients while ensuring consistent standards.

Procurement

CB&I's global procurement expertise spans the entire supply chain, from sourcing, purchasing and transportation logistics to inventory control, inspection and quality assurance. Our team moves equipment and supplies from continent to continent on a daily basis, overcoming extreme logistical challenges to meet stringent construction schedules. We effectively negotiate long-term supply agreements and utilize competitive bidding to obtain the best possible prices for materials and services.

CB&I Lummus Engineering Center
Singapore



Peru LNG Project
Pampa Melchorita, Peru



Fabrication

CB&I is one of the few EPC contractors with in-house fabrication facilities that allow us to fabricate our own steel plates and modular process components. This capability provides clients the option of modular construction. In contrast to traditional onsite "stick built" construction, modular construction allows the modules to be built within a tightly monitored shop environment, which minimizes weather delays, expedites the schedule and improves quality control. Once completed, the modules are shipped and installed onsite. In 2007, CB&I added a fabrication facility with deep water access that allows us to ship large modules directly to project sites all over the world.

Construction

CB&I provides a broad range of field construction services that include project management, scheduling and cost control, quality assurance, start-up and commissioning. Over the past few years, CB&I's projects have increased in size and scope – with several contracts in excess of $1 billion. CB&I has a well-earned reputation for successfully executing projects on-schedule and on-budget with an excellent safety record, all while working in some of the world's most remote and logistically challenging locations.



Island Park Fabrication Facility
Beaumont, Texas USA



Golden Pass LNG Project
Sabine Pass, Texas USA



Technical Services & Catalysts

CB&I's involvement continues even after the successful start-up of a project. With the addition of Lummus' technical service capabilities, we now offer technical support to clients throughout the life span of the plant and supply catalysts periodically as they are due to be replaced. This newly acquired catalyst business will help offset cyclicality by generating profits throughout the life of the facility, regardless of market conditions.



Lummus Technology Pilot Plant
Bloomfield, New Jersey USA



Our integrated approach ensures a seamless transition through each phase of the project. And when the time comes to revamp the refinery or chemical plant, the project life cycle starts anew, with CB&I offering clients new technological solutions and our broad range of Engineering, Procurement, Fabrication and Construction offerings. In extending this spectrum, CB&I is expanding shareholder value by generating a dependable and diversified revenue stream with high profitability over the full life cycle of the project.

Engineering

CB&I's engineering expertise extends around the world and across a variety of disciplines, adding value through every phase of every project. We assign specific types of project work in certain offices, allowing our engineers to develop specialized expertise. Then we connect the offices into a worldwide network of engineering centers – located in Europe, North America, the Middle East, Asia, Australia and Africa – to better serve the diverse geographic and technical needs of our clients while ensuring consistent standards.

Procurement

CB&I's global procurement expertise spans the entire supply chain, from sourcing, purchasing and transportation logistics to inventory control, inspection and quality assurance. Our team moves equipment and supplies from continent to continent on a daily basis, overcoming extreme logistical challenges to meet stringent construction schedules. We effectively negotiate long-term supply agreements and utilize competitive bidding to obtain the best possible prices for materials and services.

CB&I Lummus Engineering Center
Singapore



Peru LNG Project
Pampa Melchorita, Peru




CBI
FOR
SAFETY

Energy Processes

(Oil/Gas/Petrochemical/Power)

In 2007, CB&I continued to capitalize on the robust refining market as the growing global economy drove oil prices to record levels. High prices and rising demand are prompting increased investment in new refineries and refinery expansions worldwide. In addition, refiners are upgrading facilities to meet clean-fuel requirements and to process heavier and more sour grades of crude. CB&I has strategically positioned itself to benefit from these market opportunities.



El Dorado Refinery Project
Frontier El Dorado Refining Company
El Dorado, Kansas USA

CB&I is nearing completion on this crude and vacuum unit expansion project, which will enable Frontier to increase crude charge rate, achieve higher yields of gasoline and distillates, and run a significantly higher proportion of heavy crude. In 2007, Frontier also contracted with CB&I to upgrade the delayed coker unit at the refinery.



Steel Plate Structures

The global market for Steel Plate Structures remains strong. New clean-fuel regulations worldwide have resulted in more blended products and specialty fuels. This in turn is driving demand for aboveground storage tanks because the refined products are generally stored in separate tanks before blending. Growth in the petrochemical and oil & gas industries is also fueling demand. In addition, in the U.S., the impact from Hurricanes Katrina and Rita emphasized the need to build fuel storage systems away from the Gulf of Mexico. Together these factors, along with ongoing demand for municipal water storage tanks, has generated steady growth in new awards in 2007, which we anticipate will continue through 2008.



Ethanol Storage Facility
Jamaica Broilers Group
Port Esquivel, Jamaica

In mid-2007, CB&I completed the construction of an ethanol dehydration plant on the southern coast of Jamaica. The new facility, which has a 14 million gallon storage capacity, enables Jamaica Broilers Group to produce fuel grade ethanol for export to the growing market for this product in the USA, Canada and Central America.



Lummus Technology

CB&I's newly acquired Lummus Technology business is a preeminent provider of proprietary technologies that are critical in processing natural gas, manufacturing petrochemicals and upgrading crude oil into gasoline, diesel, jet fuel and lubricants. With its reputation for superior products and service, Lummus Technology has a competitive edge in capturing the upside from the current high level of investment in the oil & gas and petrochemical sectors.

Lummus Technology also brings an unparalleled network of alliances, including two highly successful joint ventures: Chevron Lummus Global, which develops and licenses various hydro-processing technologies for upgrading heavy crude oils to clean fuels; and CDTECH, a partnership with CR&L, which is primarily focused on catalytic distillation processes for refining and petrochemical technologies.


SIEVERS

Research & Development Laboratory
Bloomfield, New Jersey USA

Lummus Technology, which operates its own research and development facilities, is actively developing new technologies and upgrading existing technologies.



Giving Back

CB&I has a long and successful track record providing a positive impact and generating economic opportunities in the local communities where we work.

Safety performance and environmental protection are integral elements of our corporate responsibility and are reinforced through stringent policies and comprehensive training programs.

To foster the economy in the communities near our projects, CB&I hires and trains employees at our jobsites worldwide, providing technical training and marketable skills to improve workers' wage-earning potential. We also do business with local suppliers, whenever possible, to further stimulate regional business development.

In addition, CB&I supports local communities by making charitable donations and volunteering time in support of educational, health and civic organizations that are enhancing the quality of life for residents.

We are proud of our success in operating safely, responsibly and ethically. Here are a few examples of how we are putting our corporate responsibility principles into practice.



Safe Worksites

At CB&I, protecting the health of our employees, customers, subcontractors and the public in the areas where we work is a top priority. In 2007, CB&I employees and subcontractors worked more than 54 million hours, and still maintained one of the best safety records in the industry.

Innovative Safety Programs

While CB&I's rigorous policies are critical for promoting a safe worksite, it also is essential to empower employees with individual responsibility. To advocate workplace safety in a positive way, several of our projects worldwide blanketed their jobsites with posters and calendars featuring children's safety messages. Below: the art contest winners for CB&I's Fujian LNG project site in China; and the artwork posted at various jobsites worldwide.


Do it right
Dad
Coz we love you!
DRESSED FOR SUCCESS!





Environmental Protection, Sabine Pass, Texas USA

During construction of docking facilities at the Golden Pass LNG project, CB&I dredged over six million cubic yards of soil, a portion of which was used to help restore 244 acres of local marshlands. The environmental restoration project was planned and executed in conjunction with the Texas Parks and Wildlife Agency and the U.S. Army Corps of Engineers. The restored area will provide habitat for various wildlife and support vegetation growth.

Workforce Development, Manila, Philippines

CB&I has extensive programs worldwide to recruit and train employees in the areas where we work. The Graduate Engineer Program in the Philippines illustrates the company's success in developing its global talent. Engineering trainees work closely with seasoned engineers in a variety of engineering disciplines during this 2-3 year training program. Graduates have moved into key positions within CB&I's operations in Australia, Thailand, Singapore, Dubai and Peru.

Earthquake Relief, Peru

After a major earthquake devastated areas of Peru on August 15, 2007, CB&I employees and contractors quickly mobilized CB&I's heavy equipment to clear roads and remove rubble from hospitals, businesses and residences. CB&I workers were among the first on-scene to provide victims with food, water and medical supplies. Our workers also erected giant tents – originally intended as temporary housing for workers at the Peru LNG job site – in the soccer stadium in the town of Chincha to shelter hundreds of people left homeless by the quake.

Community Support, U.K.

CB&I offices in the U.K. were in the pink during October 2007 as part of an employee campaign to raise funds for breast cancer research and education programs. This is just one example of CB&I's many worldwide charitable giving campaigns that support community health, civic and educational programs.




who's
wearing
pink

Supervisory Board



Jerry H. Ballengee
Non-Executive Chairman
CB&I

Former Chairman Morris Material Handling Company

Former President and Chief Operating Officer
Union Camp Corporation



Philip K. Asherman
President and
Chief Executive Officer
CB&I



L. Richard Flury
Former Chief Executive Officer
Gas and Power BP plc



J. Charles Jennett
President Emeritus
Texas A&M International University



Vincent L. Kontny
Former Chief Operating Officer
Washington Group
International, Inc.



Gary L. Neale
Former Chairman
NiSource, Inc.



Michael L. Underwood
Former Director
Deloitte and Touche



Marsha C. Williams
Senior Vice President
Chief Financial Officer
Orbitz Worldwide, Inc.

Board Committees

Audit Committee
Marsha C. Williams, Chair
L. Richard Flury
Vincent L. Kontny
Michael L. Underwood

Corporate Governance Committee
Gary L. Neale, Chair
Jerry H. Ballengee
L. Richard Flury
J. Charles Jennett
Vincent L. Kontny
Michael L. Underwood
Marsha C. Williams

Nominating Committee
Jerry H. Ballengee, Chair
L. Richard Flury
J. Charles Jennett

Organization and Compensation Committee
Vincent L. Kontny, Chair
J. Charles Jennett
Gary L. Neale
Marsha C. Williams

Strategic Initiatives Committee
Jerry H. Ballengee, Chair
L. Richard Flury
Vincent L. Kontny

Executive Officers



Philip K. Asherman
President and
Chief Executive Officer



Beth Bailey
Executive Vice President
Chief Information Officer



Ronald A. Ballschmiede
Executive Vice President
Chief Financial Officer



Ronald E. Blum
Executive Vice President
Global Business Development



James E. Bollweg
Executive Vice President
Project Operations



David P. Bordages
Corporate Vice President
Human Resources and
Administration



David A. Delman
Executive Vice President
Chief Legal Officer and Secretary



Daniel M. McCarthy
Executive Vice President
Lummus Technology



Edgar C. Ray
Executive Vice President
Corporate Planning



John W. Redmon
Executive Vice President
Project Operations

CB&I Worldwide Facilities

Corporate Office
Oostduinlaan 75
2596JJ The Hague
The Netherlands
Tel: +31 70 373 20 10

Worldwide Administrative Office
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, Texas 77380-2624
USA
Tel: +1 832 513 1000

Europe
Brno, Czech Republic
Ladenburg, Germany
Wiesbaden, Germany
Moscow, Russia
The Hague, The Netherlands
London, U.K.

Middle East
Doha, Qatar
Dammam, Saudi Arabia
Al-Khobar, Saudi Arabia
Dubai, United Arab Emirates
Ajman, United Arab Emirates

Africa
Cairo, Egypt
Secunda, South Africa

United States
Bloomfield, New Jersey
Plainfield, Illinois
Houston, Texas
Beaumont, Texas
Dallas, Texas
Tyler, Texas

Canada
Calgary, Alberta
Fort Saskatchewan, Alberta
Niagara-on-the-Lake, Ontario

Central and South America
Caracas, Venezuela
Lima, Peru

Asia
Beijing, China
Shanghai, China
Gurgaon, India
Tokyo, Japan
Singapore
Bangkok, Thailand
Manila, The Philippines

Australia
Brisbane, Queensland
Perth, Western Australia

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2007

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to

Commission File Number 1-12815

CHICAGO BRIDGE & IRON COMPANY N.V.

Incorporated in The Netherlands IRS Identification Number: not applicable

Oostduinlaan 75
2596 JJ The Hague
The Netherlands
31-70-3732722
(Address and telephone number of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock; Euro .01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
none

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) YES ☐ NO ☑

Aggregate market value of common stock held by non-affiliates, based on a New York Stock Exchange closing price of $37.74 as of June 30, 2007 was $3,637,596,922.

The number of shares outstanding of the registrant's common stock as of February 1, 2008 was 96,737,506.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2008 Proxy Statement	Part III

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

Table of Contents

PART I

Item 1. *Business*

Founded in 1889, Chicago Bridge & Iron Company N.V. and Subsidiaries ("CB&I" or "the Company") is one of the world's leading engineering, procurement and construction ("EPC") companies. Our stock currently trades on the New York Stock Exchange ("NYSE") under the ticker symbol "CBI." CB&I is a major integrated EPC service provider and process technology licensor, delivering comprehensive solutions to customers in the energy and natural resource industries. With more than 80 locations and approximately 17,000 employees worldwide, we capitalize on our global expertise and local knowledge to safely and reliably deliver projects virtually anywhere. During 2007, we executed more than 500 projects in over 60 countries for customers in a variety of industries.

Segment Financial Information

Segment financial information by geographic area of operation and results of our recent acquisition of Lummus Global ("Lummus") can be found in the section entitled "Results of Operations" in Item 7 and Financial Statements and Supplementary Data in Item 8.

Market Sectors

Within our operating segments, we serve under four broad market sectors: Liquefied Natural Gas ("LNG"), Energy Processes, Steel Plate Structures, and Lummus Technologies. Through these market sectors, we offer services both independently and on an integrated basis.

Liquefied Natural Gas. LNG terminals and similar facilities are used for the production, handling, storage and distribution of liquefied gases. We specialize in providing liquefaction and regasification facilities consisting of terminals, tanks, and associated systems. We also provide LNG tanks on a stand-alone basis. Customers for these facilities are international oil companies, regional oil and gas companies, and national oil companies and include such companies as CNOOC, Golden Pass LNG, Isle of Grain, Peru LNG, Qatar Petroleum, Southern LNG and Woodside.

Energy Processes. CB&I has extensive experience in a number of energy processes, including offshore structures, refinery process units, petrochemical process units, gas processing facilities, power plants, pipelines, hydrogen/synthesis gas plants, and sulfur removal and recovery. Customers in energy processes include major energy and petrochemical companies such as Chevron, ConocoPhillips, Hunt Oil, Nexen, Shell, Sunoco and Valero.

Steel Plate Structures. CB&I's capabilities for steel structures include above ground storage tanks, elevated storage tanks, pressure vessels, and other specialty structures such as processing facilities. Customers for these structures include oil and gas companies around the world such as ADNOC, British Gas, Chevron, Kinder Morgan, Qatar Petroleum and Suncor.

Lummus Technologies. CB&I offers licensed technologies for customers in the petrochemical, refining and gas processing industries, as well as heat transfer equipment and performance catalysts. Customers in this sector include companies such as Chevron, SABIC, Shell and Sinopec.

Certain Acquisitions

2007

On November 16, 2007, we acquired all of the outstanding shares of the Lummus business from Asea Brown Boveri Ltd. ("ABB") and certain of its affiliates for a purchase price of approximately $820.9 million, net of cash acquired and inclusive of transaction costs. Lummus' operations include technology operations and on/near shore engineering, procurement, and construction. Lummus supplies a comprehensive range of products and services to the global oil, gas and petrochemical industries, including the design and supply of production facilities, refineries and petrochemical plants.

2003

On April 29, 2003, we acquired certain assets and assumed certain liabilities of Petrofac Inc., an EPC company serving the hydrocarbon processing industry, for $26.6 million, including transaction costs. The acquired operations have been fully integrated into our North America segment.

On May 30, 2003, we acquired certain assets and assumed certain liabilities of John Brown Hydrocarbons Ltd. for $29.6 million, including transaction costs, net of cash acquired. The acquired operations have been integrated into our Europe, Africa and Middle East ("EAME") segment.

Competitive Strengths

Our core competencies, which we believe are significant competitive strengths, include:

Strong Health, Safety and Environmental ("HSE") Performance. Because of our long and outstanding safety record, we are sometimes invited to bid on projects for which other competitors do not qualify. According to the U.S. Bureau of Labor Statistics, the national Lost Workday Case Incidence Rate for construction companies similar to CB&I was 3.5 per 100 full-time employees for 2006 (the latest reported year), while our rate for 2007 was only 0.13 per 100. Our excellent HSE performance also translates directly to lower cost, timely completion of projects, and reduced risk to our employees, subcontractors and customers.

Worldwide Record of Excellence. We have an established record as a leader in the international engineering and construction industry by providing consistently superior project performance for 118 years.

Global Execution Capabilities. With a global network of some 80 sales and operations offices, established supplier relationships and available workforces, we have the ability to rapidly mobilize people, materials and equipment to execute projects in locations ranging from highly industrialized countries to some of the world's more remote regions. Additionally, due primarily to our long-standing presence in numerous markets around the world, we have a prominent position as a local contractor in global energy and industrial markets.

Fabrication. We are one of the few EPC and process technology contractors with in-house fabrication facilities which allow us to offer customers the option of modular construction, when feasible. In contrast to traditional onsite "stick built" construction, modular construction enables the modules to be built within a tightly monitored shop environment and allows us to better control quality, minimize weather delays and expedite schedules. Once completed, the modules are shipped and assembled at the project site.

Licensed Lummus Technologies. We offer a broad, state-of-the-art portfolio in gas processing, refining and petrochemical technologies. Being able to provide licensed technologies sets CB&I apart from our competitors and presents opportunities for increased profitability. Combining technology with EPC capabilities strengthens CB&I's presence throughout the project life cycle, allowing us to capture additional market share in the important higher margin growth sectors.

Recognized Expertise. Our in-house engineering team includes internationally recognized experts in oil and gas processes and facilities, modular design and fabrication, cryogenic storage and processing and bulk liquid storage and systems. Several of our senior engineers are long-standing members of committees that have helped develop worldwide standards for storage structures and process vessels for the petroleum industry, including the American Petroleum Institute and the American Society of Mechanical Engineers.

Strong Focus on Project Risk Management. We are experienced in managing the risk associated with bidding on and executing complex projects. Our position as an integrated EPC service provider allows us to execute global projects on a competitively bid and negotiated basis. We offer our customers a range of contracting options, including fixed-price, cost reimbursable and hybrid approaches.

Management Team with Extensive Engineering and Construction Industry Experience. Members of our senior leadership team have an average of more than 25 years of experience in the engineering and construction industry.

Growth Strategy

On an opportunistic basis, we may pursue additional growth through selective acquisitions of businesses or assets that will expand or complement our current portfolio of services and meet our stringent acquisition criteria. The combination of CB&I and Lummus creates one of the world's leading construction and process engineering companies, with a broad range of multinational customers in the energy and natural resource industries. The offering of both EPC services and technologies further differentiates CB&I from its competitors, and the combination of the complementary platforms has resulted in an organization with formidable resources at each stage of the project life cycle.

Competition

We operate in a competitive environment. Technology performance, price, timeliness of completion, quality, safety record and reputation are the principal competitive factors within the industry. There are numerous regional, national and global competitors that offer services similar to ours.

Marketing and Customers

Through our global network of sales offices, we contract directly with hundreds of customers in the energy and natural resources industries. We rely primarily on direct contact between our technically qualified sales and engineering staff and our customers' engineering and contracting departments. Dedicated sales employees are located throughout our global offices.

Our significant customers, with many of which we have had longstanding relationships, are primarily in the hydrocarbon sector and include major petroleum and petrochemical companies (see our "Market Sectors" for our customers).

We are not dependent upon any single customer on an ongoing basis and do not believe the loss of any single customer would have a material adverse effect on our business. For the year ended December 31, 2007, we had one customer within our EAME segment that accounted for more than 10% of our total revenue. Revenue from South Hook LNG totaled approximately $542.2 million or 12% of our total revenue. For the year ended December 31, 2006, we had one customer within our North America segment and one customer within our EAME segment that each accounted for more than 10% of our total revenue. Revenue from Valero Energy Corporation totaled approximately $353.5 million or 11% of our total revenue, and revenue from South Hook LNG totaled approximately $515.4 million or 16% of our total revenue. For the year ended December 31, 2005, we had one customer within our North America segment that accounted for more than 10% of our revenue. Revenue from Valero Energy Corporation totaled approximately $244.5 million or 11% of our total revenue.

Backlog/New Awards

We had a backlog of work to be completed on contracts of $7.7 billion as of December 31, 2007, compared with $4.6 billion as of December 31, 2006. Due to the timing of awards and the long-term nature of some of our projects, certain backlog of our work may not be completed in the current fiscal year as our revenue is anticipated to be approximately $5.9 to $6.2 billion in 2008. New awards were approximately $6.2 billion for the year ended December 31, 2007, compared with $4.4 billion for the year ended December 31, 2006.

	Years Ended December 31,	
	2007	2006
	(In thousands)	
North America	$1,958,368	$2,753,121
Europe, Africa and Middle East	1,068,224	1,143,941
Asia Pacific	610,340	324,445
Central and South America	2,540,511	207,776
Lummus	25,800	—
Total New Awards	$6,203,243	$4,429,283

Types of Contracts

Our contracts are usually awarded on a competitive bid and negotiated basis. We offer our customers a range of contracting options, including fixed-price, cost reimbursable and hybrid approaches. Each contract is designed to optimize the balance between risk and reward.

Raw Materials and Suppliers

The principal raw materials that we use are metal plate, structural steel, pipe, fittings, catalysts, proprietary equipment and selected engineered equipment such as pumps, valves, compressors, motors and electrical and instrumentation components. Most of these materials are available from numerous suppliers worldwide with some furnished under negotiated supply agreements. We anticipate being able to obtain these materials for the foreseeable future. The price, availability and schedule validities offered by our suppliers, however, may vary significantly from year to year due to various factors. These include supplier consolidations, supplier raw material shortages and costs, surcharges, supplier capacity, customer demand, market conditions, and any duties and tariffs imposed on the materials.

We make planned use of subcontractors where it assists us in meeting customer requirements with regard to schedule, cost or technical expertise. These subcontractors may range from small local entities to companies with global capabilities, some of which may be utilized on a repetitive or preferred basis. We anticipate being able to locate and contract with qualified subcontractors in all global areas where we do business.

Environmental Matters

Our operations are subject to extensive and changing U.S. federal, state and local laws and regulations, as well as laws of other nations that establish health and environmental quality standards. These standards, among others, relate to air and water pollutants and the management and disposal of hazardous substances and wastes. We are exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such pollutants, substances or wastes.

In connection with the historical operation of our facilities, substances which currently are or might be considered hazardous were used or disposed of at some sites that will or may require us to make expenditures for remediation. In addition, we have agreed to indemnify parties to whom we have sold facilities for certain environmental liabilities arising from acts occurring before the dates those facilities were transferred. We are not aware of any possible claim or assessment with respect to any such facility.

We believe that we are currently in compliance, in all material respects, with all environmental laws and regulations. We do not anticipate that we will incur material capital expenditures for environmental controls or for investigation or remediation of environmental conditions during 2008 or 2009.

Patents

We hold patents and licenses for certain items incorporated into our structures. However, none is so essential that its loss would materially affect our business.

Employees

We employed approximately 17,000 persons worldwide as of December 31, 2007. With respect to our total number of employees as of December 31, 2007, we had 7,779 salaried employees and 9,516 hourly and craft employees. The number of hourly and craft employees varies in relation to the number and size of projects we have in process at any particular time. The percentage of our employees represented by unions generally ranges between 10 and 20 percent. CB&I has agreements with various unions representing groups of its employees at project sites in the United States ("U.S."), Canada, the United Kingdom ("U.K."), Australia and various other countries. We have multiple agreements with various unions, the terms of which generally extend up to three years.

We enjoy good relations with our unions and have not experienced a significant work stoppage in any of our facilities in more than 10 years. Additionally, to preserve our project management and technological expertise as core competencies, we recruit, develop and maintain ongoing training programs for engineers and field supervision personnel.

Available Information

We make available our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), free of charge through our internet website at www.cbi.com as soon as reasonably practicable after we electronically file such material with or furnish it to the Securities Exchange Commission (the "SEC").

Item 1A. *Risk Factors*

Any of the following risks (which are not the only risks we face) could have material adverse effects on our financial condition, operating results and cash flow.

Risk Factors Relating to Our Business

We Could Lose Money if We Fail to Execute Within Our Cost Estimates on Fixed-Price, Lump-Sum Contracts.

Most of our net revenue is derived from fixed-price, lump-sum contracts. Under these contracts, we perform our services and execute our projects at a fixed price and, as a result, benefit from cost savings, but we may be unable to recover any cost overruns. If we do not execute the contract within our cost estimates, we may incur losses or the project may not be as profitable as we expected. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from the original projections due to changes in a variety of factors, including but not limited to:

- costs incurred in connection with modifications to a contract (change orders) that may be unapproved by the customer as to scope and/or price;
- unanticipated costs (claims), including costs for customer-caused delays, errors in specifications or designs, or contract termination;
- unanticipated technical problems with the structures or systems being supplied by us, which may require that we spend our own money to remedy the problem;
- changes in the costs of components, materials, labor or subcontractors;
- failure to properly estimate costs of engineering, materials, equipment or labor;
- difficulties in obtaining required governmental permits or approvals;
- changes in laws and regulations;
- changes in labor conditions;
- project modifications creating unanticipated costs;
- delays caused by weather conditions;
- our suppliers' or subcontractors' failure to perform; and
- exacerbation of any one or more of these factors as projects grow in size and complexity.

These risks are exacerbated if the duration of the project is long-term because there is an increased risk that the circumstances upon which we based our original bid will change in a manner that increases costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events.

Our Use of the Percentage-of-Completion Method of Accounting Could Result in a Reduction or Reversal of Previously Recorded Revenue and Profit.

Revenue is primarily recognized using the percentage-of-completion method. Our contracts are usually awarded on a competitive bid and negotiated basis. We offer our customers a range of contracting options, including fixed-price, cost reimbursable and hybrid approaches. Contract revenue is primarily accrued based on the percentage that actual costs-to-date bear to total estimated costs. We utilize this cost-to-cost approach as we believe this method is less subjective than relying on assessments of physical progress. We follow the guidance of the Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," ("SOP 81-1") for accounting policies relating to our use of the percentage-of-completion method, estimating costs, revenue recognition, combining and segmenting contracts and unapproved change order/claim recognition. Under the cost-to-cost approach, while the most widely recognized method used for percentage-of-completion accounting, the use of estimated cost to complete each contract is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Due to the various estimates inherent in our contract accounting, actual results could differ from those estimates, which may result in a reduction or reversal of previously recorded revenue and profit.

Certain Remedies Ordered in a Federal Trade Commission Order Could Adversely Affect Us.

In October 2001, the U.S. Federal Trade Commission (the "FTC" or the "Commission") filed an administrative complaint (the "Complaint") challenging our February 2001 acquisition of certain assets of the Engineered Construction Division of Pitt-Des Moines, Inc. ("PDM") that we acquired together with certain assets of the Water Division of PDM (the Engineered Construction and Water Divisions of PDM are hereafter sometimes referred to as the "PDM Divisions"). The Complaint alleged that the acquisition violated Federal antitrust laws by threatening to substantially lessen competition in four specific business lines in the U.S.: liquefied nitrogen, liquefied oxygen and liquefied argon (LIN/LOX/LAR) storage tanks; liquefied petroleum gas (LPG) storage tanks; liquefied natural gas (LNG) storage tanks and associated facilities; and field erected thermal vacuum chambers (used for the testing of satellites) (the "Relevant Products").

In June 2003, an FTC Administrative Law Judge ruled that our acquisition of PDM assets threatened to substantially lessen competition in the four business lines identified above and ordered us to divest within 180 days of a final order all physical assets, intellectual property and any uncompleted construction contracts of the PDM Divisions that we acquired from PDM to a purchaser approved by the FTC that is able to utilize those assets as a viable competitor.

We appealed the ruling to the full FTC. In addition, the FTC Staff appealed the sufficiency of the remedies contained in the ruling to the full FTC. On January 6, 2005, the Commission issued its Opinion and Final Order. According to the FTC's Opinion, we would be required to divide our industrial division, including employees, into two separate operating divisions, CB&I and New PDM, and to divest New PDM to a purchaser approved by the FTC within 180 days of the Order becoming final. By order dated August 30, 2005, the FTC issued its final ruling substantially denying our petition to reconsider and upholding the Final Order as modified.

We believe that the FTC's Order and Opinion are inconsistent with the law and the facts presented at trial, in the appeal to the Commission, as well as new evidence following the close of the record. We have filed a petition for review of the FTC Order and Opinion with the U.S. Court of Appeals for the Fifth Circuit. Oral arguments occurred on May 2, 2007. On January 25, 2008, we received the decision of the Fifth Circuit Court of Appeals regarding our appeal of the Order. We are currently reviewing the Court's decision, which denied our petition to review the Order, and are evaluating our legal options. As we have done over the course of the past year, we will also continue to work cooperatively with the FTC to resolve this matter. We are not required to divest any assets until we have exhausted all appeal processes available to us, including appeal to the U.S. Supreme Court. Because (i) the remedies described in the Order and Opinion are neither consistent nor clear, (ii) the needs and requirements of any purchaser of divested assets could impact the amount and type of possible additional assets, if any, to be conveyed to the purchaser to constitute it as a viable competitor in the Relevant Products beyond those contained in the PDM Divisions, and (iii) the demand for the Relevant Products is constantly changing, we have not been able to definitively quantify the potential effect on our financial statements. The divested entity could include, among other things, certain fabrication facilities, equipment, contracts and employees of CB&I. The remedies contained in the Order, depending on how and to the extent they are ultimately implemented to establish a viable competitor in the Relevant Products, could have an adverse effect on us, including the possibility of a potential write-down of the net book value of divested assets, a loss of revenue relating to divested contracts and costs associated with a divestiture.

Our Recent Acquisitions or Any Prospective Acquisitions that We Undertake Could Be Difficult to Integrate, Disrupt Our Business, Dilute Stockholder Value and Harm Our Operating Results.

We may continue to pursue growth through the opportunistic acquisition of companies or assets that will enable us to broaden the types of projects we execute and also expand into new markets. Our opportunity to grow through prospective acquisitions may be limited if we cannot identify suitable companies or assets, reach agreement on potential strategic acquisitions on acceptable terms or for other reasons. Our recent or future acquisitions may be subject to a variety of risks, including:

- difficulties in the integration of operations and systems;
- the key personnel and customers of the acquired company may terminate their relationships with the acquired company;
- we may experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and internal controls;
- we may assume or be held liable for risks and liabilities (including for environmental-related costs) as a result of our acquisitions, some of which we may not discover during our due diligence;
- our ongoing business may be disrupted or receive insufficient management attention; and
- we may not be able to realize the cost savings or other financial benefits we anticipated.

If one or more of these risks are realized, it could have an adverse impact on our operations. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on attractive terms. Moreover, to the extent an acquisition transaction financed by non-equity consideration results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit and bonding capacity.

Our Business is Dependent upon Major Construction Projects from our Clients, the Unpredictable Timing of Which May Result in Significant Fluctuations in our Cash Flow and Earnings due to Timing Between the Award of the Project and Payment Under the Contract.

Our cash flow and earnings are dependent upon major construction projects in cyclical industries, including the hydrocarbon refining, natural gas and water industries. The selection of, timing of or failure to obtain projects, delays in awards of projects, cancellations of projects or delays in completion of contracts could result in significant periodic fluctuations in our cash flows. Moreover, construction projects for which our services are contracted may require significant expenditures by us prior to receipt of relevant payments by a customer and such expenditures could reduce our cash flows and necessitate increased borrowings under our credit facilities.

We Could be Exposed to Credit Risk from a Customer's Financial Difficulties.

The majority of our accounts receivable and all contract work in progress are from clients in various industries and locations throughout the world. Most contracts require payments as the projects progress or in certain cases advance payments. We may be exposed to potential credit risk if our customers should encounter financial difficulties.

Our New Awards and Liquidity May Be Adversely Affected by Bonding and Letter of Credit Capacity.

A portion of our new awards requires the support of bid, performance, payment and retention bonds. Our primary use of surety bonds is to support water and wastewater treatment and standard tank projects in the U.S. A restriction, reduction, or termination of our surety agreements could limit our ability to bid on new project opportunities, thereby limiting our new awards, or increase our letter of credit utilization in lieu of bonds, thereby reducing availability under our credit facilities.

Our Revenue and Earnings May Be Adversely Affected by a Reduced Level of Activity in the Hydrocarbon Industry.

In recent years, demand from the worldwide hydrocarbon industry has been the largest generator of our revenue. Numerous factors influence capital expenditure decisions in the hydrocarbon industry, including:

- current and projected oil and gas prices;
- exploration, extraction, production and transportation costs;

- the discovery rate and size of new oil and gas reserves;
- the sale and expiration dates of leases and concessions;
- local and international political and economic conditions, including war or conflict;
- technological advances;
- the ability of oil and gas companies to generate capital; and
- demand for hydrocarbon production.

In addition, changing taxes, price controls, and laws and regulations may reduce or affect the level of activity in the hydrocarbon industry. These factors are beyond our control. Reduced activity in the hydrocarbon industry could result in a reduction of major projects available in the industry, which may result in a reduction of our revenue and earnings and possible under-utilization of our assets.

Intense Competition in the Engineering and Construction and Process Technology Industries Could Reduce Our Market Share and Earnings.

We serve markets that are highly competitive and in which a large number of multinational companies compete. In particular, the EPC and process technology markets are highly competitive and require substantial resources and capital investment in equipment, technology and skilled personnel. Competition also places downward pressure on our contract prices and margins. Intense competition is expected to continue in these markets, presenting us with significant challenges in our ability to maintain strong growth rates and acceptable margins. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our earnings.

Our Projects Expose Us to Potential Professional Liability, Product Liability, or Warranty or Other Claims.

We engineer and construct (and our structures typically are installed in) large industrial facilities in which system failure can be disastrous. We may also be subject to claims resulting from the subsequent operations of facilities we have installed. In addition, our operations are subject to the usual hazards inherent in providing engineering and construction services, such as the risk of work accidents, fires and explosions. These hazards can cause personal injury and loss of life, business interruptions, property damage, pollution and environmental damage. We may be subject to claims as a result of these hazards.

Although we generally do not accept liability for consequential damages in our contracts, any catastrophic occurrence in excess of insurance limits at projects where our structures are installed or services are performed could result in significant professional liability, product liability, warranty and other claims against us. These liabilities could exceed our current insurance coverage and the fees we derive from those structures and services. These claims could also make it difficult for us to obtain adequate insurance coverage in the future at a reasonable cost. Clients or subcontractors that have agreed to indemnify us against such losses may refuse or be unable to pay us. A partially or completely uninsured claim, if successful, could result in substantial losses and reduce cash available for our operations.

We May Experience Increased Costs and Decreased Cash Flow Due to Compliance with Environmental Laws and Regulations, Liability for Contamination of the Environment or Related Personal Injuries.

We are subject to environmental laws and regulations, including those concerning:

- emissions into the air;
- discharge into waterways;
- generation, storage, handling, treatment and disposal of waste materials; and
- health and safety.

Our businesses often involve working around and with volatile, toxic and hazardous substances and other highly regulated materials, the improper characterization, handling or disposal of which could constitute violations of U.S. federal, state or local laws and regulations and laws of other nations, and result in criminal and civil liabilities. Environmental laws and regulations generally impose limitations and standards for certain pollutants or waste materials and require us to obtain permits and comply with various other requirements. Governmental authorities may seek to impose fines and penalties on us, or revoke or deny issuance or renewal of operating permits for failure to comply with applicable laws and regulations. We are also exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such substances or materials. We may incur liabilities that may not be covered by insurance policies, or, if covered, the dollar amount of such liabilities may exceed our policy limits or fall within applicable deductible or retention limits. A partially or completely uninsured claim, if successful and of significant magnitude, could cause us to suffer a significant loss and reduce cash available for our operations.

The environmental health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of such laws and regulations on us in the future. We cannot assure you that our operations will continue to comply with future laws and regulations or that these laws and regulations will not cause us to incur significant costs or adopt more costly methods of operation.

In connection with the historical operation of our facilities, substances which currently are or might be considered hazardous were used or disposed of at some sites that will or may require us to make expenditures for remediation. In addition, we have agreed to indemnify parties to whom we have sold facilities for certain environmental liabilities arising from acts occurring before the dates those facilities were transferred.

We Are Currently Subject to Securities Class Action Litigation, the Settlement of Which, if Not Finally Approved by the Court, Might Have a Material Adverse Effect on Our Financial Condition, Results of Operations and Cash Flow.

A class action shareholder lawsuit was filed on February 17, 2006 against us, Gerald M. Glenn, Robert B. Jordan, and Richard E. Goodrich in the U.S. District Court for the Southern District of New York entitled Welmon v. Chicago Bridge & Iron Co. NV, et al. (No. 06 CV 1283). The complaint was filed on behalf of a purported class consisting of all those who purchased or otherwise acquired our securities from March 9, 2005 through February 3, 2006 and were damaged thereby.

The action asserts claims under the U.S. securities laws in connection with various public statements made by the defendants during the class period and alleges, among other things, that we misapplied percentage-of-completion accounting and did not follow our publicly stated revenue recognition policies.

Since the initial lawsuit, other suits containing substantially similar allegations and with similar, but not exactly the same, class periods were filed.

On July 5, 2006, a single Consolidated Amended Complaint was filed in the Welmon action in the Southern District of New York consolidating all previously filed actions. We and the individual defendants filed a motion to dismiss the Complaint, which was denied by the Court. On March 2, 2007, the lead plaintiffs filed a motion for class certification, and we and the individual defendants filed an opposition to class certification on April 2, 2007. After an initial hearing on the motion for class certification held on May 29, 2007, the Court scheduled another hearing to be held on November 13-14, 2007, to resolve factual issues regarding the typicality and adequacy of the proposed class representatives. The parties have agreed to a rescheduling of the hearing to a later date.

On January 22, 2008, the parties entered into a definitive settlement agreement that, without any admission of liability, would fully resolve the claims made against us and the individual defendants in this litigation. The settlement agreement received preliminary approval by the Court on January 30, 2008 and, after notice to class members, is subject to final approval by the Court at a hearing to be held on June 3, 2008. Under the terms of the settlement agreement, the plaintiff class would receive a payment of $10.5 million to be made by our insurance carrier. We can give no assurance that the Court will finally approve the settlement, and should it fail to do so, the case would revert to a hearing on class certification and could then proceed to discovery and trial on the merits. Should the case proceed to trial, although we believe that we have meritorious defenses to the claims made in the above action and would contest them vigorously, an adverse result could have a material adverse effect on our financial position and results of operations in the period in which the lawsuit is resolved.

An adverse result also could reduce our available cash and necessitate increased borrowings under our credit facility, leaving less capacity available for letters of credit to support our new business, or result in our inability to comply with the covenants of our credit facility and other financing arrangements.

We Are and Will Continue to Be Involved in Litigation That Could Negatively Impact Our Earnings and Financial Condition.

We have been and may from time to time be named as a defendant in legal actions claiming damages in connection with engineering and construction projects, Lummus technology licenses and other matters. These are typically claims that arise in the normal course of business, including employment-related claims and contractual disputes or claims for personal injury (including asbestos-related lawsuits) or property damage which occur in connection with services performed relating to project or construction sites. Contractual disputes normally involve claims relating to the timely completion of projects, performance of equipment or technologies, design or other engineering services or project construction services provided by our subsidiaries. Management does not currently believe that pending contractual, employment-related personal injury or property damage claims will have a material adverse effect on our earnings or liquidity; however, such claims could have such an effect in the future. We may incur liabilities that may not be covered by insurance policies, or, if covered, the dollar amount of such liabilities may exceed our policy limits or fall below applicable deductibles. A partially or completely uninsured claim, if successful and of significant magnitude, could cause us to suffer a significant loss and reduce cash available for our operations.

We May Not Be Able to Fully Realize the Revenue Value Reported in Our Backlog.

We had a backlog of work to be completed on contracts totaling $7.7 billion as of December 31, 2007. Backlog develops as a result of new awards, which represent the revenue value of new project commitments received by us during a given period. Backlog consists of projects which have either (i) not yet been started or (ii) are in progress but are not yet complete. In the latter case, the revenue value reported in backlog is the remaining value associated with work that has not yet been completed. The revenue projected in our backlog may not be realized, or if realized, may not result in earnings as a result of poor project or contract performance. From time to time, projects are cancelled that appeared to have a high certainty of going forward at the time they were recorded as new awards. In the event of a project cancellation, we may be reimbursed for certain costs but typically have no contractual right to the total revenue reflected in our backlog. In addition to being unable to recover certain direct costs, cancelled projects may also result in additional unrecoverable costs due to the resulting under-utilization of our assets.

Political and Economic Conditions, Including War or Conflict, in Non-U.S. Countries in Which We Operate Could Adversely Affect Us.

A significant number of our projects are performed outside the U.S., including in developing countries with political and legal systems that are significantly different from those found in the U.S. We expect non-U.S. sales and operations to continue to contribute materially to our earnings for the foreseeable future. Non-U.S. contracts and operations expose us to risks inherent in doing business outside the U.S., including:

- unstable economic conditions in the non-U.S. countries in which we make capital investments, operate and provide services;
- the lack of well-developed legal systems in some countries in which we operate, which could make it difficult for us to enforce our contracts;
- expropriation of property;
- restrictions on the right to receive dividends from joint ventures, convert currency or repatriate funds; and
- political upheaval and international hostilities, including risks of loss due to civil strife, acts of war, guerrilla activities, insurrections and acts of terrorism.

Political instability risks may arise from time to time on a country-by-country (not geographic segment) basis where we happen to have a large active project. We do not believe we have any material risks at the present time attributable to political instability.

We Are Exposed to Possible Losses from Foreign Currency Exchange Rates.

We are exposed to market risk from changes in foreign currency exchange rates. Our exposure to changes in foreign currency exchange rates arises from receivables, payables, forecasted transactions and firm commitments from international transactions, as well as intercompany loans used to finance non-U.S. subsidiaries. We may incur losses from foreign currency exchange rate fluctuations if we are unable to convert foreign currency in a timely fashion. We seek to minimize the risks from these foreign currency exchange rate fluctuations through a combination of contracting methodology and, when deemed appropriate, use of primarily foreign currency forward contracts. In circumstances where we utilize forward contracts, our results of operations might be negatively impacted if the underlying transactions occur at different times or in different amounts than originally anticipated. We do not use financial instruments for trading or speculative purposes.

Our Goodwill and Other Intangible Assets Could be Impaired and Result in a Charge to Income.

We have accounted for our acquisitions, including the recent acquisition of Lummus, using the "purchase" method of accounting. Under the purchase method we have recorded, at fair value, assets acquired and liabilities assumed, and we recorded as goodwill, the difference between the cost of acquisitions and the sum of the fair value of tangible and identifiable intangible assets acquired, less liabilities assumed. Definite-lived intangible assets have been segregated from goodwill and recorded based upon expected future recovery of the underlying assets. At December 31, 2007, our goodwill balance was $942.3 million, $714.9 million of which is attributable to the excess of the purchase price of Lummus over the fair value of assets and liabilities acquired on November 16, 2007. The remainder is attributable to past acquisitions within our North America and EAME segments. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), definite-lived intangible assets are initially recorded at fair value and amortized over their anticipated useful lives, while goodwill balances are not amortized but rather tested for impairment annually or more frequently if indicators of impairment arise. A fair value approach is used to identify potential goodwill or other intangible impairment, utilizing a discounted cash flow model. Since our adoption of SFAS No. 142 during the first quarter of 2002, we have had no indicators of impairment on goodwill or other intangible assets. However, in the future, if our remaining goodwill or other intangible assets were determined to be impaired, the impairment would result in a charge to income from operations in the year of the impairment with a resulting decrease in our recorded net worth.

If We Are Unable to Attract and Retain Key Personnel, Our Business Could Be Adversely Affected.

Our future success depends on our ability to attract, retain and motivate highly skilled personnel in various areas, including engineering, project management, procurement, project controls, finance and senior management. If we do not succeed in retaining and motivating our current employees and attracting new high quality employees, our business could be adversely affected.

Uncertainty in Enforcing U.S. Judgments Against Netherlands Corporations, Directors and Others Could Create Difficulties for Holders of Our Securities in Enforcing Any Judgments Obtained Against Us.

We are a Netherlands company and a significant portion of our assets are located outside the U.S. In addition, members of our management and supervisory boards may be residents of countries other than the U.S. As a result, effecting service of process on each person may be difficult, and judgments of U.S. courts, including judgments against us or members of our management or supervisory boards predicated on the civil liability provisions of the federal or state securities laws of the U.S., may be difficult to enforce.

Risk Factors Associated with Our Common Stock

If We Fail to Meet Expectations of Securities Analysts or Investors due to Fluctuations in Our Revenue or Operating Results, Our Stock Price Could Decline Significantly.

Our revenue and earnings may fluctuate from quarter to quarter due to a number of factors, including the selection of, timing of, or failure to obtain projects, delays in awards of projects, cancellations of projects, delays in the completion of contracts and the timing of approvals of change orders or recoveries of claims against our customers. It is likely that in some future quarters our operating results may fall below the expectations of securities analysts or investors. In this event, the trading price of our common stock could decline significantly.

Certain Provisions of Our Articles of Association and Netherlands Law May Have Possible Anti-Take-over Effects.

Our Articles of Association and the applicable law of The Netherlands contain provisions that may be deemed to have anti-takeover effects. Among other things, these provisions provide for a staggered board of Supervisory Directors, a binding nomination process and supermajority shareholder voting requirements for certain significant transactions. Such provisions may delay, defer or prevent takeover attempts that shareholders might consider in the best interests of shareholders. In addition, certain U.S. tax laws, including those relating to possible classification as a "controlled foreign corporation" described below, may discourage third parties from accumulating significant blocks of our common shares.

We Have a Risk of Being Classified as a Controlled Foreign Corporation and Certain Shareholders Who Do Not Beneficially Own Shares May Lose the Benefit of Withholding Tax Reduction or Exemption Under Dutch Legislation.

As a company incorporated in The Netherlands, we would be classified as a "controlled foreign corporation" for U.S. federal income tax purposes if any U.S. person acquires 10% or more of our common shares (including ownership through the attribution rules of Section 958 of the Internal Revenue Code of 1986, as amended (the "Code"), each such person, a ("U.S. 10% Shareholder") and the sum of the percentage ownership by all U.S. 10% Shareholders exceeds 50% (by voting power or value) of our common shares. We do not believe we are a controlled foreign corporation. However, we may be determined to be a controlled foreign corporation in the future. In the event that such a determination were made, all U.S. 10% Shareholders would be subject to taxation under Subpart F of the Code. The ultimate consequences of this determination are fact-specific to each U.S. 10% Shareholder, but could include possible taxation of such U.S. 10% Shareholder on a pro rata portion of our income, even in the absence of any distribution of such income.

Under the double taxation convention in effect between The Netherlands and the U.S. (the "Treaty"), dividends paid by Chicago Bridge & Iron Company N.V. ("CB&I N.V.") to certain U.S. corporate shareholders owning at least 10% of the voting power of CB&I N.V. are generally eligible for a reduction of the 15% Netherlands withholding tax to 5%, unless the common shares held by such residents are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. Dividends received by exempt pension organizations and exempt organizations, as defined in the Treaty, are completely exempt from the withholding tax. A holder of common shares other than an individual will not be eligible for the benefits of the Treaty if such holder of common shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty. According to an anti-dividend stripping provision, no exemption from, reduction of, or refund of, Netherlands withholding tax will be granted if the ultimate recipient of a dividend paid by CB&I N.V. is not considered to be the beneficial owner of such dividend. The ability of a holder of common shares to take a credit against its U.S. taxable income for Netherlands withholding tax may be limited.

If We Sell or Issue Additional Common Shares, Your Share Ownership Could be Diluted.

Part of our business strategy is to expand into new markets and enhance our position in existing markets throughout the world through acquisition of complementary businesses. In order to successfully complete targeted acquisitions or fund our other activities, we may issue additional equity securities that could dilute our earnings per share ("EPS") and your share ownership.

FORWARD-LOOKING STATEMENTS

This Form 10-K contains "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involves risk and uncertainty. The forward-looking statements may include, but are not limited to, (and you should read carefully) any statements containing the words "expect," "believe," "anticipate," "project," "estimate," "predict," "intend," "should," "could," "may," "might," or similar expressions or the negative of any of these terms.

Forward-looking statements involve known and unknown risks and uncertainties. In addition to the material risks listed under "Item 1A. Risk Factors" that may cause our actual results, performance or achievements to be materially different from those expressed or implied by any forward-looking statements, the following are some, but not all, of the factors that might cause or contribute to such differences:

- our ability to realize cost savings from our expected execution performance of contracts;
- the uncertain timing and the funding of new contract awards, and project cancellations and operating risks;
- cost overruns on fixed price or similar contracts whether as the result of improper estimates or otherwise;
- risks associated with percentage-of-completion accounting;
- our ability to settle or negotiate unapproved change orders and claims;
- changes in the costs or availability of, or delivery schedule for, equipment, components, materials, labor or subcontractors;
- adverse impacts from weather may affect our performance and timeliness of completion, which could lead to increased costs and affect the costs or availability of, or delivery schedule for, equipment, components, materials, labor or subcontractors;
- increased competition;
- fluctuating revenue resulting from a number of factors, including the cyclical nature of the individual markets in which our customers operate;
- lower than expected activity in the hydrocarbon industry, demand from which is the largest component of our revenue;
- lower than expected growth in our primary end markets, including but not limited to LNG and energy processes;
- risks inherent in acquisitions and our ability to obtain financing for proposed acquisitions;
- our ability to integrate and successfully operate acquired businesses and the risks associated with those businesses;
- the weakening, non-competitiveness, unavailability of, or lack of demand for, our intellectual property rights;
- failure to keep pace with technological changes;
- failure of our patents or licensed technologies to perform as expected or to remain competitive, current, in demand, profitable or enforceable;
- adverse outcomes of pending claims or litigation or the possibility of new claims or litigation, including but not limited to pending securities class action litigation, and the potential effect on our business, financial condition and results of operations;
- the ultimate outcome or effect of the pending FTC order on our business, financial condition and results of operations;

- lack of necessary liquidity to finance expenditures prior to the receipt of payment for the performance of contracts and to provide bid and performance bonds and letters of credit securing our obligations under our bids and contracts;
- proposed and actual revisions to U.S. and non-U.S. tax laws, and interpretation of said laws, Dutch tax treaties with foreign countries, and U.S. tax treaties with non-U.S. countries (including, but not limited to The Netherlands), that seek to increase income taxes payable;
- political and economic conditions including, but not limited to, war, conflict or civil or economic unrest in countries in which we operate; and
- a downturn or disruption in the economy in general.

Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future performance or results. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider these risks when reading any forward-looking statements.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We own or lease the properties used to conduct our business. The capacities of these facilities depend upon the components of the structures being fabricated and constructed. The mix of structures is constantly changing, and, consequently, we cannot accurately state the extent of utilization of these facilities. We believe these facilities are adequate to meet our current requirements. The following list summarizes our principal properties:

Location	Type of Facility	Interest
North America		
Beaumont, Texas	Engineering, fabrication facility, operations and administrative office	Owned
Birmingham, Alabama	Warehouse	Owned
Bloomfield, New Jersey	Engineering and administrative office	Leased
Bourbonnais, Illinois	Warehouse	Owned
Clive, Iowa	Fabrication facility, warehouse, operations and administrative office	Owned
Edmonton, Canada	Administrative office	Leased
Everett, Washington	Fabrication facility, warehouse, operations and administrative office	Leased
Fort Saskatchewan, Canada	Warehouse, operations and administrative office	Owned
Franklin, Tennessee	Warehouse	Owned
Houston, Texas	Engineering and fabrication facility	Owned
Houston, Texas	Engineering and administrative offices	Leased
Houston, Texas	Warehouse	Leased
Niagara Falls, Canada	Engineering and administrative office	Leased
Pittsburgh, Pennsylvania	Engineering, operations and administrative office	Leased
Plainfield, Illinois	Engineering, operations and administrative office	Leased
Provo, Utah	Fabrication facility, warehouse, operations and administrative office	Owned
Richardson, Texas	Engineering and administrative office	Leased
San Luis Obispo, California	Warehouse and fabrication facility	Owned
Tyler, Texas	Engineering, fabrication facilities, operations and administrative office	Owned
Warren, Pennsylvania	Fabrication facility	Leased
The Woodlands, Texas	Engineering, operations and administrative office	Owned

Location	Type of Facility	Interest
Europe, Africa and Middle East		
Ajman, United Arab Emirates	Engineering office	Leased
Al Aujam, Saudi Arabia	Fabrication facility and warehouse	Owned
Al-Khobar, Saudi Arabia	Engineering and administrative office	Leased
Brno, Czech Republic	Engineering and administrative office	Owned
Cairo, Egypt	Engineering office	Leased
Dubai, United Arab Emirates	Engineering, operations, administrative office and warehouse	Leased
The Hague, The Netherlands	Principal executive office and engineering and administrative office	Leased
Ladenberg, Germany	Operations and administrative office	Leased
London, England	Engineering, operations and administrative office	Leased
Moscow, Russia	Sales and administrative office	Leased
Redhill, England	Personnel placement office	Leased
Secunda, South Africa	Fabrication facility and warehouse	Leased
West Bay, Doha Qatar	Administrative and engineering office	Leased
Wiesbaden, Germany	Engineering and administrative office	Leased
Asia Pacific		
Bangkok, Thailand	Administrative office	Leased
Batangas, Philippines	Fabrication facility and warehouse	Leased
Beijing, China	Engineering and administrative office	Leased
Blacktown, Australia	Engineering, operations and administrative office	Leased
Kwinana, Australia	Fabrication facility, warehouse and administrative office	Owned
New Delhi, India	Engineering office	Leased
Shanghai, China	Sales, operations and administrative office	Leased
Singapore	Engineering and administrative office	Leased
Tokyo, Japan	Sales office	Leased
Central and South America		
Caracas, Venezuela	Administrative and engineering office	Leased
Puerto Ordaz, Venezuela	Fabrication facility and warehouse	Leased

We also own or lease a number of sales, administrative and field construction offices, warehouses and equipment maintenance centers strategically located throughout the world.

Item 3. *Legal Proceedings*

We have been and may from time to time be named as a defendant in legal actions claiming damages in connection with engineering and construction projects, technology licenses and other matters. These are typically claims that arise in the normal course of business, including employment-related claims and contractual disputes or claims for personal injury or property damage which occur in connection with services performed relating to project or construction sites. Contractual disputes normally involve claims relating to the timely completion of projects, performance of equipment or technologies, design or other engineering services or project construction services provided by our subsidiaries. Management does not currently believe that pending contractual, employment-related personal injury or property damage claims will have a material adverse effect on our earnings or liquidity.

Antitrust Proceedings — In October 2001, the FTC filed an administrative complaint (the "Complaint") challenging our February 2001 acquisition of certain assets of the Engineered Construction Division of PDM that we acquired together with certain assets of the Water Division of PDM (the Engineered Construction and Water Divisions of PDM are hereafter sometimes referred to as the "PDM Divisions"). The Complaint alleged that the acquisition violated Federal antitrust laws by threatening to substantially lessen competition in four specific business lines in the U.S.: liquefied nitrogen, liquefied oxygen and liquefied argon (LIN/LOX/LAR) storage tanks; liquefied petroleum gas (LPG) storage tanks; liquefied natural gas (LNG) storage tanks and associated facilities; and field erected thermal vacuum chambers (used for the testing of satellites) (the "Relevant Products").

In June 2003, an FTC Administrative Law Judge ruled that our acquisition of PDM assets threatened to substantially lessen competition in the four business lines identified above and ordered us to divest within 180 days of a final order all physical assets, intellectual property and any uncompleted construction contracts of the PDM Divisions that we acquired from PDM to a purchaser approved by the FTC that is able to utilize those assets as a viable competitor.

We appealed the ruling to the full FTC. In addition, the FTC Staff appealed the sufficiency of the remedies contained in the ruling to the full FTC. On January 6, 2005, the Commission issued its Opinion and Final Order. According to the FTC's Opinion, we would be required to divide our industrial division, including employees, into two separate operating divisions, CB&I and New PDM, and to divest New PDM to a purchaser approved by the FTC within 180 days of the Order becoming final. By order dated August 30, 2005, the FTC issued its final ruling substantially denying our petition to reconsider and upholding the Final Order as modified.

We believe that the FTC's Order and Opinion are inconsistent with the law and the facts presented at trial, in the appeal to the Commission, as well as new evidence following the close of the record. We have filed a petition for review of the FTC Order and Opinion with the U.S. Court of Appeals for the Fifth Circuit. Oral arguments occurred on May 2, 2007. On January 25, 2008, we received the decision of the Fifth Circuit Court of Appeals regarding our appeal of the Order. We are currently reviewing the Court's decision, which denied our petition to review the Order, and are evaluating our legal options. As we have done over the course of the past year, we will also continue to work cooperatively with the FTC to resolve this matter. We are not required to divest any assets until we have exhausted all appeal processes available to us, including appeal to the U.S. Supreme Court. Because (i) the remedies described in the Order and Opinion are neither consistent nor clear, (ii) the needs and requirements of any purchaser of divested assets could impact the amount and type of possible additional assets, if any, to be conveyed to the purchaser to constitute it as a viable competitor in the Relevant Products beyond those contained in the PDM Divisions, and (iii) the demand for the Relevant Products is constantly changing, we have not been able to definitively quantify the potential effect on our financial statements. The divested entity could include, among other things, certain fabrication facilities, equipment, contracts and employees of CB&I. The remedies contained in the Order, depending on how and to the extent they are ultimately implemented to establish a viable competitor in the Relevant Products, could have an adverse effect on us, including the possibility of a potential write-down of the net book value of divested assets, a loss of revenue relating to divested contracts and costs associated with a divestiture.

Securities Class Action — A class action shareholder lawsuit was filed on February 17, 2006 against us, Gerald M. Glenn, Robert B. Jordan, and Richard E. Goodrich in the U.S. District Court for the Southern District of New York entitled Welmon v. Chicago Bridge & Iron Co. NV, et al. (No. 06 CV 1283). The complaint was filed on behalf of a purported class consisting of all those who purchased or otherwise acquired our securities from March 9, 2005 through February 3, 2006 and were damaged thereby.

The action asserts claims under the U.S. securities laws in connection with various public statements made by the defendants during the class period and alleges, among other things, that we misapplied percentage-of-completion accounting and did not follow our publicly stated revenue recognition policies.

Since the initial lawsuit, other suits containing substantially similar allegations and with similar, but not exactly the same, class periods were filed.

On July 5, 2006, a single Consolidated Amended Complaint was filed in the Welmon action in the Southern District of New York consolidating all previously filed actions. We and the individual defendants filed a motion to dismiss the Complaint, which was denied by the Court. On March 2, 2007, the lead plaintiffs filed a motion for class certification, and we and the individual defendants filed an opposition to class certification on April 2, 2007. After an initial hearing on the motion for class certification held on May 29, 2007, the Court scheduled another hearing to be held on November 13-14, 2007, to resolve factual issues regarding the typicality and adequacy of the proposed class representatives. The parties have agreed to a rescheduling of the hearing to a later date.

On January 22, 2008, the parties entered into a definitive settlement agreement that, without any admission of liability, would fully resolve the claims made against us and the individual defendants in this litigation. The settlement agreement received preliminary approval by the Court on January 30, 2008 and, after notice to class members, is subject to final approval by the Court at a hearing to be held on June 3, 2008. Under the terms of the settlement agreement, the plaintiff class would receive a payment of $10.5 million to be made by our insurance carrier. We can give no assurance that the Court will finally approve the settlement, and should it fail to do so, the case would revert to a hearing on class certification and could then proceed to discovery and trial on the merits. Should the case proceed to trial, although we believe that we have meritorious defenses to the claims made in the above action and would contest them vigorously, an adverse result could have a material adverse effect on our financial position and results of operations in the period in which the lawsuit is resolved.

Asbestos Litigation — We are a defendant in lawsuits wherein plaintiffs allege exposure to asbestos due to work we may have performed at various locations. We have never been a manufacturer, distributor or supplier of asbestos products. Through December 31, 2007, we have been named a defendant in lawsuits alleging exposure to asbestos involving approximately 4,600 plaintiffs, and of those claims, approximately 1,900 claims were pending and 2,700 have been closed through dismissals or settlements. Through December 31, 2007, the claims alleging exposure to asbestos that have been resolved have been dismissed or settled for an average settlement amount per claim of approximately one thousand dollars. With respect to unasserted asbestos claims, we cannot identify a population of potential claimants with sufficient certainty to determine the probability of a loss and to make a reasonable estimate of liability, if any. We review each case on its own merits and make accruals based on the probability of loss and our ability to estimate the amount of liability and related expenses, if any. We do not currently believe that any unresolved asserted claims will have a material adverse effect on our future results of operations, financial position or cash flow and at December 31, 2007, we had accrued $0.9 million for liability and related expenses. While we continue to pursue recovery for recognized and unrecognized contingent losses through insurance, indemnification arrangements or other sources, we are unable to quantify the amount, if any, that may be expected to be recoverable because of the variability in the coverage amounts, deductibles, limitations and viability of carriers with respect to our insurance policies for the years in question.

Environmental Matters — Our operations are subject to extensive and changing U.S. federal, state and local laws and regulations, as well as laws of other nations that establish health and environmental quality standards. These standards, among others, relate to air and water pollutants and the management and disposal of hazardous substances and wastes. We are exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such pollutants, substances or wastes.

In connection with the historical operation of our facilities, substances which currently are or might be considered hazardous were used or disposed of at some sites that will or may require us to make expenditures for remediation. In addition, we have agreed to indemnify parties to whom we have sold facilities for certain environmental liabilities arising from acts occurring before the dates those facilities were transferred.

We believe that we are currently in compliance, in all material respects, with all environmental laws and regulations. We do not anticipate that we will incur material capital expenditures for environmental controls or for investigation or remediation of environmental conditions during 2008 or 2009.

Item 4. *Submission of Matters to a Vote of Security Holders*

Shareholders voted, approved and authorized the acquisition of the Lummus business of ABB by the Company or direct or indirect wholly-owned subsidiaries of the Company at a special shareholder meeting held on November 16, 2007:

For	67,802,811
Against	90,558
Abstain	95,552

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the NYSE. As of February 1, 2008, we had approximately 30,600 shareholders. The following table presents the range of common stock prices on the NYSE and the cash dividends paid per share of common stock for the years ended December 31, 2007 and 2006 by quarter:

	Range of Common Stock Prices			Dividends
	High	Low	Close	per Share
Year Ended December 31, 2007				
Fourth Quarter	$63.22	$41.49	$60.44	$0.04
Third Quarter	$44.84	$30.00	$43.06	$0.04
Second Quarter	$40.19	$30.10	$37.74	$0.04
First Quarter	$31.50	$25.79	$30.75	$0.04
Year Ended December 31, 2006				
Fourth Quarter	$29.75	$23.17	$27.34	$0.03
Third Quarter	$27.78	$22.75	$24.06	$0.03
Second Quarter	$27.50	$21.78	$24.15	$0.03
First Quarter	$31.85	$19.60	$24.00	$0.03

Any future cash dividends will depend upon our results of operations, financial condition, cash requirements, availability of surplus and such other factors as our Board of Directors may deem relevant.

The following table summarizes information, as of December 31, 2007, relating to our equity compensation plans pursuant to which grants of options or other rights to acquire our common shares may be granted from time to time:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	1,194,536	$11.19	2,455,957
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,194,536	$11.19	2,455,957

Item 6. *Selected Financial Data*

We derived the following summary financial and operating data for the five years ended December 31, 2003 through 2007 from our audited Consolidated Financial Statements, except for "Other Data." You should read this information together with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements, including the related notes, appearing in "Item 8. Financial Statements and Supplementary Data."

	Years Ended December 31,				
	2007(3)	2006	2005	2004	2003
	(In thousands, except per share and employee data)				
Income Statement Data					
Revenue	$4,363,492	$3,125,307	$2,257,517	$1,897,182	$1,612,277
Cost of revenue	4,006,643	2,843,554	2,109,113	1,694,871	1,415,715
Gross profit	356,849	281,753	148,404	202,311	196,562
Selling and administrative expenses	153,667	133,769	106,937	98,503	93,506
Intangibles amortization	3,996	1,572	1,499	1,817	2,548
Other operating (income) loss, net(1)	(1,274)	773	(10,267)	(88)	(2,833)
Earnings of investees accounted for by the equity method	(5,106)	—	—	—	—
Income from operations	205,566	145,639	50,235	102,079	103,341
Interest expense	(7,269)	(4,751)	(8,858)	(8,232)	(6,579)
Interest income	31,121	20,420	6,511	2,233	1,300
Income before taxes and minority interest	229,418	161,308	47,888	96,080	98,062
Income tax expense	(57,354)	(38,127)	(28,379)	(31,284)	(29,713)
Income before minority interest	172,064	123,181	19,509	64,796	68,349
Minority interest in (income) loss	(6,424)	(6,213)	(3,532)	1,124	(2,395)
Net income	$ 165,640	$ 116,968	$ 15,977	$ 65,920	$ 65,954
Per Share Data					
Net income — basic	$ 1.73	$ 1.21	$ 0.16	$ 0.69	$ 0.73
Net income — diluted	$ 1.71	$ 1.19	$ 0.16	$ 0.67	$ 0.69
Cash dividends	$ 0.16	$ 0.12	$ 0.12	$ 0.08	$ 0.08
Balance Sheet Data					
Goodwill	$ 942,344	$ 229,460	$ 230,126	$ 233,386	$ 219,033
Total assets	$3,330,923	$1,784,412	$1,377,819	$1,102,718	$ 932,362
Long-term debt	$ 160,000	$ —	$ 25,000	$ 50,000	$ 75,000
Total shareholders' equity	$ 726,719	$ 542,435	$ 483,668	$ 469,238	$ 389,164
Cash Flow Data					
Cash flows from operating activities	$ 446,395	$ 476,129	$ 164,999	$ 132,769	$ 90,366
Cash flows from investing activities	$ (904,328)	$ (78,599)	$ (26,350)	$ (26,051)	$ (102,030)
Cash flows from financing activities	$ 144,361	$ (112,071)	$ (41,049)	$ 16,754	$ 22,046
Other Financial Data					
Gross profit percentage	8.2%	9.0%	6.6%	10.7%	12.2%
Depreciation and amortization	$ 39,764	$ 28,026	$ 18,216	$ 22,498	$ 21,431
Capital expenditures	$ 88,308	$ 80,352	$ 36,869	$ 17,430	$ 31,286

	Years Ended December 31,				
	2007(3)	2006	2005	2004	2003
	(In thousands, except per share and employee data)				
Other Data					
New awards(2)	$6,203,243	$4,429,283	$3,279,445	$2,614,549	$1,708,210
Backlog(2)	$7,698,643	$4,560,629	$3,199,395	$2,339,114	$1,590,381
Number of employees:					
Salaried	7,779	3,863	3,218	3,204	2,895
Hourly and craft	9,516	8,238	6,773	7,824	7,337

(1) Other operating (income) loss, net, generally represents (gains) losses on the sale of technology, property, plant and equipment.

(2) New awards represent the value of new project commitments received by us during a given period. These commitments are included in backlog until work is performed and revenue is recognized or until cancellation. Backlog may also fluctuate with currency movements.

(3) Included in our 2007 results of operations were the operating results of Lummus from the acquisition date of November 16, 2007. For further discussion of the operating results of Lummus, see Note 16 to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data."

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" is provided to assist readers in understanding our financial performance during the periods presented and significant trends which may impact our future performance. This discussion should be read in conjunction with our Consolidated Financial Statements and the related notes thereto included within "Item 8. Financial Statements and Supplementary Data."

CB&I is an integrated EPC provider and major process technology licensor. Founded in 1889, CB&I provides conceptual design, technology, engineering, procurement, fabrication, construction, commissioning and associated maintenance services to customers in the energy and natural resource industries.

Recent Developments

Pursuant to the terms of a Share Sale and Purchase Agreement dated August 24, 2007, we agreed to purchase all of the outstanding shares of Lummus from ABB and certain of its affiliates for a net cash purchase price, including transaction costs, of approximately $820.9 million. The record date, shareholder approval date, material terms of the sale and purchase agreement, initial pro forma and historical financial information for us and Lummus and other information with respect to Lummus were included in a definitive proxy statement filed by us with the SEC on October 18, 2007. As discussed in "Item 4. Submission of Matters to a Vote of Security Holders," the shareholders voted and approved the acquisition of Lummus at a special shareholder meeting held on November 16, 2007. Our results of operations for the periods covered in this Form 10-K include the results of operations of Lummus commencing on November 16, 2007, the date on which the acquisition was consummated.

RESULTS OF OPERATIONS

Our new awards, revenue and income (loss) from operations in the following geographic and Lummus segments are as follows:

	Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
New Awards(1)			
North America	$1,958,368	$2,753,121	$1,518,317
Europe, Africa and Middle East	1,068,224	1,143,941	1,196,567
Asia Pacific	610,340	324,445	426,265
Central and South America	2,540,511	207,776	138,296
Lummus	25,800	—	—
Total new awards	$6,203,243	$4,429,283	$3,279,445
Revenue			
North America	$1,941,320	$1,676,694	$1,359,878
Europe, Africa and Middle East	1,249,074	1,101,813	582,918
Asia Pacific	442,042	234,764	222,720
Central and South America	626,415	112,036	92,001
Lummus	104,641	—	—
Total revenue	$4,363,492	$3,125,307	$2,257,517
Income (Loss) From Operations			
North America	$ 142,118	$ 79,164	$ 43,799
Europe, Africa and Middle East	(35,659)	46,079	(11,969)
Asia Pacific	35,427	16,219	8,898
Central and South America	53,289	4,177	9,507
Lummus	10,391	—	—
Total income from operations	$ 205,566	$ 145,639	$ 50,235

(1) New awards represent the value of new project commitments received by us during a given period. These commitments are included in backlog until work is performed and revenue is recognized or until cancellation.

2007 VERSUS 2006

New Awards/Backlog — New awards in 2007 of $6.2 billion, increased $1.8 billion, or 40% compared with 2006. Approximately 41% of our new awards during 2007 were for contracts awarded within our Central and South America ("CSA") segment, while 32% were for contracts awarded in North America. North America's new awards decreased 29% due to the impact of a significant LNG import terminal award in the U.S. during 2006, valued at $1.1 billion. Significant awards in North America during 2007 included two refinery expansion projects and an LNG expansion project, all awarded in the U.S. New awards in our EAME segment decreased 7% as a result of the impact of growth on the U.K. LNG import terminals and major awards in the Middle East during 2006, partly offset by a U.K. LNG terminal award during 2007, valued at approximately $500.0 million. New awards in our Asia Pacific ("AP") segment increased 88% primarily due to an LNG storage facility award in Australia, valued in excess of $373.0 million. New awards in our CSA segment increased 1123%, due to an LNG liquefaction award in Peru, valued in excess of $1.5 billion, and an LNG regasification terminal award in Chile, valued at approximately $775.0 million. In 2008, we anticipate new awards to range between $6.5 and $7.0 billion.

Due to our strong performance in new awards and approximately $1.2 billion of backlog acquired with our acquisition of Lummus, our backlog has increased from $4.6 billion in 2006 to $7.7 billion in 2007.

Revenue — Revenue in 2007 of $4.4 billion increased $1.2 billion, or 40%, compared with 2006. Our revenue fluctuates based on the changing project mix and is dependent on the amount and timing of new awards, project schedules, durations and other matters. During 2007, revenue increased 16% in the North America segment, 13% in the EAME segment, 88% in the AP segment, and more than fourfold in the CSA segment. The increase in our North America segment was primarily a result of progress on the U.S. LNG import terminal awarded in the second half of 2006. Increased revenue within our EAME segment resulted from the impact of growth on an existing LNG project in the U.K. and stronger steel plate structure activity in the Middle East. Revenue growth in the AP segment was a result of progress on a significant project in Australia. CSA's increase was a result of the significant increase in new awards during the year. Total revenue contributed by our recent acquisition of Lummus was approximately $104.6 million. We anticipate total revenue for 2008 will be between $5.9 and $6.2 billion.

Gross Profit — Gross profit in 2007 was $356.8 million, or 8.2% of revenue, compared with $281.8 million, or 9.0% of revenue, in 2006. The 2007 and 2006 results were impacted by several key factors including the following:

North America

Our North America segment was favorably impacted during 2007 by the strong steel plate structure markets in the U.S. and Canada and a cancellation provision associated with an LNG tank project in Canada. These favorable impacts were partially offset by charges to earnings during the first half of 2007 of approximately $19.8 million associated with costs on a project that closed in a loss position. These charges related primarily to higher than anticipated labor costs and modifications to our field execution approach. Our 2006 results were impacted by increased forecasted construction costs to complete several projects.

EAME

Our EAME segment was unfavorably impacted by increased forecasted construction costs on a project in the U.K. We increased our forecasted costs to complete the project during 2007 primarily as a result of lower than expected labor productivity and schedule impacts, which increased our project management and field labor estimates and associated subcontract costs. As a result of the cumulative revisions to its estimated costs to complete, the project is now forecasted to result in an approximate $77.8 million cumulative loss, which resulted in charges to earnings of $97.7 million during 2007. The loss position will result in recognition of revenue on the project with no gross margin until the project's completion, which is anticipated in 2008. If subcontractor issues are not resolved for amounts currently included in our estimates or the project schedule extends longer than anticipated, our future results of operations would be negatively impacted.

The impact of the above project was partly offset by stronger steel plate structure activity in the Middle East during the current year.

Other

- Our AP segment was favorably impacted by the higher level of revenue in the region.
- Our CSA segment benefited from the significant new awards in the first half of 2007, while 2006 was impacted by negative cost adjustments on several projects.
- The results of our recently acquired Lummus business contributed to our 2007 gross profit.

Selling and Administrative Expenses — Selling and administrative expenses were $153.7 million, or 3.5% of revenue, in 2007, compared with $133.8 million, or 4.3% of revenue, in 2006. Despite a 40% increase in revenue during 2007, our selling and administrative expenses increased only $19.9 million, including $10.2 million associated with the operations of our recent acquisition of Lummus, as a result of effective cost controls.

Income from Operations — During 2007, income from operations was $205.6 million, representing a $59.9 million increase compared with 2006. As described above, our results were favorably impacted by higher revenue volume, partially offset by lower gross profit percentage levels and increased selling and administrative expenses.

Interest Expense and Interest Income — Interest expense increased $2.5 million from the prior year to $7.3 million, due to higher average debt levels resulting from borrowings to fund a portion of our acquisition of Lummus and the impact of a favorable settlement of contingent tax obligations during 2006. Borrowings associated with the acquisition of Lummus included short-term revolver borrowings (which were fully repaid as of December 31, 2007) and a $200.0 million five-year term loan. The final of three equal annual installments of $25.0 million was paid in mid-2007 associated with our senior notes. Interest income increased $10.7 million from 2006 to $31.1 million primarily due to higher short-term investment levels prior to the acquisition of Lummus in November 2007 and higher associated yields.

Income Tax Expense — Income tax expense for 2007 and 2006 was $57.4 million, or 25.0% of pre-tax income, and $38.1 million, or 23.6% of pre-tax income, respectively. The rate increase compared with 2006 was primarily due to the U.S./non-U.S. income mix and the recording of tax reserves. We expect our 2008 rate to fall within our historical range of 27% to 31%.

We operate in more than 80 locations worldwide and, therefore, are subject to the jurisdiction of multiple taxing authorities. Determination of taxable income in any given jurisdiction requires the interpretation of applicable tax laws, regulations, treaties, tax pronouncements and other tax agreements. As a result, we are subject to tax assessments in such jurisdictions, including assessments related to the determination of taxable income, transfer pricing and the application of tax treaties, among others. We believe we have adequately provided for any such known or anticipated assessments. We believe that the majority of the amount currently provided under Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes" ("FIN 48") will not be settled in the next twelve months and such possible settlement will not have a significant impact on our liquidity.

Minority Interest in Income — Minority interest in income in 2007 was $6.4 million compared with minority interest in income of $6.2 million in 2006. The changes compared with 2006 are commensurate with the levels of operating income for the contracting entities.

2006 VERSUS 2005

New Awards/Backlog — New awards in 2006 of $4.4 billion, increased $1.1 billion, or 35% compared with 2005. Approximately 62% of our new awards during 2006 were for contracts awarded in North America. During 2006, North America's new awards increased 81% due to a major LNG import terminal award in the U.S., valued at $1.1 billion. New awards in our EAME segment decreased 4%, attributable to the impact of LNG import terminal awards in the U.K. during 2005, partly offset by two major awards in the Middle East and growth on the U.K. LNG terminals during 2006. New awards in our AP segment decreased 24%, primarily due to the impact of a large LNG terminal and tank award in China during 2005, partly offset by the award of a major LNG expansion project in Australia during 2006. New awards in the CSA segment increased 50% due to oil refinery process related awards in the Caribbean.

Due to our strong performance in new awards, our backlog increased from $3.2 billion in 2005 to $4.6 billion in 2006.

Revenue — Revenue in 2006 of $3.1 billion increased $867.8 million, or 38%, compared with 2005. Our revenue fluctuates based on the changing project mix and is dependent on the amount and timing of new awards, project schedules, durations and other matters. During 2006, revenue increased 23% in the North America segment, 89% in the EAME segment, 5% in the AP segment, and 22% in the CSA segment. The increase in the North America segment was primarily a result of higher backlog going into the year for refinery related work coupled with the award of the LNG terminal noted above. Revenue growth in the EAME segment resulted from continued progress on two LNG projects in the U.K., which accounted for approximately 23% of the Company's total revenue during 2006, and strong progress on steel plate structure projects in the region. AP remained comparable to 2005 as the continued LNG work in China was partly offset by lower volume in Australia. CSA's increase was a result of higher backlog going into the year.

Gross Profit — Gross profit in 2006 was $281.8 million, or 9.0% of revenue, compared with $148.4 million, or 6.6% of revenue, in 2005. The 2006 and 2005 results were impacted by several key factors including the following:

- In 2005, we recognized a $53.0 million charge to earnings for unrecoverable costs on certain projects forecasted to close in a significant loss position. Total provisions charged to earnings during 2006 for projects forecasted to close in a loss position were not significant.

- During 2005, we increased forecasted construction costs to complete several projects in the U.S., primarily related to third party construction sublets.

- In 2005, we reported higher foreign currency exchange losses, primarily attributable to the mark-to-market of hedges.

- During 2005, we incurred significant legal and consulting fees to pursue claims recovery on several projects. During 2006, fees associated with claims pursuit were not significant and we negotiated recovery of a claim on a substantially completed project.

North America

The increase compared with 2005 is primarily due to the 2005 negative project cost adjustments. During 2005, our North America segment was impacted by several key factors, including recognition of unrecoverable costs on two projects, one that is now complete and another that is substantially complete, as well as increases in forecasted costs to complete several projects in the U.S. resulting from higher than expected construction costs, primarily related to third party construction sublets. These forecasted costs increased substantially during the second half of 2005 due to tight market conditions, which were further impacted by Hurricanes Katrina and Rita.

EAME

The improvement compared with 2005 is primarily attributable to the following:

- During 2005, we recognized a $31.1 million provision for a project forecasted to be in a loss position. No significant provisions were charged to earnings for this project in 2006.

- During 2006, we negotiated recovery of a claim, while in 2005, we incurred significant legal and consulting fees to pursue claims recovery.

- Also during 2005, we recognized adjustments to projected costs to complete a project in our Middle East region which experienced delays.

- During 2006, we recorded lower losses on derivative transactions, when compared with 2005. The 2005 losses were attributable to the mark-to-market of hedges deemed to be ineffective.

Partially offsetting the overall improvement from 2005 were increased forecasted construction costs on a specific project, primarily related to third party sublets and the impact of labor productivity issues stemming from the inclement weather conditions. The majority of these costs impacted the last half of 2006.

Other

The AP segment benefited from project savings and settlements on completed projects in 2006, while our CSA segment was impacted by negative project cost adjustments and higher pre-contract costs.

At December 31, 2006, we had no material outstanding unapproved change orders/claims recognized. Outstanding unapproved change orders/claims recognized, net of reserves, as of December 31, 2005 were $48.5 million. The decrease in outstanding unapproved change orders/claims was due primarily to a final settlement associated with a completed project in our EAME segment during the second quarter of 2006. The settlement did not have a significant effect on our reported results.

Selling and Administrative Expenses — Selling and administrative expenses were $133.8 million, or 4.3% of revenue, in 2006, compared with $106.9 million, or 4.7% of revenue, in 2005. The absolute dollar increase compared with 2005 related primarily to the following factors:

- increased incentive program costs (of approximately $14.0 million), primarily performance based compensation costs and pursuant to SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), the effect of accelerating stock compensation charges for employees becoming eligible for retirement during the award's vesting period;

- increased professional fees, including incremental accounting fees necessary to complete the 2005 annual audit, higher 2006 base audit fees and fees relating to legal matters; and

- severance and retention agreements and the effect of accelerating stock compensation charges associated with the departure of former executives.

We adopted SFAS No. 123(R) on January 1, 2006 by applying the modified prospective method. Prior to adoption, we accounted for our share-based compensation awards using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

Income from Operations — During 2006, income from operations was $145.6 million, representing a $95.4 million increase compared with 2005. As described above, our results were favorably impacted by higher revenue volume and gross profit levels. The overall increase was partially offset by increased selling, general and administrative costs and the impact of the recognition of gains on the sale of property, plant, equipment and technology during 2005, which included a $7.9 million gain associated with the sale of non-core business related technology.

Interest Expense and Interest Income — Interest expense decreased $4.1 million from the prior year to $4.8 million, primarily due to the impact of a scheduled principle installment payment of $25.0 million on our senior notes and a favorable settlement of contingent tax obligations. Interest income increased $13.9 million from 2005 to $20.4 million primarily due to higher short-term investment levels and associated yields.

Income Tax Expense — Income tax expense for 2006 and 2005 was $38.1 million, or 23.6% of pre-tax income, and $28.4 million, or 59.3% of pre-tax income, respectively. The rate decrease compared with 2005 was primarily due to the U.S./non-U.S. income mix, the reversal of foreign valuation allowances, the release of tax reserves and provision to tax return adjustments. As of December 31, 2006, we had approximately $27.7 million of U.S. net operating loss carryforwards ("NOLs"), none of which were subject to limitation under Internal Revenue Code Section 382.

Minority Interest in Income — Minority interest in income in 2006 was $6.2 million compared with minority interest in income of $3.5 million in 2005. The change from 2005 primarily relates to higher operating income for certain entities.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, cash and cash equivalents totaled $305.9 million.

Operating — During 2007, our operations generated $446.4 million of cash flows primarily as a result of profitability as well as lower net cash investments in contracts in progress and higher accounts payable levels. The changes in these working capital components are primarily a result of project growth within our CSA segment. The overall level of working capital varies from period to period and is affected by the mix, stage of completion and commercial terms of contracts.

Investing — In 2007, net cash flows utilized in investing activities were $904.3 million, primarily as a result of cash utilized to fund the Lummus acquisition totaling $820.9 million, net of cash acquired and inclusive of transaction costs. Additionally, we incurred $88.3 million for capital expenditures, primarily associated with support facilities in our North America segment and the purchase of project-related equipment to support projects in our North America and EAME segments. For 2008, capital expenditures are anticipated to be in the $115.0 to $130.0 million range.

We continue to evaluate and selectively pursue opportunities for additional expansion of our business through acquisition of complementary businesses. These acquisitions, if they arise, may involve the use of additional cash or may require further debt or equity financing.

Financing — During 2007, net cash flows provided by financing activities totaled $144.4 million, primarily as a result of borrowings under our $200.0 million term loan associated with our acquisition of Lummus. Additional cash provided by financing activities included $9.5 million and $1.2 million from the issuance of treasury and common shares, respectively, and a $7.1 million reclassification of benefits associated with tax deductions in excess of recognized compensation cost from an operating to a financing cash flow as required by SFAS No. 123(R). Partly offsetting these increases were the purchases of treasury stock totaling $31.0 million (approximately 1.0 million shares at an average price of $31.64 per share) which included cash payments of $3.3 million for withholding taxes on taxable share distributions, for which we withheld approximately 0.1 million shares, and approximately $27.7 million for the repurchase of 0.9 million shares of our stock. We also paid the final of three annual installments of $25.0 million on our senior notes during the third quarter of 2007 and cash dividends totaling $15.4 million for 2007.

Our primary internal source of liquidity is cash flow generated from operations. Capacity under a revolving credit facility is also available, if necessary, to fund operating or investing activities. We have a five-year $1.1 billion, committed and unsecured revolving credit facility, which terminates in October 2011. As of December 31, 2007, no direct borrowings were outstanding under the revolving credit facility, but we had issued $331.0 million of letters of credit under the five-year facility. Such letters of credit are generally issued to customers in the ordinary course of business to support advance payments, as performance guarantees, or in lieu of retention on our contracts. As of December 31, 2007, we had $769.0 million of available capacity under this facility. The facility contains certain restrictive covenants, including a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum net worth level, among other restrictions. The facility also places restrictions on us with regard to subsidiary indebtedness, sales of assets, liens, investments, type of business conducted, and mergers and acquisitions, among other restrictions.

In addition to the revolving credit facility, we have three committed and unsecured letter of credit and term loan agreements (the "LC Agreements") with Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, National Association, and various private placement note investors. Under the terms of the LC Agreements, either banking institution can issue letters of credit (the "LC Issuers"). In the aggregate, the LC Agreements provide up to $275.0 million of capacity. As of December 31, 2007, no direct borrowings were outstanding under the LC Agreements, but we had issued $274.9 million of letters of credit among all three tranches of LC Agreements. Tranche A, a $50.0 million facility, and Tranche B, a $100.0 million facility, were fully utilized. Both Tranche A and Tranche B are five-year facilities which terminate in November 2011. Tranche C is an eight-year, $125.0 million facility expiring in November 2014. As of December 31, 2007, we had issued $124.9 million of letters of credit under Tranche C, leaving $0.1 million of available capacity. The LC Agreements contain certain restrictive covenants, such as a minimum net worth level, a minimum fixed charge coverage ratio and a maximum leverage ratio. The LC Agreements also include restrictions with regard to subsidiary indebtedness, sales of assets, liens, investments, type of business conducted, affiliate transactions, sales and leasebacks, and mergers and acquisitions, among other restrictions. In the event of default under the LC Agreements, including our failure to reimburse a draw against an issued letter of credit, the LC Issuer could transfer its claim against us, to the extent such amount is due and payable by us under the LC Agreements, to the private placement note investors, creating a term loan that is due and payable no later than the stated maturity of the respective LC Agreement. In addition to quarterly letter of credit fees and, to the extent that a term loan is in effect, we would be assessed a floating rate of interest over LIBOR.

We also have various short-term, uncommitted revolving credit facilities across several geographic regions of approximately $1.1 billion. These facilities are generally used to provide letters of credit or bank guarantees to customers in the ordinary course of business to support advance payments, as performance guarantees, or in lieu of retention on our contracts. At December 31, 2007, we had available capacity of $261.6 million under these uncommitted facilities. In addition to providing letters of credit or bank guarantees, we also issue surety bonds in the ordinary course of business to support our contract performance. For a further discussion of letters of credit and surety bonds, see Note 11 to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data."

In relation to the Lummus acquisition, we entered into a $200.0 million, five-year, unsecured term loan facility (the "Term Loan") with JPMorgan Chase Bank, National Association, as administrative agent and Bank of America, N.A., as syndication agent. The Term Loan was fully utilized upon closing of the Lummus acquisition. Interest under the Term Loan is based upon LIBOR plus an applicable floating spread, and paid quarterly in arrears. In November 2007, we entered into an interest rate swap that effectively locked in a fixed interest rate of approximately 5.58%. The Term Loan will be repaid in equal installments of $40.0 million per year, with the last principal payment due in November 2012.

The Term Loan contains similar restrictive covenants to the ones noted above for the revolving credit facility.

As of December 31, 2007, the following commitments were in place to support our ordinary course obligations:

	Amounts by Expiration Period				
Commitments	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
			(In thousands)		
Letters of credit/bank guarantees	$1,446,345	$500,473	$887,911	$ 56,415	$ 1,546
Surety bonds	211,454	170,381	41,073	—	—
Total commitments	$1,657,799	$670,854	$928,984	$ 56,415	$ 1,546

Note: Letters of credit include $37,893 of letters of credit issued in support of our insurance program.

Contractual obligations at December 31, 2007 are summarized below:

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
			(In thousands)		
Term loan(1)	$ 233,106	$ 51,130	$ 95,582	$ 86,394	$ —
Operating leases	328,178	60,553	78,666	55,172	133,787
Purchase obligations(2)	—	—	—	—	—
Self-insurance obligations(3)	9,901	9,901	—	—	—
Pension funding obligations(4)	18,132	18,132	—	—	—
Postretirement benefit funding obligations(4)	3,759	3,759	—	—	—
Unrecognized tax benefits(5)	—	—	—	—	—
Total contractual obligations	$ 593,076	$143,475	$174,248	$141,566	$133,787

(1) Interest under our $200.0 million term loan is calculated based upon LIBOR plus an applicable floating spread paid quarterly in arrears. However, as we entered into an interest rate swap that effectively fixes an interest rate of approximately 5.58%, our obligations noted above include interest accruing at this fixed rate.

(2) In the ordinary course of business, we enter into purchase commitments to satisfy our requirements for materials and supplies for contracts that have been awarded. These purchase commitments, that are to be recovered from our customers, are generally settled in less than one year. We do not enter into long-term purchase commitments on a speculative basis for fixed or minimum quantities.

(3) Amount represents expected 2008 payments associated with our self-insurance program. Payments beyond one year have not been included as non-current amounts are not determinable on a year-by-year basis.

(4) Amounts represent expected 2008 contributions to fund our defined benefit and other postretirement plans, respectively. Contributions beyond one year have not been included as amounts are not determinable.

(5) Payments for reserved tax contingencies are not included as the timing of specific tax payments are not readily determinable.

We believe cash on hand, funds generated by operations, amounts available under existing credit facilities and external sources of liquidity, such as the issuance of debt and equity instruments, will be sufficient to finance capital expenditures, the settlement of commitments and contingencies (as fully described in Note 11 to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data") and working capital needs for the foreseeable future. However, there can be no assurance that such funding will be available, as our ability to generate cash flows from operations and our ability to access funding under the revolving credit facility and LC agreements may be impacted by a variety of business, economic, legislative, financial and other factors which may be outside of our control. Additionally, while we currently have significant, uncommitted bonding facilities, primarily to support various commercial provisions in our engineering and construction and technology contracts, a termination or reduction of these bonding facilities could result in the utilization of letters of credit in lieu of performance bonds, thereby reducing our available capacity under the revolving credit facility. Although we do not anticipate a reduction or termination of the bonding facilities, there can be no assurance that such facilities will be available at reasonable terms to service our ordinary course obligations.

We are a defendant in a number of lawsuits arising in the normal course of business and we have in place appropriate insurance coverage for the type of work that we have performed. As a matter of standard policy, we review our litigation accrual quarterly and as further information is known on pending cases, increases or decreases, as appropriate, may be recorded in accordance with SFAS No. 5, "Accounting for Contingencies."

For a discussion of pending litigation, including lawsuits wherein plaintiffs allege exposure to asbestos due to work we may have performed, matters involving the FTC and securities class action lawsuits against us, see Note 11 to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data."

OFF-BALANCE SHEET ARRANGEMENTS

We use operating leases for facilities and equipment when they make economic sense, including sale-leaseback arrangements. We have no other significant off-balance sheet arrangements.

NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards, see the applicable section included within Note 2 to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data."

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of financial condition and results of operations are based upon our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Our management has discussed the development and selection of our critical accounting estimates with the Audit Committee of our Supervisory Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

Revenue Recognition — Revenue is primarily recognized using the percentage-of-completion method. Our contracts are usually awarded on a competitive bid and negotiated basis. We offer our customers a range of contracting options, including fixed-price, cost reimbursable and hybrid approaches. Contract revenue is primarily accrued based on the percentage that actual costs-to-date bear to total estimated costs. We utilize this cost-to-cost approach as we believe this method is less subjective than relying on assessments of physical progress. We follow the guidance of SOP 81-1 for accounting policies relating to our use of the percentage-of-completion method, estimating costs, revenue recognition, including the recognition of profit incentives, combining and segmenting contracts and unapproved change order/claim recognition. Under the cost-to-cost approach, while the most widely recognized method used for percentage-of-completion accounting, the use of estimated cost to complete each contract is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Due to the various estimates inherent in our contract accounting, actual results could differ from those estimates.

Contract revenue reflects the original contract price adjusted for approved change orders and estimated minimum recoveries of unapproved change orders and claims. We recognize revenue associated with unapproved change orders and claims to the extent that related costs have been incurred when recovery is probable and the value can be reliably estimated. At December 31, 2007, we had projects with outstanding unapproved change orders/claims of $96.3 million factored into the determination of their revenue and estimated costs. We anticipate reaching agreement with our customers during 2008. At December 31, 2006, we had no material outstanding unapproved change orders/claims. If the final settlements are less than the unapproved change orders and claims, our results of operations could be negatively impacted.

Losses expected to be incurred on contracts in progress are charged to earnings in the period such losses are known. Charges to earnings include the reversal of any profit recognized on the project in prior periods. For the year ended December 31, 2007, we recognized provisions for additional costs associated with a project in a loss position in our EAME segment that resulted in a $97.7 million charge to earnings during the period. We have also recognized $19.8 million of provisions during 2007 for a project in our North America segment that is complete. There were no significant provisions for additional costs associated with contracts projected to be in a material loss position during 2006. Charges to earnings during 2005 were $53.0 million.

Credit Extension — We extend credit to customers and other parties in the normal course of business only after a review of the potential customer's creditworthiness. Additionally, management reviews the commercial terms of all significant contracts before entering into a contractual arrangement. We regularly review outstanding receivables and provide for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, management makes judgments regarding the parties' ability to make required payments, economic events and other factors. As the financial condition of these parties' changes, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.

Financial Instruments — Although we do not engage in currency speculation, we periodically use hedges, primarily forward contracts, to mitigate certain operating exposures, as well as hedge intercompany loans utilized to finance non-U.S. subsidiaries. Hedge contracts utilized to mitigate operating exposures are generally designated as "cash flow hedges" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). Therefore, gains and losses, exclusive of forward points, associated with marking highly effective instruments to market are included in accumulated other comprehensive income/loss on the Consolidated Balance Sheets, while the gains and losses associated with instruments deemed ineffective during the period and instruments for which we do not seek hedge accounting treatment are recognized within cost of revenue in the Consolidated Statements of Income. Changes in the fair value of forward points are recognized within cost of revenue in the Consolidated Statements of Income. Additionally, gains or losses on forward contracts to hedge intercompany loans are included within cost of revenue in the Consolidated Statements of Income. During the fourth quarter of 2007, we also entered a swap arrangement to hedge against interest rate variability associated with our $200.0 million term loan. The swap arrangement was designated as a cash flow hedge under SFAS No. 133 as the critical terms match those of the term loan as of December 31, 2007. We will continue to assess hedge effectiveness of the swap transaction prospectively. Our other financial instruments are not significant.

Income Taxes — Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The final realization of the deferred tax asset depends on our ability to generate sufficient taxable income of the appropriate character in the future and in appropriate jurisdictions.

Under the guidance of FIN 48, we provide for income taxes in situations where we have and have not received tax assessments. Taxes are provided in those instances where we consider it probable that additional taxes will be due in excess of amounts reflected in income tax returns filed worldwide. As a matter of standard policy, we continually review our exposure to additional income taxes due and as further information is known, increases or decreases, as appropriate, may be recorded in accordance with FIN 48.

Estimated Reserves for Insurance Matters — We maintain insurance coverage for various aspects of our business and operations. However, we retain a portion of anticipated losses through the use of deductibles and self-insured retentions for our exposures related to third-party liability and workers' compensation. Management regularly reviews estimates of reported and unreported claims through analysis of historical and projected trends, in conjunction with actuaries and other consultants, and provides for losses through insurance reserves. As claims develop and additional information becomes available, adjustments to loss reserves may be required. If actual results are not consistent with our assumptions, we may be exposed to gains or losses that could be material. A hypothetical ten percent change in our self-insurance reserves at December 31, 2007 would have impacted our net income by approximately $2.2 million for the year ended December 31, 2007.

Recoverability of Goodwill — Effective January 1, 2002, we adopted SFAS No. 142, which states that goodwill and indefinite-lived intangible assets are no longer to be amortized but are to be reviewed annually for impairment. The goodwill impairment analysis required under SFAS No. 142 requires us to allocate goodwill to our reporting units, compare the fair value of each reporting unit with our carrying amount, including goodwill, and then, if necessary, record a goodwill impairment charge in an amount equal to the excess, if any, of the carrying amount of a reporting unit's goodwill over the implied fair value of that goodwill. The primary method we employ to estimate these fair values is the discounted cash flow method. This methodology is based, to a large extent, on assumptions about future events which may or may not occur as anticipated, and such deviations could have a significant impact on the estimated fair values calculated. These assumptions include, but are not limited to, estimates of future growth rates, discount rates and terminal values of reporting units. For further discussion regarding goodwill and other intangibles, see Note 5 to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data." Our goodwill balance at December 31, 2007, was $942.3 million, including $714.9 million associated with the acquisition of Lummus during the fourth quarter of 2007.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to market risk from changes in foreign currency exchange rates, which may adversely affect our results of operations and financial condition. One exposure to fluctuating exchange rates relates to the effect of translating the financial statements of our non-U.S. subsidiaries, which are denominated in currencies other than the U.S. dollar, into the U.S. dollar. The foreign currency translation adjustments are recognized within shareholders' equity in accumulated other comprehensive income/loss as cumulative translation adjustment, net of any applicable tax. We generally do not hedge our exposure to potential foreign currency translation adjustments.

Another form of foreign currency exposure relates to our non-U.S. subsidiaries' normal contracting activities. We generally try to limit our exposure to foreign currency fluctuations in most of our contracts through provisions that require customer payments in U.S. dollars or other currencies corresponding to the currency in which costs are incurred. As a result, we generally do not need to hedge foreign currency cash flows for contract work performed. However, where construction contracts do not contain foreign currency provisions, we generally use forward exchange contracts to hedge foreign currency exposure of forecasted transactions and firm commitments. At December 31, 2007, the outstanding notional value of these cash flow hedge contracts was $318.9 million. Our primary foreign currency exchange rate exposure hedged includes the Euro, Chilean Unidad de Fomento, British Pound, Norwegian Krone, Swiss Franc and Japanese Yen. The gains and losses on these contracts are intended to offset changes in the value of the related exposures. However, certain of these hedges became ineffective during the year as it became probable that their underlying forecasted transaction would not occur within their originally specified periods of time, or at all. The unrealized hedge fair value gain associated with these ineffective instruments as well as instruments for which we do not seek hedge accounting treatment totaled $1.5 million and was recognized within cost of revenue in the 2007 Consolidated Statement of Income. Additionally, we exclude forward points, which represent the time value component of the fair value of our derivative positions, from our hedge assessment analysis. This time value component is recognized as ineffectiveness within cost of revenue in the consolidated statement of income and was an unrealized loss totaling approximately $3.3 million during 2007. As a result, our total unrealized hedge fair value loss recognized within cost of revenue for 2007 was $1.8 million. The total net fair value of these contracts, including the foreign currency exchange gain related to ineffectiveness, was $19.7 million. The terms of these contracts extend up to two years. The potential change in fair value for these contracts from a hypothetical ten percent change in quoted foreign currency exchange rates would have been approximately $2.0 million and $0.4 million at December 31, 2007 and 2006, respectively.

In circumstances where intercompany loans and/or borrowings are in place with non-U.S. subsidiaries, we will also use forward contracts which generally offset any translation gains/losses of the underlying transactions. If the timing or amount of foreign-denominated cash flows vary, we incur foreign exchange gains or losses, which are included within cost of revenue in the Consolidated Statements of Income. We do not use financial instruments for trading or speculative purposes.

The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and notes payable approximates their fair values because of the short-term nature of these instruments. At December 31, 2007, the fair value of our long-term debt, based on the current market rates for debt with similar credit risk and maturity, approximated the value recorded on our balance sheet as interest is based upon LIBOR plus an applicable floating spread and is paid quarterly in arrears. At December 31, 2006, we had no long-term debt. See Note 9 to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" for quantification of our financial instruments.

Item 8. ***Financial Statements and Supplementary Data***

Table of Contents

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United Sates of America. Included in our system of internal control are written policies, an organizational structure providing division of responsibilities, the selection and training of qualified personnel and a program of financial and operations reviews by our professional staff of corporate auditors.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the underlying transactions, including the acquisition and disposition of assets; (ii) provide reasonable assurance that our assets are safeguarded and transactions are executed in accordance with management's and our directors' authorization and are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, excluding the acquired business of Lummus from its assessment. This business was acquired on November 16, 2007 and represents approximately 52% of the Company's total assets as of December 31, 2007 and approximately 2% and 5% of the Company's total revenue and income from operations, respectively, for the year then ended. This acquired business will be included in management's assessment of the effectiveness of the Company's internal control over financial reporting in 2008.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our evaluation was based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on our evaluation under the framework in *Internal Control — Integrated Framework*, which excluded the acquisition of Lummus from our assessment, our principal executive officer and principal financial officer concluded our internal control over financial reporting was effective as of December 31, 2007. The conclusion of our principal executive officer and principal financial officer is based on the recognition that there are inherent limitations in all systems of internal control, including the possibility of human error and the circumvention or overriding of controls. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Philip K. Asherman
Philip K. Asherman
President and Chief Executive Officer

/s/ Ronald A. Ballschmiede
Ronald A. Ballschmiede
Executive Vice President and Chief Financial Officer

February 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of
Chicago Bridge & Iron Company N.V.

We have audited Chicago Bridge & Iron Company N.V. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). Chicago Bridge & Iron Company N.V. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying "Management's Report on Internal Control over Financial Reporting," management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Lummus which is included in the 2007 consolidated financial statements of Chicago Bridge & Iron Company N.V. and subsidiaries and constituted 52% of total assets as of December 31, 2007 and 2% and 5% of revenue and income from operations, respectively, for the year then ended. Our audit of internal control over financial reporting of Chicago Bridge & Iron Company N.V. and subsidiaries also did not include an evaluation of the internal control over financial reporting of Lummus.

In our opinion, Chicago Bridge & Iron Company N.V. and subsidiaries' maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Chicago Bridge & Iron Company N.V. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule for each of the three years in the period ended December 31, 2007 listed in the Index at Item 15. Our report dated February 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of
Chicago Bridge & Iron Company N.V.

We have audited the accompanying consolidated balance sheets of Chicago Bridge & Iron Company N.V. and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule for each of the three years in the period ended December 31, 2007 listed in the Index at Item 15. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chicago Bridge & Iron Company N.V. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes" ("FIN 48"). As discussed in Note 13 to the consolidated financial statements, on January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment." In addition, as discussed in Note 12 to the consolidated financial statements, in 2006 the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132(R)."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Chicago Bridge & Iron Company N.V. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 27, 2008

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2007	2006	2005
	(In thousands, except per share data)		
Revenue	$4,363,492	$3,125,307	$2,257,517
Cost of revenue	4,006,643	2,843,554	2,109,113
Gross profit	356,849	281,753	148,404
Selling and administrative expenses	153,667	133,769	106,937
Intangibles amortization (Note 5)	3,996	1,572	1,499
Other operating (income) loss, net	(1,274)	773	(10,267)
Earnings of investees accounted for by the equity method (Note 6)	(5,106)	—	—
Income from operations	205,566	145,639	50,235
Interest expense	(7,269)	(4,751)	(8,858)
Interest income	31,121	20,420	6,511
Income before taxes and minority interest	229,418	161,308	47,888
Income tax expense (Note 14)	(57,354)	(38,127)	(28,379)
Income before minority interest	172,064	123,181	19,509
Minority interest in income	(6,424)	(6,213)	(3,532)
Net income	$ 165,640	$ 116,968	$ 15,977
Net income per share (Note 2)			
Basic	$ 1.73	$ 1.21	$ 0.16
Diluted	$ 1.71	$ 1.19	$ 0.16
Cash dividends on shares			
Amount	$ 15,443	$ 11,641	$ 11,738
Per share	$ 0.16	$ 0.12	$ 0.12

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In thousands, except share data)	
ASSETS		
Cash and cash equivalents	$ 305,877	$ 619,449
Accounts receivable, net of allowance for doubtful accounts of $4,230 in 2007 and $2,008 in 2006	636,566	489,008
Contracts in progress with costs and estimated earnings exceeding related progress billings (Note 4)	593,095	101,134
Deferred income taxes (Note 14)	20,400	42,158
Other current assets	118,095	44,041
Total current assets	1,674,033	1,295,790
Equity investments (Note 6)	117,835	—
Property and equipment, net (Note 7)	254,402	194,644
Non-current contract retentions	3,389	17,305
Deferred income taxes (Note 14)	6,150	—
Goodwill (Note 5)	942,344	229,460
Other intangibles, net of accumulated amortization of $6,999 in 2007 and $3,003 in 2006 (Note 5)	265,794	26,090
Other non-current assets	66,976	21,123
Total assets	$3,330,923	$1,784,412
LIABILITIES		
Notes payable (Note 8)	$ 930	$ 781
Current maturity of long-term debt (Note 8)	40,000	25,000
Accounts payable	864,673	373,668
Accrued liabilities (Note 7)	287,281	130,443
Contracts in progress with progress billings exceeding related costs and estimated earnings (Note 4)	963,841	604,238
Income taxes payable	13,058	3,030
Total current liabilities	2,169,783	1,137,160
Long-term debt (Note 8)	160,000	—
Other non-current liabilities (Note 7)	262,563	93,536
Deferred income taxes (Note 14)	—	5,691
Minority interest in subsidiaries	11,858	5,590
Total liabilities	2,604,204	1,241,977
Commitments and contingencies (Note 11)	—	—
Shareholders' Equity		
Common stock, Euro .01 par value; shares authorized: 250,000,000 in 2007 and 2006: shares issued: 99,073,635 in 2007 and 99,019,462 in 2006; shares outstanding: 96,690,920 in 2007 and 95,967,024 in 2006	1,154	1,153
Additional paid-in capital	355,487	355,939
Retained earnings	440,828	292,431
Stock held in Trust (Note 12)	(21,493)	(15,231)
Treasury stock, at cost; 2,382,715 shares in 2007 and 3,052,438 in 2006	(69,109)	(80,040)
Accumulated other comprehensive income (loss) (Note 12)	19,852	(11,817)
Total shareholders' equity	726,719	542,435
Total liabilities and shareholders' equity	$3,330,923	$1,784,412

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
Cash Flows from Operating Activities			
Net income	$ 165,640	$ 116,968	$ 15,977
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	39,764	28,026	18,216
Deferred taxes	18,993	(15,365)	7,912
Share-based compensation plan expense	16,914	16,271	3,249
(Gain) loss on sale of technology, property, plant and equipment	(1,274)	773	(10,267)
Unrealized loss (gain) on foreign currency hedge ineffectiveness	1,828	(2,108)	6,546
Excess tax benefits from share-based compensation	(7,112)	(23,670)	—
Change in operating assets and liabilities (see below)	211,642	355,234	123,366
Net cash provided by operating activities	446,395	476,129	164,999
Cash Flows from Investing Activities			
Cost of business acquisitions, net of cash acquired	(820,871)	—	(1,828)
Capital expenditures	(88,308)	(80,352)	(36,869)
Purchases of short-term investments	(382,786)	—	—
Proceeds from sale of short-term investments	382,786	—	—
Proceeds from sale of technology, property, plant and equipment	4,851	1,753	12,347
Net cash used in investing activities	(904,328)	(78,599)	(26,350)
Cash Flows from Financing Activities			
Increase (decrease) in notes payable	149	(1,634)	(7,289)
Repayment of private placement debt	(25,000)	(25,000)	(25,000)
Term loan borrowings	200,000	—	—
Excess tax benefits from share-based compensation	7,112	23,670	—
Purchase of treasury stock associated with stock plans	(30,986)	(106,724)	(4,956)
Issuance of common stock associated with stock plans	1,225	6,043	9,507
Issuance of treasury stock associated with stock plans	9,511	6,357	—
Dividends paid	(15,443)	(11,641)	(11,738)
Other	(2,207)	(3,142)	(1,573)
Net cash provided by (used in) financing activities	144,361	(112,071)	(41,049)
(Decrease) increase in cash and cash equivalents	(313,572)	285,459	97,600
Cash and cash equivalents, beginning of the year	619,449	333,990	236,390
Cash and cash equivalents, end of the year	$ 305,877	$ 619,449	$ 333,990
Change in Operating Assets and Liabilities			
Decrease (increase) in receivables, net	$ 33,660	$(109,964)	$(126,667)
Change in contracts in progress, net	89,193	314,078	155,458
Decrease (increase) in non-current contract retentions	13,916	(6,891)	(4,779)
Increase in accounts payable	45,096	114,303	79,003
(Increase) decrease in other current and non-current assets	(32,648)	9,869	(17,018)
Change in income taxes payable	11,828	30,098	898
Increase in accrued and other non-current liabilities	7,061	2,827	26,745
Decrease in other	43,536	914	9,726
Total	$ 211,642	$ 355,234	$ 123,366
Supplemental Cash Flow Disclosures			
Cash paid for interest	$ 8,966	$ 9,280	$ 8,683
Cash paid for income taxes (net of refunds)	$ 24,228	$ 20,521	$ 19,890

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional		Stock Held in Trust		Treasury Stock		(Note 12) Accumulated Other	Total
	Number of Shares	Amount	Paid-In Capital	Retained Earnings	Number of Shares	Amount	Number of Shares	Amount	Comprehensive Income (Loss)	Shareholders' Equity
					(In thousands)					
Balance at January 1, 2005	96,832	$ 497	$313,337	$184,793	2,760	$(13,425)	98	$ (1,495)	$(14,469)	$469,238
Comprehensive income (loss)	—	—	—	15,977	—	—	—	—	(4,117)	11,860
Stock dividends to common shareholders	—	632	—	(632)	—	—	—	—	—	—
Dividends to common shareholders	—	—	—	(11,738)	—	—	—	—	—	(11,738)
Share-based compensation plan expense	—	—	3,249	—	—	—	—	—	—	3,249
Issuance of common stock to Trust	129	2	3,321	—	129	(3,323)	—	—	—	—
Release of Trust shares	—	—	(1,284)	—	(115)	1,284	—	—	—	—
Purchase of treasury stock	(235)	—	(3)	—	—	—	235	(4,953)	—	(4,956)
Issuance of common stock	1,407	15	16,000	—	—	—	—	—	—	16,015
Balance at December 31, 2005	98,133	1,146	334,620	188,400	2,774	(15,464)	333	(6,448)	(18,586)	483,668
Comprehensive income	—	—	—	116,968	—	—	—	—	8,763	125,731
Adjustment to initially apply FASB Statement No 158, net of tax	—	—	—	—	—	—	—	—	(1,994)	(1,994)
Dividends to common shareholders	—	—	—	(11,641)	—	—	—	—	—	(11,641)
Share-based compensation plan expense	—	—	16,271	—	—	—	—	—	—	16,271
Issuance of common stock to Trust	439	—	1,996	—	439	(10,778)	(439)	8,782	—	—
Release of Trust shares	—	—	4,822	—	(2,581)	11,011	—	—	—	15,833
Purchase of treasury stock	(2,774)	—	(1)	—	—	—	2,774	(68,338)	—	(68,339)
Redemption of common stock	(1,457)	—	1,296	(1,296)	—	—	1,457	(38,385)	—	(38,385)
Issuance of common stock	553	7	7,714	—	—	—	—	—	—	7,721
Issuance of treasury stock	1,073	—	(10,779)	—	—	—	(1,073)	24,349	—	13,570
Balance at December 31, 2006	95,967	1,153	355,939	292,431	632	(15,231)	3,052	(80,040)	(11,817)	542,435
Comprehensive income	—	—	—	165,640	—	—	—	—	31,669	197,309
Adjustment to initially apply FASB Interpretation No. 48	—	—	—	(1,800)	—	—	—	—	—	(1,800)
Dividends to common shareholders	—	—	—	(15,443)	—	—	—	—	—	(15,443)
Share-based compensation plan expense	—	—	16,914	—	—	—	—	—	—	16,914
Issuance of treasury stock to Trust	369	—	1,805	—	369	(10,932)	(369)	9,127	—	—
Release of Trust shares	—	—	(4,089)	—	(217)	4,670	—	—	—	581
Purchase of treasury stock associated with stock plans	(919)	—	(1,789)	—	—	—	919	(29,197)	—	(30,986)
Issuance of common stock associated with stock plans	55	1	1,224	—	—	—	—	—	—	1,225
Issuance of treasury stock associated with stock plans	1,219	—	(14,517)	—	—	—	(1,219)	31,001	—	16,484
Balance at December 31, 2007	96,691	$1,154	$355,487	$440,828	784	$(21,493)	2,383	$(69,109)	$ 19,852	$726,719

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

1. ORGANIZATION AND NATURE OF OPERATIONS

Organization — CB&I is an integrated EPC service provider and major process technology licensor. Founded in 1889, CB&I provides conceptual design, technology, engineering, procurement, fabrication, construction, commissioning and associated maintenance services to customers in the energy and natural resource industries.

Nature of Operations — Projects for the worldwide natural gas, petroleum and petrochemical industries accounted for a majority of our revenue in 2007, 2006 and 2005. Numerous factors influence capital expenditure decisions in this industry, which are beyond our control. Therefore, no assurance can be given that our business, financial condition, results of operations or cash flows will not be adversely affected because of reduced activity due to the price of oil or changing taxes, price controls and laws and regulations related to the petroleum and petrochemical industry.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation — These financial statements are prepared in accordance with U.S. GAAP. The Consolidated Financial Statements include all majority owned subsidiaries. Investments in affiliates with ownership ranging from 20% to 50% are accounted for by the equity method. Investments with ownership of less than 20% are accounted for at cost. Significant intercompany balances and transactions are eliminated in consolidation. Certain prior year balances have been reclassified to conform to our current year presentation. Specifically, prepayment balances associated with our contracts have been reclassified from other current assets to contracts in progress balances on our December 31, 2006 consolidated balance sheet.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosed amounts of contingent assets and liabilities, and the reported amounts of revenue and expenses. We believe the most significant estimates and judgments are associated with revenue recognition on engineering and construction and technology contracts, recoverability tests that must be periodically performed with respect to goodwill and intangible asset balances, valuation of accounts receivable, financial instruments and deferred tax assets, and the determination of liabilities related to self-insurance programs. If the underlying estimates and assumptions upon which the financial statements are based change in the future, actual amounts may differ from those included in the accompanying Consolidated Financial Statements.

Revenue Recognition — Revenue is primarily recognized using the percentage-of-completion method. Our contracts are usually awarded on a competitive bid and negotiated basis. We offer our customers a range of contracting options, including fixed-price, cost reimbursable and hybrid approaches. Contract revenue is primarily accrued based on the percentage that actual costs-to-date bear to total estimated costs. We utilize this cost-to-cost approach as we believe this method is less subjective than relying on assessments of physical progress. We follow the guidance of SOP 81-1 for accounting policies relating to our use of the percentage-of-completion method, estimating costs, revenue recognition, including the recognition of profit incentives, combining and segmenting contracts and unapproved change order/claim recognition. Under the cost-to-cost approach, while the most widely recognized method used for percentage-of-completion accounting, the use of estimated cost to complete each contract is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Due to the various estimates inherent in our contract accounting, actual results could differ from those estimates.

Contract revenue reflects the original contract price adjusted for approved change orders and estimated minimum recoveries of unapproved change orders and claims. We recognize revenue associated with unapproved change orders and claims to the extent that related costs have been incurred when recovery is probable and the value can be reliably estimated. At December 31, 2007, we had projects with outstanding unapproved change orders/

claims of $96,336 factored into the determination of their revenue and estimated costs. We anticipate reaching agreement with our customers during 2008. At December 31, 2006, we had no material outstanding unapproved change orders/claims recognized.

Losses expected to be incurred on contracts in progress are charged to earnings in the period such losses are known. Charges to earnings include the reversal of any profit recognized on the project in prior periods. For the year ended December 31, 2007, we recognized provisions for additional costs associated with a project in a loss position in our EAME segment that resulted in a $97,740 charge to earnings during the period. We have also recognized $19,826 of provisions during 2007 for a project in our North America segment that is complete. There were no significant provisions for additional costs associated with contracts projected to be in a material loss position during 2006. Charges to earnings during 2005 were $53,027.

Costs and estimated earnings to date in excess of progress billings on contracts in progress represent the cumulative revenue recognized less the cumulative billings to the customer. Any billed revenue that has not been collected is reported as accounts receivable. Unbilled revenue is reported as contracts in progress with costs and estimated earnings exceeding related progress billings on the Consolidated Balance Sheets. The timing of when we bill our customers is generally based on advance billing terms or contingent upon completion of certain phases of the work, as stipulated in the contract. Progress billings in accounts receivable at December 31, 2007 and 2006, included retentions totaling $58,780 and $62,723, respectively, to be collected within one year. Contract retentions collectible beyond one year are included in non-current contract retentions on the Consolidated Balance Sheets and totaled $3,389 (which is expected to be collected in 2009) and $17,305 at December 31, 2007 and 2006, respectively. Cost of revenue includes direct contract costs such as material and construction labor, and indirect costs which are attributable to contract activity.

Precontract Costs — Precontract costs are generally charged to cost of revenue as incurred, but, in certain cases, may be deferred to the balance sheet if specific probability criteria are met. There were no significant precontract costs deferred as of December 31, 2007 or 2006.

Research and Development — Expenditures for research and development activities, which are charged to expense as incurred within our cost of revenue, amounted to $5,499 in 2007, $4,738 in 2006 and $4,319 in 2005.

Depreciation and Amortization — Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives: buildings and improvements, 10 to 40 years; plant and field equipment, 2 to 20 years. Renewals and betterments, which substantially extend the useful life of an asset, are capitalized and depreciated. Leasehold improvements are amortized over the lesser of the life of the asset or the applicable lease term. Depreciation expense was $35,768 in 2007, $26,454 in 2006 and $16,717 in 2005.

Impairment of Long-Lived Assets — Management reviews tangible assets and finite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation is required, the estimated cash flows associated with the asset or asset group will be compared to the asset's carrying amount to determine if an impairment exists.

Goodwill and indefinite-lived intangibles are no longer amortized in accordance with the SFAS No. 142 but instead are tested for impairment annually or more frequently if indicators of impairment arise. A fair value approach is used to identify potential goodwill impairment, utilizing a discounted cash flow model. Finite-lived identifiable intangible assets are amortized on a straight-line basis over estimated useful lives ranging from 2 to 20 years. See Note 5 for additional discussion relative to goodwill impairment testing.

Per Share Computations — Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of dilutive securities, consisting of employee stock options, restricted shares, performance shares (where performance criteria have been met) and directors' deferred fee shares.

The following schedule reconciles the income and shares utilized in the basic and diluted EPS computations:

	Years Ended December 31,		
	2007	2006	2005
Net income	$ 165,640	$ 116,968	$ 15,977
Weighted average shares outstanding — basic	95,666,251	96,811,342	97,583,233
Effect of stock options/restricted shares/performance shares	1,079,510	1,615,633	2,073,423
Effect of directors' deferred fee shares	63,204	82,353	109,808
Weighted average shares outstanding — diluted	96,808,965	98,509,328	99,766,464
Net income per share			
Basic	$ 1.73	$ 1.21	$ 0.16
Diluted	$ 1.71	$ 1.19	$ 0.16

Cash Equivalents — Cash equivalents are considered to be all highly liquid securities with original maturities of three months or less.

Concentrations of Credit Risk — The majority of accounts receivable and contract work in progress are from clients in the natural gas, petroleum and petrochemical industries around the world. Most contracts require payments as projects progress or in certain cases, advance payments. We generally do not require collateral, but in most cases can place liens against the property, plant or equipment constructed or terminate the contract if a material default occurs. We maintain reserves for potential credit losses.

Foreign Currency — The nature of our business activities involves the management of various financial and market risks, including those related to changes in currency exchange rates. The effects of translating financial statements of foreign operations into our reporting currency are recognized in accumulated other comprehensive income/loss within shareholders' equity as cumulative translation adjustment, net of tax, which includes tax credits associated with the translation adjustment. Foreign currency exchange gains/(losses) are included in the consolidated statements of income within cost of revenue, and were $4,885 in 2007, ($3,356) in 2006 and ($8,056) in 2005.

Financial Instruments — Although we do not engage in currency speculation, we periodically use hedges, primarily forward contracts, to mitigate certain operating exposures, as well as hedge intercompany loans utilized to finance non-U.S. subsidiaries. Hedge contracts utilized to mitigate operating exposures are generally designated as "cash flow hedges" under SFAS No. 133. Therefore, gains and losses, exclusive of forward points, associated with marking highly effective instruments to market are included in accumulated other comprehensive income/loss on the Consolidated Balance Sheets, while the gains and losses associated with instruments deemed ineffective during the period and instruments for which we do not seek hedge accounting treatment are recognized within cost of revenue in the Consolidated Statements of Income. Changes in the fair value of forward points are recognized within cost of revenue in the Consolidated Statements of Income. Additionally, gains or losses on forward contracts to hedge intercompany loans are included within cost of revenue in the Consolidated Statements of Income. Our other financial instruments are not significant.

Stock Plans — Effective January 1, 2006, we adopted SFAS No. 123(R) utilizing the modified prospective transition method. Prior to the adoption of SFAS No. 123(R), we accounted for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related Interpretations (the intrinsic value method), and accordingly, recognized no compensation expense for stock option grants. See Note 13 for additional discussion relative to our stock plans.

Income Taxes — Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The final realization of the deferred tax asset depends on our ability to generate sufficient taxable income of the appropriate character in the future and in appropriate jurisdictions.

Under the guidance of FIN 48, we provide for income taxes in situations where we have and have not received tax assessments. Taxes are provided in those instances where we consider it probable that additional taxes will be due in excess of amounts reflected in income tax returns filed worldwide. As a matter of standard policy, we continually review our exposure to additional income taxes due and as further information is known, increases or decreases, as appropriate, may be recorded in accordance with FIN 48.

New Accounting Standards — On January 1, 2007, we adopted the provisions of FIN 48, which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of our adoption of FIN 48, we recognized an approximate $1,800 increase in our liability for unrecognized tax benefits, which was accounted for as a cumulative-effect adjustment to our beginning retained earnings balance.

Including the impact of adoption of FIN 48, our unrecognized tax benefits as of December 31, 2007, totaled $24,467, including $6,470 of income tax liabilities acquired in the Lummus acquisition, which are fully indemnified by ABB under the terms of the Share Sale and Purchase Agreement and were recorded to goodwill. Accordingly, if the tax benefits are ultimately recognized, $17,997 would affect the effective tax rate.

Below is a reconciliation of our unrecognized tax benefits from the beginning of the year to the end of the year:

Unrecognized tax benefits at the beginning of the year	$13,581
Increases as a result of:	
Tax positions received from Lummus acquisition	6,470
Tax positions taken during the current period	5,897
Decreases as a result of:	
Tax positions taken during the current period	(1,481)
Unrecognized tax benefits at the end of the year	$24,467

We are subject to taxation in the U.S. and various states and foreign jurisdictions. We have significant operations in the U.S., The Netherlands, Canada and the U.K. Tax years remaining subject to examination by worldwide tax jurisdictions vary by country and legal entity, but are generally open for tax years ending after 2001, and in certain cases back to 1997.

To the extent penalties, if any, would be assessed on any underpayment of income tax, such amounts are accrued and classified as a component of income tax expense in our financial statements. For the year ended December 31, 2007, no penalties were recognized within income tax expense on our consolidated statement of income. Interest is included in interest expense on our consolidated statement of income and for the year ended December 31, 2007, interest expense was insignificant. As of December 31, 2007, the accruals for interest and penalties were not significant.

We do not anticipate significant changes in the balance of our unrecognized tax benefits in the next twelve months.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not anticipate that our adoption of this standard would have a material effect on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. U.S. GAAP has required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The FASB has indicated it believes that SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.

SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not anticipate that our adoption of this standard would have a material effect on our consolidated financial position, results of operations or cash flows.

3. ACQUISITIONS

On November 16, 2007, we acquired all of the outstanding shares of Lummus from ABB for a purchase price of approximately $820,871, net of cash acquired and including transaction costs. Lummus's operations include on/near shore engineering, procurement, construction and technology operations. Lummus supplies a comprehensive range of products and services to the global oil, gas and petrochemical industries, including the design and supply of production facilities, refineries and petrochemical plants.

The combination of CB&I and Lummus creates one of the world's leading construction and process engineering companies, with a broad range of multinational customers in the energy and natural resource industries. The offering of both EPC services and Lummus technologies services further differentiates CB&I from its competitors, and the combination of the complementary platforms has resulted in an organization with formidable resources at each stage of the project life cycle.

Preliminary Purchase Price Allocation

The preliminary aggregate purchase price noted above was allocated to the major categories of assets and liabilities acquired based upon their estimated fair values at the acquisition date, which were based, in part, upon outside preliminary appraisals for certain assets, including specifically-identified intangible assets. The excess of the preliminary purchase price over the estimated fair value of the net assets acquired totaling $714,850 was recorded as goodwill. For a further discussion of intangible assets acquired and goodwill associated with the acquisition, see Note 5 to our Consolidated Financial Statements.

The following table summarizes the preliminary purchase price allocation of the Lummus net assets acquired at the date of acquisition:

Current assets	$ 691,770
Property, plant and equipment	11,667
Goodwill (Note 5)	714,850
Other intangible assets (Note 5)	243,700
Other non-current assets	196,156
Total assets acquired	1,858,143
Current liabilities	749,718
Non-current liabilities	195,337
Total liabilities assumed	945,055
Total net assets acquired	$ 913,088
Total transaction costs	9,731
Total cash acquired	(101,948)
Net purchase price	$ 820,871

The balances included in the 2007 Consolidated Balance Sheet associated with this acquisition are based upon preliminary information and are subject to change when additional information concerning final asset and liability valuations is obtained.

Supplemental Pro Forma Data (Unaudited)

The following unaudited pro forma condensed combined financial statements gives effect to the acquisition of Lummus by CB&I, accounted for as a business combination using the purchase method of accounting as if the transaction had occurred at the beginning of 2006 and 2007, respectively. These unaudited pro forma combined financial statements are not intended to represent or be indicative of the results of operations in future periods or the results that actually would have been realized had CB&I and Lummus been a combined company during the specified period.

	Years Ended December 31,	
	2007	2006
Pro forma revenue	$5,235,508	$4,113,669
Pro forma net income	$ 182,618	$ 32,718
Pro forma net income per share:		
Basic	$ 1.91	$ 0.34
Diluted	$ 1.89	$ 0.33

4. CONTRACTS IN PROGRESS

Contract terms generally provide for progress billings on advance terms or based on completion of certain phases of the work. The excess of costs and estimated earnings for construction contracts over progress billings on contracts in progress is reported as a current asset and the excess of progress billings over costs and estimated earnings on contracts in progress is reported as a current liability as follows:

	December 31, 2007	December 31, 2006
Contracts in Progress		
Revenue recognized on contracts in progress	$ 13,474,086	$ 7,692,954
Billings on contracts in progress	(13,844,832)	(8,196,058)
	$ (370,746)	$ (503,104)
Shown on balance sheet as:		
Contracts in progress with costs and estimated earnings exceeding related progress billings	$ 593,095	$ 101,134
Contracts in progress with progress billings exceeding related costs and estimated earnings	(963,841)	(604,238)
	$ (370,746)	$ (503,104)

5. GOODWILL AND OTHER INTANGIBLES

Goodwill

General — At December 31, 2007 and 2006, our goodwill balances were $942,344 and $229,460, respectively, attributable to the excess of the purchase price over the fair value of assets and liabilities acquired relative to our recent acquisition of Lummus, as well as previous acquisitions within our North America and EAME segments.

The increase in goodwill primarily relates to the aggregate goodwill acquired relative to the acquisition of Lummus totaling $714,850, partially offset by a reduction in accordance with SFAS No. 109, where tax goodwill exceeded book goodwill in our North America segment.

The change in goodwill by segment for 2006 and 2007 is as follows:

	North America	EAME	Lummus	Total
Balance at December 31, 2005	$203,032	$27,094	$ —	$230,126
Tax goodwill in excess of book goodwill and foreign currency translation, respectively	(1,882)	1,216	—	(666)
Balance at December 31, 2006	201,150	28,310	—	229,460
Acquisitions	—	—	714,850	714,850
Tax goodwill in excess of book goodwill and foreign currency translation, respectively	(1,961)	(5)	—	(1,966)
Balance at December 31, 2007	$199,189	$28,305	$714,850	$942,344

Impairment Testing — SFAS No. 142 states that goodwill and indefinite-lived intangible assets are no longer amortized to earnings, but instead are reviewed for impairment at least annually via a two-phase process, absent any indicators of impairment. The first phase screens for impairment, while the second phase (if necessary) measures impairment. We have elected to perform our annual analysis during the fourth quarter of each year based upon goodwill and indefinite-lived intangible balances as of the beginning of the fourth quarter. Upon completion of our 2007 impairment test for goodwill, no impairment charge was necessary. Impairment testing of goodwill was accomplished by comparing an estimate of discounted future cash flows to the net book value of each reporting unit. Impairment testing of indefinite-lived intangible assets, which formerly consisted of tradenames associated with the

2000 Howe-Baker acquisition, was accomplished by demonstrating recovery of the underlying intangible assets, utilizing an estimate of discounted future cash flows. No impairment charge was necessary in 2007 based upon a review performed as of September 30, 2007. However, based upon an internal restructuring within our North America segment during the fourth quarter of 2007, these tradenames are no longer considered indefinite-lived assets and are instead being amortized over their remaining estimated useful life of five years, resulting in amortization expense of approximately $1,236 during 2007. There can be no assurance that future goodwill or other intangible asset impairment tests will not result in additional charges to earnings.

Other Intangible Assets

In accordance with SFAS No. 142, the following table provides information concerning our other intangible assets for the years ended December 31, 2007 and 2006, including weighted-average useful lives:

	2007		2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets				
North America:				
Technology (10 years)	$ 1,276	$ (731)	$ 1,276	$ (603)
Non-compete agreements (8 years)	3,100	(2,800)	3,100	(2,400)
Tradenames (5 years)	24,717	(1,236)	—	—
Total	$ 29,093	$(4,767)	$ 4,376	$(3,003)
Lummus:				
Developed technology (15 years)	$205,100	$(1,686)	$ —	$ —
Tradenames (16 years)	14,100	(154)	—	—
Backlog (4 years)	14,800	(517)	—	—
Non-compete agreements (7 years)	3,100	(55)	—	—
Lease Agreements (9 years)	6,600	180	—	—
Total	$243,700	$(2,232)	$ —	$ —
Total amortizable intangible assets	$272,793	$(6,999)	$ 4,376	$(3,003)
Unamortized intangible assets				
Tradenames	$ —		$24,717	

The changes in other intangibles compared with 2006 relates to intangibles acquired relative to the Lummus acquisition, partially offset by additional amortization expense, including the amortization of the previously unamortized tradenames described above. Intangible amortization for the years ended 2007, 2006 and 2005 was $3,996, $1,572 and $1,499, respectively. For the years ended 2008, 2009, 2010, 2011 and 2012 amortization of existing intangibles is anticipated to be $23,472, $23,215, $23,522, $23,522 and $21,934, respectively. The weighted average amortization period for intangible assets associated with the Lummus acquisition is approximately 14 years.

6. EQUITY INVESTMENTS

Our investments, which are accounted for by the equity method and are attributable to our purchase of Lummus on November 16, 2007, consist of the following:

	% Ownership	Years Ended December 31, 2007	2006
Catalytic Distillation Technologies ("CD Tech")	50.0%	$ 38,836	$—
Chevron-Lummus Global LLC ("CLG")	50.0%	77,693	—
Other various	Various	1,306	—
		$117,835	$—

Dividends received for the CLG investment during 2007 totaled approximately $13,500.

Equity income, all of which is associated with our purchase of Lummus as noted above, consists of:

	Years Ended December 31, 2007	2006
Catalytic Distillation Technologies	$ 814	$—
Chevron-Lummus Global LLC	4,292	—
	$5,106	$—

CD Tech

This entity provides license/basic engineering and catalyst supply for catalytic distillation applications, including gasoline desulphurization and alkylation processes.

CLG

This entity provides license/basic engineering services and catalyst supply for deep conversion (e.g., hydrocracking), residual hydroprocessing and lubes processing. The business primarily concentrates on converting/upgrading heavy/sour crude that is produced in the refinery process to more marketable products.

7. SUPPLEMENTAL BALANCE SHEET DETAIL

	December 31, 2007	December 31, 2006
Components of Property and Equipment		
Land and improvements	$ 37,171	$ 34,360
Buildings and improvements	100,600	76,325
Plant and field equipment	283,531	224,615
Total property and equipment	421,302	335,300
Accumulated depreciation	(166,900)	(140,656)
Net property and equipment	$ 254,402	$ 194,644
Components of Accrued Liabilities		
Payroll, vacation, bonuses and profit-sharing	$ 132,935	$ 43,319
Self-insurance/retention/other reserves	9,901	15,581
Pension obligations	8,006	359
Postretirement benefit obligations	3,759	1,502
Other	132,680	69,682
Accrued liabilities	$ 287,281	$ 130,443
Components of Other Non-Current Liabilities		
Pension obligations	$ 58,834	$ 14,306
Postretirement benefit obligations	51,222	32,204
FIN 48 income tax reserve(1)	24,467	13,861
Self-insurance/retention/other reserves	19,681	10,920
Other	108,359	22,245
Other non-current liabilities	$ 262,563	$ 93,536

(1) Includes $6,470 related to the acquisition of Lummus in November 2007, all of which is fully indemnified by ABB under the terms of the Share Sale and Purchase Agreement.

8. DEBT

The following summarizes our outstanding debt at December 31:

	2007	2006
Current:		
Current maturity of long-term debt	$ 40,000	$25,000
Other	930	781
Current debt	**$ 40,930**	**$25,781**
Long-Term:		
Term loan:		
$200,000 term loan maturing November 2012. Principal due in annual installments of $40,000. Interest at prime rate plus a margin or the British Bankers Association settlement rate plus a margin as described below(1)	160,000	—
Revolving credit facility:		
$1,100,000 five-year revolver expiring October 2011. Interest at prime plus a margin or the British Bankers Association settlement rate plus a margin	—	—
LC agreements:		
$50,000 five-year, letter of credit and term loan facility expiring November 2011. Interest on term loans at 0.85% over the British Bankers Association settlement rate	—	—
$100,000 five-year, letter of credit and term loan facility expiring November 2011. Interest on term loans at 0.90% over the British Bankers Association settlement rate	—	—
$125,000 eight-year, letter of credit and term loan facility expiring November 2014. Interest on term loans at 1.00% over the British Bankers Association settlement rate	—	—
Long-term debt	**$160,000**	**$ —**

(1) In relation to the Lummus acquisition, we entered into a $200,000 five-year, unsecured term loan facility (the "Term Loan") with JPMorgan Chase Bank, N.A., as administrative agent and Bank of America, N.A., as syndication agent. The Term Loan was fully utilized upon closing the Lummus acquisition. Interest under the Term Loan is based upon LIBOR plus an applicable floating spread, and paid quarterly in arrears. In November 2007, we entered into an interest rate swap that effectively locked in a fixed rate of approximately 5.58%. The Term Loan will be repaid in equal principal installments of $40,000 per year, with the last principal payment due in November 2012. The Term Loan contains certain restrictive covenants, such as a minimum net worth level, a minimum fixed charge coverage ratio and a maximum leverage ratio. The Term Loan also includes restrictions with regard to subsidiary indebtedness, sales of assets, liens, investments, type of business conducted, affiliate transactions, sales and leasebacks, and mergers and acquisitions, among other restrictions.

As of December 31, 2007, no direct borrowings were outstanding under our committed and unsecured five-year $1,100,000 revolving credit facility, which terminates in October 2011, but we had issued $331,020 of letters of credit under the facility. As of December 31, 2007, we had $768,980 of available capacity under the facility for future operating or investing needs. The facility contains similar restrictive covenants to those noted above for the term loan. In addition to interest on debt borrowings, we are assessed quarterly commitment fees on the unutilized portion of the credit facility as well as letter of credit fees on outstanding instruments. The interest, letter of credit fee and commitment fee percentages are based upon our quarterly leverage ratio.

In addition to the revolving credit facility, we have three committed and unsecured letter of credit and term loan agreements (the "LC Agreements") with Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A., and various private placement note investors. Under the terms of the LC Agreements, either banking institution can issue letters of credit (the "LC Issuers"). In the aggregate, the LC Agreements provide up to $275,000 of capacity. As of December 31, 2007, no direct borrowings were outstanding under the LC Agreements, but we had issued $274,990 of letters of credit among all three tranches of LC Agreements. Tranche A, a $50,000 facility, and Tranche B, a $100,000 facility, were fully utilized. Both Tranche A and Tranche B are five-year facilities which terminate in November 2011. Tranche C is an eight-year, $125,000 facility expiring in November 2014. As of December 31, 2007, we had issued $124,990 of letters of credit under Tranche C, resulting in $10 of available capacity. The LC Agreements contain certain restrictive covenants, such as a minimum net worth level, a minimum fixed charge coverage ratio and a maximum leverage ratio. The LC Agreements also include restrictions with regard to subsidiary indebtedness, sales of assets, liens, investments, type of business conducted, affiliate transactions, sales and leasebacks, and mergers and acquisitions, among other restrictions. In the event of default under the LC Agreements, including our failure to reimburse a draw against an issued letter of credit, the LC Issuer could transfer its claim against us, to the extent such amount is due and payable by us under the LC Agreements, to the private placement note investors, creating a term loan that is due and payable no later than the stated maturity of the respective LC Agreement. In addition to quarterly letter of credit fees and to the extent that a term loan is in effect, we would be assessed a floating rate of interest over LIBOR.

Additionally, we have various other short-term uncommitted revolving credit facilities of approximately $1,101,983. These facilities are generally used to provide letters of credit or bank guarantees to customers in the ordinary course of business to support advance payments, as performance guarantees or in lieu of retention on our contracts. At December 31, 2007, we had available capacity of $261,648 under these uncommitted facilities.

Capitalized interest was insignificant in 2007, 2006 and 2005.

9. FINANCIAL INSTRUMENTS

Forward Contracts — Although we do not engage in currency speculation, we periodically use hedges, primarily forward contracts, to mitigate certain operating exposures, as well as to hedge intercompany loans utilized to finance non-U.S. subsidiaries.

At December 31, 2007, our outstanding contracts to hedge intercompany loans and certain operating exposures are summarized as follows:

Currency Sold	Currency Purchased	Contract Amount(1)	Weighted Average Contract Rate
Forward contracts to hedge intercompany loans:(2)			
British Pound	U.S. Dollar	$134,961	0.49
U.S. Dollar	Canadian Dollar	$ 48,114	1.01
U.S. Dollar	Euro	$ 17,297	0.69
U.S. Dollar	South African Rand	$ 2,928	6.79
U.S. Dollar	Australian Dollar	$ 88,170	1.14
Forward contracts to hedge certain operating exposures:(3)			
U.S. Dollar	Euro	$117,139	0.74
U.S. Dollar	Chilean Unidad de Fomento(4)	$132,124	0.03
U.S. Dollar	British Pound	$ 15,226	0.51
U.S. Dollar	Norwegian Krone	$ 1,498	5.51
British Pound	Euro	£ 21,833	1.45
British Pound	Swiss Francs	£ 2,666	2.34
British Pound	Japanese Yen	£ 2,156	216.72

(1) Represents the notional U.S. dollar equivalent at inception of the contract, with the exception of forward contracts to sell: 21,833 British Pounds for 31,748 Euros, 2,666 British Pounds for 6,228 Swiss Francs, and 2,156 British Pounds for 467,321 Japanese Yen. These contracts are denominated in British Pounds and equate to approximately $52,909 at December 31, 2007.

(2) These contracts, for which we do not seek hedge accounting treatment under SFAS No. 133, generally mature within seven days of year-end and are marked-to-market within cost of revenue in the consolidated income statement, generally offsetting any translation gains/losses on the underlying transactions.

(3) Represent primarily forward contracts that hedge forecasted transactions and firm commitments and generally mature within two years of year-end. The increase in the total notional value of cash flow hedge contracts from December 31, 2006 is due primarily to operating exposures associated with new awards within our CSA segment. Certain of our hedges were designated as "cash flow hedges" under SFAS No. 133. We exclude forward points, which represent the time value component of the fair value of our derivative positions, from our hedge assessment analysis. This time value component is recognized as ineffectiveness within cost of revenue in the consolidated statement of income and was an unrealized loss totaling approximately $3,341 during 2007. Additionally, certain of these hedges have become ineffective as it has become probable that their underlying forecasted transaction will not occur within their originally specified periods of time, or at all. The unrealized hedge fair value gain associated with these ineffective instruments, as well as instruments for which we do not seek hedge accounting treatment, totaled $1,513 and was recognized within cost of revenue in the consolidated statement of income. Our total unrealized hedge fair value loss recognized within cost of revenue for the year ended December 31, 2007 was $1,828. At December 31, 2007, the total fair value of our outstanding forward contracts was $19,724, including the total foreign currency exchange loss related to ineffectiveness. Of the total mark-to-market, $19,191 was recorded in other current assets, $592 was recorded in other non-current assets and $59 was recorded in accrued liabilities on the consolidated balance sheet.

(4) Represents an inflationary-adjusted currency that is indexed to the Chilean Peso.

Interest Rate Swap — Additionally, during the fourth quarter of 2007, we entered a swap arrangement to hedge against interest rate variability associated with our $200,000 term loan. The swap arrangement was designated as a cash flow hedge under SFAS No. 133 as the critical terms match those of the term loan as of December 31, 2007. We will continue to assess hedge effectiveness of the swap transaction prospectively. The fair value of this instrument at December 31, 2007 was a loss of $1,587, which was recorded in other non-current liabilities on the consolidated balance sheet.

Fair Value — The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and notes payable approximates their fair value because of the short-term nature of these instruments. At December 31, 2007, the fair value of our long-term debt, based on current market rates for debt with similar credit risk and maturities, approximates the value recorded on our balance sheet as interest is based upon LIBOR plus an applicable floating spread and is paid quarterly in arrears. At December 31, 2006, we had no long-term debt.

10. RETIREMENT BENEFITS

Defined Contribution Plans — We sponsor multiple contributory defined contribution plans for eligible employees which consist of a voluntary pre-tax salary deferral feature, a matching contribution, and a savings plan contribution in the form of cash or our common stock to be determined annually. For the years ended December 31, 2007, 2006 and 2005, we expensed $25,255, $17,573 and $10,606, respectively, for these plans.

In addition, we sponsor several other defined contribution plans that cover salaried and hourly employees for which we do not provide matching contributions. The cost of these plans was not significant to us in 2007, 2006 or 2005.

Defined Benefit and Other Postretirement Plans — We currently sponsor various defined benefit pension plans covering certain employees of our North America and EAME segments, as well as employees of our recently acquired Lummus business. In connection with the Lummus acquisition, we assumed certain pension obligations.

We also provide certain health care and life insurance benefits for our retired employees through three health care and life insurance benefit programs. In connection with the Lummus acquisition, we assumed certain postretirement benefit obligations related to their employees. Retiree health care benefits are provided under an established formula, which limits costs based on prior years of service of retired employees. These plans may be changed or terminated by us at any time.

We use a December 31 measurement date for all of our plans. During 2008, we expect to contribute $18,132 and $3,759 to our defined benefit and other postretirement plans, respectively.

The following tables provide combined information for our defined benefit and other postretirement plans:

	Defined Benefit Plans			Other Postretirement Plans		
	2007	2006	2005	2007	2006	2005
Components of Net Periodic Benefit Cost						
Service cost	$ 5,964	$ 4,763	$ 4,658	$1,294	$1,540	$1,475
Interest cost	10,132	5,964	5,593	2,154	2,263	2,172
Expected return on plan assets	(12,160)	(7,960)	(6,681)	—	—	—
Amortization of prior service costs	37	25	24	(269)	(269)	(269)
Recognized net actuarial loss	94	133	126	12	443	466
Net periodic benefit expense	$ 4,067	$ 2,925	$ 3,720	$3,191	$3,977	$3,844

	Defined Benefit Plans		Other Postretirement Plans	
	2007	2006	2007	2006
Change in Projected Benefit Obligation				
Benefit obligation at beginning of year	$137,500	$113,363	$ 33,706	$ 39,559
Acquisition(1)	409,265	—	22,632	—
Service cost	5,964	4,763	1,294	1,540
Interest cost	10,132	5,964	2,154	2,263
Actuarial (gain) loss	(4,607)	857	(3,919)	(9,250)
Plan participants' contributions	1,691	1,502	1,707	1,717
Benefits paid	(7,173)	(3,090)	(2,658)	(2,811)
Currency translation	1,075	14,141	65	688
Benefit obligation at end of year	$553,847	$137,500	$ 54,981	$ 33,706
Change in Plan Assets				
Fair value at beginning of year	$129,834	$101,387	$ —	$ —
Acquisition(1)	362,295	—	—	—
Actual return on plan assets	7,749	10,298	—	—
Benefits paid	(7,173)	(3,090)	(2,658)	(2,811)
Employer contribution	5,542	7,245	951	1,094
Plan participants' contributions	1,691	1,502	1,707	1,717
Currency translation	2,199	12,492	—	—
Fair value at end of year	$502,137	$129,834	$ —	$ —
Funded status	$ (51,710)	$ (7,666)	$(54,981)	$(33,706)
Unrecognized net prior service costs (credits)	264	275	(1,612)	(1,881)
Unrecognized net actuarial loss (gain)	6,089	6,088	(3,420)	489
Amounts recognized in the balance sheet consist of:				
Prepaid benefit cost within other non-current assets	$ 15,130	$ 6,999	$ —	$ —
Accrued benefit cost within accrued liabilities	(8,006)	(359)	(3,759)	(1,502)
Accrued benefit cost within other non-current liabilities	(58,834)	(14,306)	(51,222)	(32,204)
Net amount recognized	$ (51,710)	$ (7,666)	$(54,981)	$(33,706)
Accumulated other comprehensive loss (gain), before taxes	$ 6,353	$ 6,363	$ (5,032)	$ (1,392)

(1) The acquisition amounts above reflect our 2007 acquisition of Lummus.

The accumulated benefit obligation for all defined benefit plans was $506,655 and $125,726 at December 31, 2007 and 2006, respectively.

The following table reflects information for defined benefit plans with an accumulated benefit obligation in excess of plan assets:

	December 31, 2007	December 31, 2006
Projected benefit obligation	$67,051	$10,327
Accumulated benefit obligation	$63,971	$10,327
Fair value of plan assets	$ 7,223	$ 6,319

	Defined Benefit Plans		Other Postretirement Plans	
	2007	2006	2007	2006
Weighted-Average Assumptions				
Weighted-average assumptions used to determine benefit obligations at December 31,				
Discount rate	5.51%	5.22%	6.08%	5.81%
Rate of compensation increase(1)	4.03%	4.40%	n/a	n/a
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31,				
Discount rate	5.35%	4.92%	5.83%	5.61%
Expected long-term return on plan assets(2)	6.67%	7.36%	n/a	n/a
Rate of compensation increase(1)	4.03%	4.40%	n/a	n/a

(1) The rate of compensation increase in the table relates solely to the defined benefit plans that factor compensation increases into the valuation. The rate of compensation increase for our other plans is not applicable as benefits under certain plans are based upon years of service, while the remaining plans primarily cover retirees, whereby future compensation is not a factor.

(2) The expected long-term rate of return on the defined benefit plan assets was derived using historical returns by asset category and expectations for future capital market performance.

The following table includes the plans' expected benefit payments for the next 10 years (with respect to the other postretirement plans, the amounts shown below represent the Company's expected payments for these plans for the referenced years as these plans are unfunded):

Year	Defined Benefit Plans	Other Postretirement Plans
2008	$ 20,779	$ 3,759
2009	$ 21,130	$ 4,023
2010	$ 21,939	$ 4,210
2011	$ 22,957	$ 4,315
2012	$ 22,867	$ 4,448
2013-2017	$127,360	$23,674

The defined benefit plans' assets consist primarily of short-term fixed-income funds and long-term investments, including equity and fixed-income securities. The following table provides weighted-average asset allocations at December 31, 2007 and 2006, by asset category:

	Target Allocations		Plan Assets at December 31,	
Asset Category	**2007**	**2006**	**2007**	**2006**
Equity securities	30-40%	70-80%	36%	75%
Debt securities	50-65%	20-30%	59%	20%
Real estate	0-5%	0-5%	0%	0%
Other	0-15%	0-10%	5%	5%
Total	100%	100%	100%	100%

Our investment strategy for defined benefit plan assets is to maintain a diverse portfolio to maximize a return over the long-term, subject to an appropriate level of risk. Our defined benefit plans' assets are managed by external investment managers with oversight by our internal investment committee.

We maintain multiple medical plans for retirees. One of our plans in the U.S. offers a defined dollar benefit; therefore, a one percentage point increase or decrease in the assumed rate of medical inflation would not affect the accumulated postretirement benefit obligation, service cost or interest cost. Under another plan in the U.S., health care cost trend rates are projected at annual rates ranging from 11% in 2008 down to 5% in 2014. Under our program in the U.K., the assumed rate of health care cost inflation is a level 8.5% per annum. Increasing/(decreasing) the assumed health care cost trends by one percentage point for our programs is estimated to increase/(decrease) the total of the service and interest cost components of net postretirement health care cost for the year ended December 31, 2007 and the accumulated postretirement benefit obligation at December 31, 2007 as follows:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 38	$ (35)
Effect on postretirement benefit obligation	$2,096	$(1,851)

Multi-employer Pension Plans — We made contributions to certain union sponsored multi-employer pension plans of $11,985, $7,264 and $9,907 in 2007, 2006 and 2005, respectively. Benefits under these defined benefit plans are generally based on years of service and compensation levels. Under U.S. legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by the legislation) from a plan or plan termination. We participate in a number of these pension plans, and the potential obligation as a participant in these plans may be significant. The information required to determine the total amount of this contingent obligation, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available.

11. COMMITMENTS AND CONTINGENCIES

Leases — Certain facilities and equipment, including project-related field equipment, are rented under operating leases that expire at various dates through 2021. Rent expense on operating leases totaled $45,994, $25,687 and $27,047 in 2007, 2006 and 2005, respectively.

Future minimum payments under non-cancelable operating leases having initial terms of one year or more are as follows:

	Amount
2008	$ 60,553
2009	48,664
2010	30,002
2011	28,160
2012	27,012
Thereafter	133,787
Total	$328,178

In the normal course of business, we enter into lease agreements with cancellation provisions as well as agreements with initial terms of less than one year. The costs related to these leases have been reflected in rent expense but have been appropriately excluded from the future minimum payments presented above.

Legal Proceedings — We have been and may from time to time be named as a defendant in legal actions claiming damages in connection with engineering and construction projects, technology licenses and other matters. These are typically claims that arise in the normal course of business, including employment-related claims and contractual disputes or claims for personal injury or property damage which occur in connection with services performed relating to project or construction sites. Contractual disputes normally involve claims relating to the timely completion of projects, performance of equipment or technologies, design or other engineering services or project construction services provided by our subsidiaries. Management does not currently believe that pending contractual, employment-related personal injury or property damage claims will have a material adverse effect on our earnings or liquidity.

Antitrust Proceedings — In October 2001, the FTC filed an administrative complaint (the "Complaint") challenging our February 2001 acquisition of certain assets of the Engineered Construction Division of Pitt-Des Moines, Inc. ("PDM") that we acquired together with certain assets of the Water Division of PDM (the Engineered Construction and Water Divisions of PDM are hereafter sometimes referred to as the "PDM Divisions"). The Complaint alleged that the acquisition violated Federal antitrust laws by threatening to substantially lessen competition in four specific business lines in the U.S.: liquefied nitrogen, liquefied oxygen and liquefied argon (LIN/LOX/LAR) storage tanks; liquefied petroleum gas (LPG) storage tanks; liquefied natural gas (LNG) storage tanks and associated facilities; and field erected thermal vacuum chambers (used for the testing of satellites) (the "Relevant Products").

In June 2003, an FTC Administrative Law Judge ruled that our acquisition of PDM assets threatened to substantially lessen competition in the four business lines identified above and ordered us to divest within 180 days of a final order all physical assets, intellectual property and any uncompleted construction contracts of the PDM Divisions that we acquired from PDM to a purchaser approved by the FTC that is able to utilize those assets as a viable competitor.

We appealed the ruling to the full FTC. In addition, the FTC Staff appealed the sufficiency of the remedies contained in the ruling to the full FTC. On January 6, 2005, the Commission issued its Opinion and Final Order. According to the FTC's Opinion, we would be required to divide our industrial division, including employees, into two separate operating divisions, CB&I and New PDM, and to divest New PDM to a purchaser approved by the FTC within 180 days of the Order becoming final. By order dated August 30, 2005, the FTC issued its final ruling substantially denying our petition to reconsider and upholding the Final Order as modified.

We believe that the FTC's Order and Opinion are inconsistent with the law and the facts presented at trial, in the appeal to the Commission, as well as new evidence following the close of the record. We have filed a petition for review of the FTC Order and Opinion with the U.S. Court of Appeals for the Fifth Circuit. Oral arguments occurred on May 2, 2007. On January 25, 2008, we received the decision of the Fifth Circuit Court of Appeals regarding our appeal of the Order. We are currently reviewing the Court's decision, which denied our petition to review the Order, and are evaluating our legal options. As we have done over the course of the past year, we will also continue to work cooperatively with the FTC to resolve this matter. We are not required to divest any assets until we have exhausted all appeal processes available to us, including appeal to the U.S. Supreme Court. Because (i) the remedies described in the Order and Opinion are neither consistent nor clear, (ii) the needs and requirements of any purchaser of divested assets could impact the amount and type of possible additional assets, if any, to be conveyed to the purchaser to constitute it as a viable competitor in the Relevant Products beyond those contained in the PDM Divisions, and (iii) the demand for the Relevant Products is constantly changing, we have not been able to definitively quantify the potential effect on our financial statements. The divested entity could include, among other things, certain fabrication facilities, equipment, contracts and employees of CB&I. The remedies contained in the Order, depending on how and to the extent they are ultimately implemented to establish a viable competitor in the Relevant Products, could have an adverse effect on us, including the possibility of a potential write-down of the net book value of divested assets, a loss of revenue relating to divested contracts and costs associated with a divestiture.

Securities Class Action — A class action shareholder lawsuit was filed on February 17, 2006 against us, Gerald M. Glenn, Robert B. Jordan, and Richard E. Goodrich in the U.S. District Court for the Southern District of New York entitled Welmon v. Chicago Bridge & Iron Co. NV, et al. (No. 06 CV 1283). The complaint was filed on behalf of a purported class consisting of all those who purchased or otherwise acquired our securities from March 9, 2005 through February 3, 2006 and were damaged thereby.

The action asserts claims under the U.S. securities laws in connection with various public statements made by the defendants during the class period and alleges, among other things, that we misapplied percentage-of-completion accounting and did not follow our publicly stated revenue recognition policies.

Since the initial lawsuit, other suits containing substantially similar allegations and with similar, but not exactly the same, class periods were filed.

On July 5, 2006, a single Consolidated Amended Complaint was filed in the Welmon action in the Southern District of New York consolidating all previously filed actions. We and the individual defendants filed a motion to dismiss the Complaint, which was denied by the Court. On March 2, 2007, the lead plaintiffs filed a motion for class certification, and we and the individual defendants filed an opposition to class certification on April 2, 2007. After an initial hearing on the motion for class certification held on May 29, 2007, the Court scheduled another hearing to be held on November 13-14, 2007, to resolve factual issues regarding the typicality and adequacy of the proposed class representatives. The parties have agreed to a rescheduling of the hearing to a later date.

On January 22, 2008, the parties entered into a definitive settlement agreement that, without any admission of liability, would fully resolve the claims made against us and the individual defendants in this litigation. The settlement agreement received preliminary approval by the Court on January 30, 2008 and, after notice to class members, is subject to final approval by the Court at a hearing to be held on June 3, 2008. Under the terms of the settlement agreement, the plaintiff class would receive a payment of $10,500 to be made by our insurance carrier. We can give no assurance that the Court will finally approve the settlement, and should it fail to do so, the case would revert to a hearing on class certification and could then proceed to discovery and trial on the merits. Should the case proceed to trial, although we believe that we have meritorious defenses to the claims made in the above action and would contest them vigorously, an adverse result could have a material adverse effect on our financial position and results of operations in the period in which the lawsuit is resolved.

Asbestos Litigation — We are a defendant in lawsuits wherein plaintiffs allege exposure to asbestos due to work we may have performed at various locations. We have never been a manufacturer, distributor or supplier of asbestos products. Through December 31, 2007, we have been named a defendant in lawsuits alleging exposure to asbestos involving approximately 4,600 plaintiffs, and of those claims, approximately 1,900 claims were pending and 2,700 have been closed through dismissals or settlements. Through December 31, 2007, the claims alleging exposure to asbestos that have been resolved have been dismissed or settled for an average settlement amount per claim of approximately one thousand dollars. With respect to unasserted asbestos claims, we cannot identify a population of potential claimants with sufficient certainty to determine the probability of a loss and to make a reasonable estimate of liability, if any. We review each case on its own merits and make accruals based on the probability of loss and our ability to estimate the amount of liability and related expenses, if any. We do not currently believe that any unresolved asserted claims will have a material adverse effect on our future results of operations, financial position or cash flow and at December 31, 2007, we had accrued $857 for liability and related expenses. While we continue to pursue recovery for recognized and unrecognized contingent losses through insurance, indemnification arrangements or other sources, we are unable to quantify the amount, if any, that may be expected to be recoverable because of the variability in the coverage amounts, deductibles, limitations and viability of carriers with respect to our insurance policies for the years in question.

Environmental Matters — Our operations are subject to extensive and changing U.S. federal, state and local laws and regulations, as well as laws of other nations that establish health and environmental quality standards. These standards, among others, relate to air and water pollutants and the management and disposal of hazardous substances and wastes. We are exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such pollutants, substances or wastes.

In connection with the historical operation of our facilities, substances which currently are or might be considered hazardous were used or disposed of at some sites that will or may require us to make expenditures for remediation. In addition, we have agreed to indemnify parties to whom we have sold facilities for certain environmental liabilities arising from acts occurring before the dates those facilities were transferred.

We believe that we are currently in compliance, in all material respects, with all environmental laws and regulations. We do not anticipate that we will incur material capital expenditures for environmental controls or for investigation or remediation of environmental conditions during 2008 or 2009.

Letters of Credit/Bank Guarantees/Surety Bonds

Ordinary Course Commitments — In the ordinary course of business, we may obtain surety bonds and letters of credit, which we provide to our customers to secure advance payment, our performance under the contracts or in lieu of retention being withheld on our contracts. In the event of our non-performance under a contract and an advance being made by a bank pursuant to a draw on a letter of credit, the advance would become a borrowing under a credit facility and thus our direct obligation. Where a surety incurs such a loss, an indemnity agreement between the parties and us may require payment from our excess cash or a borrowing under our revolving credit facilities. When a contract is completed, the contingent obligation terminates and the bonds or letters of credit are returned. At December 31, 2007, we had provided $1,619,906 of surety bonds and letters of credit to support our contracting activities in the ordinary course of business. This amount fluctuates based on the mix and level of contracting activity.

Insurance — We have elected to retain portions of anticipated losses, if any, through the use of deductibles and self-insured retentions for our exposures related to third-party liability and workers' compensation. Liabilities in excess of these amounts are the responsibilities of an insurance carrier. To the extent we are self-insured for these exposures, reserves (Note 7) have been provided based on management's best estimates with input from our legal and insurance advisors. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the near term. Our management believes that the reasonably possible losses, if any, for these matters, to the extent not otherwise disclosed and net of recorded reserves, will not be material to our financial position or results of operations. At December 31, 2007, we had outstanding surety bonds and letters of credit of $37,893 relating to our insurance program.

Income Taxes — Under the guidance of FIN 48, we provide for income taxes in situations where we have and have not received tax assessments. Taxes are provided in those instances where we consider it probable that additional taxes will be due in excess of amounts reflected in income tax returns filed worldwide. As a matter of standard policy, we continually review our exposure to additional income taxes due and as further information is known, increases or decreases, as appropriate, may be recorded in accordance with FIN 48.

12. SHAREHOLDERS' EQUITY

Stock Held in Trust — From time to time, we grant restricted shares to key employees under our Long-Term Incentive Plans. The restricted shares are transferred to a rabbi trust (the "Trust") and held until the vesting restrictions lapse, at which time the shares are released from the Trust and distributed to the employees. Our stock held in trust is considered outstanding for diluted EPS computations as of December 31, 2007.

Treasury Stock — Under Dutch law and our Articles of Association, we may hold no more than 10% of our issued share capital at any time.

Accumulated Other Comprehensive Income (Loss) — The components of accumulated other comprehensive income (loss) are as follows:

	Currency Translation Adjustment	Unrealized Loss on Debt Securities	Minimum Pension Liability Adjustment(1)	Unrealized Fair Value of Cash Flow Hedges(2)	Unrecognized Net Prior Service Pension Credits(3)	Unrecognized Net Actuarial Pension Losses(3)	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2005	$(11,296)	$(158)	$(1,193)	$(1,822)	$ —	$ —	$(14,469)
Change in 2005 [net of tax of $261, ($55), $82 and ($90)]	(3,476)	83	(517)	(207)	—	—	(4,117)
Balance at December 31, 2005	(14,772)	(75)	(1,710)	(2,029)	—	—	(18,586)
Change in 2006 [net of tax of ($3,337), ($26), ($719), ($998), ($410) and $1,677]	6,375	59	1,710	2,329	1,196	(4,900)	6,769
Balance at December 31, 2006	(8,397)	(16)	—	300	1,196	(4,900)	(11,817)
Change in 2007 [net of tax of ($3,626), ($6), $0, ($2,200), ($63) and ($996)]	10,593	16	—	18,469	(321)	2,912	31,669
Balance at December 31, 2007	$ 2,196	$ —	$ —	$18,769	$ 875	$(1,988)	$ 19,852

(1) No longer applicable under SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). See footnote (3) below for the cumulative affect of the adoption of SFAS No. 158 on our accumulated other comprehensive income.

(2) The total unrealized fair value gain on cash flow hedges is recorded under the provisions of SFAS No. 133. The total unrealized fair value gain on cash flow hedges recorded in accumulated other comprehensive income as of December 31, 2007 totaled $18,769, net of tax of $2,328. Of this amount, $19,606 of unrealized gain, net of tax of $2,430, is expected to be reclassified into earnings during the next 12 months due to settlement of the related contracts. Offsetting the unrealized gain on cash flow hedges is an unrealized loss on the underlying transactions, to be recognized when settled. See Note 9 for additional discussion relative to our financial instruments.

(3) During 2006, we adopted SFAS No. 158, which resulted in an after-tax loss within Accumulated Other Comprehensive Income of $1,994. During the fiscal year ending December 31, 2008, we expect to recognize ($243) and ($13) of previously unrecognized net prior service pension credits and net actuarial pension losses, respectively.

13. STOCK PLANS

Total share-based compensation expense, inclusive of our incentive plans and our employee stock purchase plan ("ESPP"), of $16,914, $16,271 and $3,249, was recognized in 2007, 2006 and 2005, respectively, as selling and administrative expense in the accompanying consolidated statements of income. The total recognized tax benefit related to our share-based compensation expense for all our stock plans was $4,899, $4,508 and $977 in 2007, 2006 and 2005, respectively.

Under our 1997 and 1999 Long-Term Incentive Plans, as amended (the "Incentive Plans"), we can issue shares in the form of stock options, performance shares or restricted shares. These plans are administered by the Organization and Compensation Committee of our Board of Supervisory Directors, which selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions, performance measures, and other provisions of the award. Of the 16,727,020 shares authorized for grant under the Incentive Plans, 1,928,592 shares remain available for future stock option, restricted share or performance share grants to employees and directors at December 31, 2007. As of December 31, 2007, there was $18,409 of unrecognized compensation cost related to share-based payments, which is expected to be recognized over a weighted-average period of 1.7 years.

During 2001, the shareholders adopted an employee stock purchase plan under which sale of 2,000,000 shares of our common stock has been authorized. Employees may purchase shares at a discount on a quarterly basis through regular payroll deductions of up to 8% of their compensation. The shares are purchased at 85% of the closing price per share on the first trading day following the end of the calendar quarter. Compensation expense of $1,181 was recognized in 2007 as selling and administrative expense in the accompanying consolidated statement of income for the difference between the fair value and the price paid. As of December 31, 2007, 527,365 shares remain available for purchase.

Effective January 1, 2006, we adopted SFAS No. 123(R) utilizing the modified prospective transition method. Prior to the adoption of SFAS No. 123(R), we accounted for stock option grants in accordance with APB No. 25 (the intrinsic value method), and accordingly, recognized no compensation expense for stock option grants.

We receive a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the price at which the options are sold over the exercise prices of the options. In addition, we receive a tax deduction upon the vesting of restricted stock and performance shares for the price of the award at the date of vesting. Prior to adoption of SFAS No. 123(R), we reported these tax benefits as operating cash flows in our consolidated statement of cash flows. In accordance with SFAS No. 123(R), we revised our consolidated statement of cash flows presentation to report the benefits of tax deductions for share-based compensation in excess of recognized compensation cost as financing cash flows effective January 1, 2006. For 2007, $7,112 of excess tax benefits was reported as a financing cash flow rather than an operating cash flow.

The following table illustrates the effect on operating results and per share information had we accounted for stock-based compensation in accordance with SFAS No. 123 for 2005:

	2005
Net income:	
As reported	$15,977
Add: Stock-based employee compensation reported in net income, net of tax	1,966
Deduct: Stock-based employee compensation under the fair value method for all awards, net of tax	(3,919)
Pro forma	$14,024
Basic net income per share:	
As reported	$ 0.16
Pro forma	$ 0.14
Diluted net income per share:	
As reported	$ 0.16
Pro forma	$ 0.14

Stock Options — Stock options are generally granted at the market value on the date of grant and expire after 10 years. Options granted to executive officers and other key employees typically vest over a three- to four-year period, while options granted to Supervisory Directors vest over a one-year period. The share-based expense for these awards was determined based on the calculated Black-Scholes fair value of the stock option at the date of grant applied to the total number of options that were anticipated to fully vest. The weighted-average per share fair value of options granted during 2007, 2006 and 2005 was $13.68, $11.44 and $10.57, respectively. The aggregate intrinsic value of options exercised during 2007, 2006 and 2005 was $22,735, $27,074 and $18,519, respectively. From the exercise of stock options in 2007, we received net cash proceeds of $4,821 and realized an actual income tax benefit of $5,787. The following table represents stock option activity for 2007:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Outstanding options at beginning of year	1,808,421	$ 7.72		
Granted	155,474	$30.34		
Forfeited	23,957	$21.69		
Exercised	745,402	$ 6.47		
Outstanding options at end of period(1)	1,194,536	$11.19	4.9	$58,831
Exercisable options at end of period	757,361	$ 6.55	3.8	$40,814

(1) Of the outstanding options at the end of the period, we currently estimate that 1,156,024 shares will ultimately vest. These shares have a weighted-average per share exercise price of $10.97, a weighted-average remaining contractual life of 4.9 years and an aggregate intrinsic value of $57,184.

Using the Black-Scholes option-pricing model, the fair value of each option grant is estimated on the date of grant based on the following weighted-average assumptions:

	2007	2006	2005
Risk-free interest rate	4.59%	4.72%	4.13%
Expected dividend yield	0.53%	0.48%	0.53%
Expected volatility	41.67%	42.69%	44.82%
Expected life in years	6	6	6

Expected volatility is based on historical volatility of our stock. We use historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Restricted Shares — Our plans also allow for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The unearned stock-based compensation related to these awards is being amortized to compensation expense over the period the restrictions lapse. Restricted shares granted to employees generally vest over four years with graded vesting and are recognized as compensation cost utilizing a straight-line basis. Restricted shares granted to directors vest over one year. The share-based compensation expense for our restricted share awards was determined based on the market price of our stock at the date of grant applied to the total number of shares that were anticipated to fully vest.

During 2007, 433,938 restricted shares (including 35,200 directors' shares subject to restrictions) were granted with a weighted-average per share grant-date fair value of $31.89. During 2006, 480,531 restricted shares (including 30,800 directors' shares subject to restrictions) with a weighted-average per share grant-date fair value of $23.81. During 2005, 163,000 restricted shares were granted with a weighted-average per share grant-date fair value of $22.91. The total fair value of restricted shares vested was $8,112, $3,067 and $2,548 during 2007, 2006 and 2005, respectively.

The following table represents restricted share activity for 2007:

	2007	Weighted-Average per Share Grant-Date Fair Value
Nonvested restricted stock		
Nonvested restricted stock at beginning of year	632,421	$24.08
Nonvested restricted stock granted	398,738	$31.30
Nonvested restricted stock forfeited	29,488	$25.59
Nonvested restricted stock distributed	217,364	$21.45
Nonvested restricted stock at end of year	784,307	$27.40
Directors' shares subject to restrictions		
Directors' shares subject to restrictions at beginning of year	30,800	$23.60
Directors' shares subject to restrictions granted(1)	35,200	$38.63
Directors' shares subject to restrictions distributed	30,800	$23.60
Directors' shares subject to restrictions at end of year	35,200	$38.63

(1) During 2007, 4,400 restricted shares were granted to a non-employee advisor to the Board of Directors.

The changes in common stock, additional paid-in capital and stock held in trust since December 31, 2006 primarily relate to activity associated with our stock plans.

Performance Shares — Performance shares generally vest over three years and are expensed ratably over the vesting term, subject to achievement of specific Company performance goals. As a result of performance conditions being met during 2007, we recognized $5,285 of expense. The share-based compensation expense for these awards was determined based on the market price of our stock at the date of grant applied to the total number of shares that were anticipated to fully vest. During 2007, 192,655 performance shares were granted with a weighted-average per share grant-date fair value of $30.48. During 2006, there were no performance share grants. During 2005, 262,600 performance shares were granted with a weighted-average per share grant-date fair value of $20.75. During 2008, we expect to distribute 215,305 performance shares upon vesting and achievement of performance goals.

14. INCOME TAXES

	Years Ended December 31,		
	2007	2006	2005
Sources of Income Before Income Taxes and Minority Interest			
U.S.	$131,284	$ 73,392	$ 36,671
Non-U.S.	98,134	87,916	11,217
Total	$229,418	$161,308	$ 47,888
Income Tax (Expense) Benefit			
Current income taxes			
U.S. — Federal(1)	$ (20,555)	$ (24,536)	$ (7,973)
U.S. — State	(1,764)	(2,032)	1,084
Non-U.S.	(29,689)	(24,293)	(20,146)
Total current income taxes	(52,008)	(50,861)	(27,035)
Deferred income taxes			
U.S. - Federal (2)	(25,742)	3,037	(3,023)
U.S. - State	(1,344)	404	(1,409)
Non-U.S.	21,740	9,293	3,088
Total deferred income taxes	(5,346)	12,734	(1,344)
Total income tax expense	$ (57,354)	$ (38,127)	$(28,379)

(1) Tax benefits of $7,554, $24,463 and $6,482 associated with share-based compensation were allocated to equity and recorded in additional paid-in capital in the years ended December 31, 2007, 2006 and 2005, respectively.

(2) Utilized $1,921 Deferred Tax Asset related to U.S. NOL's in 2005.
Utilized $328 Deferred Tax Asset related to U.S. NOL's in 2006.
Utilized $9,886 Deferred Tax Asset related to U.S. NOL's in 2007.

Reconciliation of Income Taxes at the Netherlands' Statutory Rate and Income Tax (Expense) Benefit	Year Ended December 31,		
	2007	2006	2005
Pretax income at statutory rate(1)	$(58,502)	$(47,747)	$(15,085)
U.S. State income taxes	(1,683)	(978)	(351)
Meals and entertainment	(2,585)	(2,160)	(1,819)
Valuation allowance	2,426	1,202	(6,602)
Tax exempt interest	4,834	5,407	2,161
Statutory tax rate differential	5,779	6,230	(1,755)
Foreign branch taxes (net of federal benefit)	(7,126)	(4,666)	(1,363)
Extraterritorial income exclusion/manufacturer's production exclusion/R&D credit	1,114	1,534	1,468
Contingent liability accrual	(2,757)	1,850	(2,521)
Other, net	1,146	1,201	(2,512)
Income tax expense	$(57,354)	$(38,127)	$(28,379)
Effective tax rate	25.0%	23.6%	59.3%

(1) Our statutory rate was The Netherlands' rate of 25.5% in 2007, 29.6% in 2006 and 31.5% in 2005.

The principal temporary differences included in deferred income taxes reported on the December 31, 2007 and 2006 balance sheets were:

	December 31,	
Current Deferred Taxes	**2007**	**2006**
Tax benefit of U.S. Federal operating losses and credits	$ —	$ 9,692
Contract revenue and costs	9,913	26,704
Employee compensation and benefit plan reserves	5,310	1,614
Legal reserves	2,621	2,623
Other	2,556	1,525
Current deferred tax asset	**$ 20,400**	**$ 42,158**
Non-Current Deferred Taxes		
Tax benefit of U.S. Federal operating losses and credits	$ —	$ 73
Tax benefit of U.S. State operating losses and credits, net	1,270	1,802
Tax benefit of non-U.S. operating losses and credits	154,968	26,908
Employee compensation and benefit plan reserves	14,161	15,787
Non-U.S. activity	—	367
Insurance and legal reserves	5,389	6,448
Non-current deferred tax asset	175,788	51,385
Less: valuation allowance	(111,976)	(15,867)
	63,812	35,518
Non-U.S. activity	(4,818)	—
Depreciation and amortization	(51,078)	(38,857)
Other	(1,766)	(2,352)
Non-current deferred tax asset (liability)	(57,662)	(41,209)
Net non-current deferred tax asset (liability)	**$ 6,150**	**$ (5,691)**
Net deferred tax asset	**$ 26,550**	**$ 36,467**

As of December 31, 2007, neither Netherlands income taxes nor Canadian, U.S., or other withholding taxes have been accrued on the estimated $381,000 of undistributed earnings of our Canadian, U.S., and subsidiary companies thereof, because it is our intention not to remit these earnings. We intend to permanently reinvest the undistributed earnings of our Canadian subsidiary and our U.S. companies and their subsidiaries in their businesses and, therefore, have not provided for deferred taxes on such unremitted foreign earnings. The determination of any unrecognized deferred tax liability related to permanently reinvested earnings is not practical. We did not record any Netherlands deferred income taxes on undistributed earnings of our other subsidiaries and affiliates at December 31, 2007. If any such undistributed earnings were distributed, the Netherlands participation exemption should become available under current law to significantly reduce or eliminate any resulting Netherlands income tax liability.

As of December 31, 2007, we had no U.S. net operating loss carryforwards ("NOL's"). As of December 31, 2007, we had U.S.-State NOL's of approximately $23,140, net of apportionment. We believe that it is more likely than not that $6,020 of the U.S.-State NOL's, net of apportionment will not be utilized. Therefore, a valuation allowance has been placed against $6,020 of U.S.-State NOL's. The U.S.-State NOL's will expire from 2008 to 2026. As of December 31, 2007, we had Non-U.S. NOL's totaling $565,000, including $311,000 in the Netherlands and $76,000 in Germany (both primarily acquired in the Lummus acquisition) and $154,000 in the U.K. We believe that it is more likely than not that $411,010 of the Non-U.S. NOL's will not be utilized. Therefore, a valuation allowance has been placed against $411,010 of Non-U.S. NOL's. Our valuation allowance increased from $15,867 at December 31, 2006 to $111,976 at December 31, 2007, primarily related to the acquisition of Lummus. It is anticipated that the entire valuation allowance related to the acquisition of Lummus will reverse against goodwill. Excluding NOL's having an indefinite carryforward, the Non-U.S. NOL's will expire from 2008 to 2022.

15. SEGMENT INFORMATION

We manage our operations by four geographic segments: North America; Europe, Africa and Middle East; Asia Pacific; and Central and South America. Each geographic segment offers similar services. The results of our recent acquisition of Lummus are reported separately.

The Chief Executive Officer evaluates the performance of these four segments and Lummus based on revenue and income from operations. Each segment's performance reflects the allocation of corporate costs, which were based primarily on revenue. For the year ended December 31, 2007, we had one customer within our EAME segment that accounted for more than 10% of our total revenue. Revenue for this customer totaled approximately $542,180 or 12% of our total revenue. Intersegment revenue is not material.

The following table presents revenue by geographic segment and results of our recent acquisition of Lummus:

	Years Ended December 31,		
	2007	2006	2005
Revenue			
North America	$1,941,320	$1,676,694	$1,359,878
Europe, Africa and Middle East	1,249,074	1,101,813	582,918
Asia Pacific	442,042	234,764	222,720
Central and South America	626,415	112,036	92,001
Lummus	104,641	—	—
Total revenue	$4,363,492	$3,125,307	$2,257,517

The following table indicates revenue for individual countries in excess of 10% of consolidated revenue during any of the three years ended December 31, 2007, based on where we performed the work:

	Years Ended December 31,		
	2007	2006	2005
United States	$1,667,259	$1,520,107	$1,279,535
United Kingdom	$ 825,726	$ 766,937	$ 337,451

The following tables present income (loss) from operations, assets and capital expenditures by geographic segment and results of our recent acquisition of Lummus:

	Years Ended December 31,		
	2007	2006	2005
Income (Loss) From Operations			
North America	$ 142,118	$ 79,164	$ 43,799
Europe, Africa and Middle East	(35,659)	46,079	(11,969)
Asia Pacific	35,427	16,219	8,898
Central and South America	53,289	4,177	9,507
Lummus	10,391	—	—
Total income from operations	$ 205,566	$ 145,639	$ 50,235
December 31,			
Assets			
North America	$ 789,733	$1,293,379	$1,013,741
Europe, Africa and Middle East	467,081	402,088	254,745
Asia Pacific	116,713	58,634	70,323
Central and South America	231,324	30,311	39,010
Lummus	1,726,072	—	—
Total assets	$3,330,923	$1,784,412	$1,377,819

Our revenue earned and assets attributable to operations in The Netherlands were not significant in any of the three years ended December 31, 2007. Our long-lived assets are considered to be net property and equipment. Approximately 49% of these assets were located in the U.S. at December 31, 2007, while the other 51% were strategically located throughout the world.

	Years Ended December 31,		
	2007	2006	2005
Capital Expenditures			
North America	$63,908	$42,931	$12,868
Europe, Africa and Middle East	17,260	32,832	22,216
Asia Pacific	5,119	4,202	987
Central and South America	1,538	387	798
Lummus	483	—	—
Total capital expenditures	$88,308	$80,352	$36,869

Although we manage our operations by the four geographic segments, revenue by market sector is shown below:

	Years Ended December 31,		
	2007	2006	2005
Revenue			
Liquefied natural gas	$2,396,327	$1,390,197	$ 654,739
Energy processes	970,990	1,039,611	906,116
Steel plate structures	955,202	695,499	696,662
Lummus Technologies	40,973	—	—
revenue	$4,363,492	$3,125,307	$2,257,517

16. QUARTERLY OPERATING RESULTS (UNAUDITED)

Quarterly Operating Results — The following table sets forth our selected unaudited consolidated income statement information on a quarterly basis for the two years ended December 31, 2007:

Quarter Ended 2007	March 31	June 30	Sept. 30	Dec. 31(1)
	(In thousands, except per share data)			
Revenue	$857,305	$1,011,367	$1,171,752	$1,323,068
Gross Profit	$ 83,339	$ 62,159	$ 107,376	$ 103,975
Net income	$ 36,595	$ 26,116	$ 58,738	$ 44,191
Net income per share — basic	$ 0.38	$ 0.27	$ 0.61	$ 0.46
Net income per share — diluted	$ 0.38	$ 0.27	$ 0.61	$ 0.46

Quarter Ended 2006	March 31	June 30	Sept. 30	Dec. 31
	(In thousands, except per share data)			
Revenue	$646,596	$ 744,187	$ 860,983	$ 873,541
Gross Profit	$ 59,200	$ 73,718	$ 76,344	$ 72,491
Net income	$ 13,336	$ 32,618	$ 32,432	$ 38,582
Net income per share — basic	$ 0.14	$ 0.34	$ 0.34	$ 0.40
Net income per share — diluted	$ 0.13	$ 0.33	$ 0.33	$ 0.40

(1) The operating results of Lummus have been included in our results of operations from the acquisition date of November 16, 2007 and had a $104,641 and $10,391 impact on our revenue and income from operations for the fourth quarter of 2007.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting, which can be found in "Item 8. Financial Statements and Supplementary Data," is incorporated herein by reference.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon such evaluation, which excluded Lummus from our assessment, the CEO and CFO have concluded that, as of the end of such period, our disclosure controls and procedures are effective to ensure information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms.

Attestation Report of the Independent Registered Public Accounting Firm

Our internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as indicated in their report, which can be found in "Item 8. Financial Statements and Supplementary Data" and is incorporated herein by reference.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the three month period ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management's report on internal controls as of December 31, 2007 is included in "Item 8. Financial Statements and Supplementary Data."

Item 9B. *Other Information*

None.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

We have adopted a code of ethics that applies to the CEO, the CFO and the Corporate Controller, as well as our directors and all employees. Our code of ethics can be found at our Internet website "www.cbi.com" and is incorporated herein by reference.

We submitted a Section 12(a) CEO certification to the NYSE in 2007. Also during 2007, we filed with the SEC certifications, pursuant to Rule 13A-14 of the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as Exhibits 31.1 and 31.2 to this Form 10-K.

The following table sets forth certain information regarding the Supervisory Directors of Chicago Bridge & Iron Company N.V. ("CB&I N.V."), nominees to the Supervisory Board and the executive officers of Chicago Bridge & Iron Company ("CBIC").

Name	Age	Position(s)
Supervisory Directors		
Jerry H. Ballengee	70	Supervisory Director and Non-Executive Chairman of CB&I N.V.
Philip K. Asherman	57	Supervisory Director; President and Chief Executive Officer of CBIC
L. Richard Flury	60	Supervisory Director
J. Charles Jennett	67	Supervisory Director
Vincent L. Kontny	70	Supervisory Director
Gary L. Neale	68	Supervisory Director
Michael L. Underwood	63	Supervisory Director
Marsha C. Williams	57	Supervisory Director
Executive Officers		
Philip K. Asherman		
Beth A. Bailey	56	Executive Vice President — Chief Information Officer of CBIC
Ronald A. Ballschmiede	52	Executive Vice President — Chief Financial Officer of CBIC
Ronald E. Blum	58	Executive Vice President — Global Business Development of CBIC
James E. Bollweg	55	Executive Vice President — Project Operations
David P. Bordages	57	Vice President — Human Resources and Administration of CBIC; Nominee for Supervisory Director
David A. Delman	46	Secretary of CB&I N.V.; Vice President, General Counsel and Secretary of CBIC
Daniel M. McCarthy	56	Executive Vice President — Lummus Technology
Edgar C. Ray	47	Executive Vice President — Corporate Planning of CBIC
John W. Redmon	59	Executive Vice President — Operations of CBIC
Nominees for Supervisory Director		
David P. Bordages		
Luciano Reyes	37	Nominee for Supervisory Director (Vice President and Treasurer of CBIC)
Travis L. Stricker	37	Nominee for Supervisory Director (Corporate Controller and Chief Accounting Officer of CBIC)
Samuel C. Leventry	58	Nominee for Supervisory Director (Vice President, Technology Services of CBIC)

There are no family relationships between any executive officers and Supervisory Directors. Executive officers of CBIC are elected annually by the CBIC Board of Directors.

JERRY H. BALLENGEE has served as non-executive Chairman since 2006 and as a Supervisory Director of the Company since 1997. He is Chairman of both the Nominating Committee and the Strategic Initiatives Committee and is a member of the Corporate Governance Committee. Mr. Ballengee served as Chairman of the Board of Morris Material Handling Company from 2001 to 2006. He served as President and Chief Operating Officer of Union Camp Corporation from 1994 to 1999, and as a member of the Board of Directors of that company from 1988 until 1999. Prior, he held various other executive positions.

L. RICHARD FLURY has served as a Supervisory Director of the Company since 2003, and as a consultant to the Supervisory Board since 2002. He is a member of the Audit Committee, the Corporate Governance Committee, the Nominating Committee and the Strategic Initiatives Committee. Previously, Mr. Flury served as Chief Executive, Gas and Power for BP plc from 1998 until his retirement in 2001. He served as Executive Vice President of Amoco, responsible for managing the Exploration and Production sector, from 1996 to 1998. Prior, he served in various other executive capacities with Amoco since 1988. Mr. Flury is also a director of Questar Corporation and Callon Petroleum Corporation.

J. CHARLES JENNETT has served as a Supervisory Director of the Company since 1997. He is a member of the Supervisory Board's Nominating Committee, Organization and Compensation Committee and Corporate Governance Committee. Dr. Jennett served as President of Texas A&M International University from 1996 to 2001. Upon his retirement in 2001, he was bestowed the title of President Emeritus. From 1992 to 1996, he was Provost and Vice President of Academic Affairs at Clemson University. Dr. Jennett currently serves as a private engineering consultant.

VINCENT L. KONTNY has served as a Supervisory Director of the Company since 1997 and is Chairman of the Supervisory Board's Organization and Compensation Committee and is a member of the Audit Committee, the Corporate Governance Committee and the Strategic Initiatives Committee. Mr. Kontny is retired from Washington Group International, where he served as Chief Operating Officer from 2000 to 2001. (Washington Group International filed a petition under Chapter 11 of the U.S. Bankruptcy Code in May 2001). Mr. Kontny was President and Chief Operating Officer of Fluor Corporation from 1990 until 1994, and has been the owner and CEO of the Double Shoe Cattle Company since 1992.

GARY L. NEALE has served as a Supervisory Director since 1997 and is Chairman of the Corporate Governance Committee and a member of the Organization and Compensation Committee. Mr. Neale currently serves as Chairman of the Board of NiSource, Inc., whose primary business is distributing electricity and gas through utility companies. Mr. Neale served as Chief Executive Officer of NiSource, Inc. from 1993 to 2005. He has also served as a director of Northern Indiana Public Service Company since 1989, and as a director of Modine Manufacturing Company (heat transfer products) since 1977.

MICHAEL L. UNDERWOOD has served as a Supervisory Director since 2007 and is a member of the Audit Committee and the Corporate Governance Committee. Mr. Underwood worked the majority of his 35-year career in public accounting for Arthur Andersen LLP, where he was a partner. He moved to Deloitte & Touche LLP as a director in 2002, retiring in 2003. He is currently a director and Chairman of the Audit Committee of Dresser-Rand Group.

MARSHA C. WILLIAMS has served as a Supervisory Director of the Company since 1997. She is Chairman of the Audit Committee and is a member of the Corporate Governance Committee and the Organization and Compensation Committee. Ms. Williams currently serves as Senior Vice President and Chief Financial Officer of Orbitz Worldwide, a position she has held since 2007. From 2002 to 2007, she served as Executive Vice President and Chief Financial Officer of Equity Office Properties Trust, a public real estate investment trust. She served as Chief Administrative Officer of Crate & Barrel from 1998 to 2002, and as Treasurer of Amoco Corporation from 1993 to 1998. Ms. Williams is a director of Selected Funds, Davis Funds and Modine Manufacturing Company, Inc.

PHILIP K. ASHERMAN has been President and Chief Executive Officer of CB&I since 2006 and a Managing Director since 2004. He joined CB&I in 2001 as a senior executive and was promoted to Executive Vice that same year, reporting directly to the Chairman and CEO. Prior to joining CB&I, Mr. Asherman served as Senior Vice President of Fluor Global Services and held other executive positions with Fluor Daniel, Inc. operating subsidiaries, including president of its mining and minerals operating group and president of an industrial operating group. He previously held a number of regional executive positions in Europe, South America and Asia.

BETH A. BAILEY was promoted to Executive Vice President-Chief Information Officer in 2007, previously serving as Senior Vice President-Information Technology since 2006. Ms. Bailey joined CB&I in 1972, serving in positions of increasing responsibility.

RONALD A. BALLSCHMIEDE has served as Executive Vice President and Chief Financial Officer since 2006. Prior to joining CB&I, he was a partner with Deloitte & Touche LLP since 2002. Previously, he worked for Arthur Andersen LLP from 1977 to 2002, becoming a partner in 1989. While with Andersen, he was the lead client service partner for CB&I from 1989 to 2002. In addition, he led the audits for a number of major manufacturing and construction companies.

RONALD E. BLUM has served as Executive Vice President — Global Business Development since 2006. Previously, he served as Vice President — Global LNG Sales from 2004 to 2006. Prior to that time, he held a series of positions with increasing responsibility at CB&I and PDM Engineered Construction.

JAMES E. BOLLWEG was promoted to Executive Vice President — Project Operations in 2008. Previously, he served as President, CBI Services, the Company's union subsidiary. Bollweg joined the company in 1975 and has since served in a variety of managerial positions both internationally and in the U.S.

DAVID P. BORDAGES has served as Vice President — Human Resources and Administration since 2002. Previously, he was Vice President — Human Resources at Fluor Corporation from 1989 to 2002.

DAVID A. DELMAN joined CB&I as Chief Legal Officer, General Counsel and Secretary for CB&I's Supervisory Board of Directors in 2007. Previously, he was a partner in the international law firm of Pepe & Hazard LLC, specializing in engineering and construction industry issues. From 1992 to 2000, Mr. Delman worked for Fluor Corporation, serving as associate general counsel from 1996.

DANIEL M. McCARTHY has served as Executive Vice President — Lummus Technology since 2007 when he joined CB&I as part of the Lummus acquisition. Prior to that, he was an Executive Vice President of Lummus. He has held various management positions within the technology businesses of Lummus since its inception in 1987, assuming senior management responsibility for the business in 2004 and for the Lummus Houston EPC Execution Center in 2006.

EDGAR C. RAY has served as Executive Vice President-Corporate Planning since 2007. He joined CB&I in 2003, serving as Senior Vice President-Global Marketing until 2007. Prior to joining CB&I, Mr. Ray was Executive Director of Strategy and Marketing for Fluor Corporation.

JOHN W. REDMON has served as Executive Vice President — Operations since 2006. Previously, he led CB&I's Risk Management group overseeing CB&I's Project Controls, Procurement, Estimating, and Health, Safety, and Environment groups. He served as Executive Vice President of BE&K, Inc from 1998 to 2006 and Chief Operating Officer of that company from 1999 to 2006. Mr. Redmon began working for Brown & Root, Inc. in 1968 where he served in various positions of increasing responsibility, culminating in the position of Executive Vice President and Chief Operating Officer.

LUCIANO REYES has served as Vice President and Treasurer since February 2006 and previously held positions of increasing responsibility in CB&I's Treasury Department since joining the company in 1998. Prior to joining CB&I, Mr. Reyes held financial positions with USG and with several financial institutions.

TRAVIS L. STRICKER has served as Corporate Controller and Chief Accounting Officer since June 2006. He joined CB&I in 2001 and served most recently as Assistant Controller. Previously, he held numerous finance and accounting positions with PDM and PricewaterhouseCoopers LLP.

SAMUEL C. LEVENTRY has served as Vice President — Technology Services of CB&I since 2001. Mr. Leventry has been employed by CB&I for more than 37 years in various engineering positions.

Information appearing under "Committees of the Supervisory Board" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's 2008 Proxy Statement is incorporated herein by reference.

Item 11. ***Executive Compensation***

Information appearing under "Executive Compensation" in the 2008 Proxy Statement is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Information appearing under "Common Stock Ownership By Certain Persons and Management" in the 2008 Proxy Statement is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

Information appearing under "Certain Transactions" in the 2008 Proxy Statement is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

Information appearing under "Committees of the Supervisory Board — Audit Fees" in the 2008 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

Financial Statements

The following Consolidated Financial Statements and Reports of Independent Registered Public Accounting Firms included under Item 8 of Part II of this report are herein incorporated by reference.

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Income — For the years ended December 31, 2007, 2006 and 2005

Consolidated Balance Sheets — As of December 31, 2007 and 2006

Consolidated Statements of Cash Flows — For the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Changes in Shareholders' Equity — For the years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

Financial Statement Schedules

Schedule II — Supplemental Information on Valuation and Qualifying Accounts and Reserves for each of the years ended December 31, 2007, 2006 and 2005 can be found on page 81 of this report.

Schedules, other than the one above, have been omitted because the schedules are either not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto previously included under Item 8 of Part II of this report.

Quarterly financial data for the years ended December 31, 2007 and 2006 is shown in the Notes to Consolidated Financial Statements previously included under Item 8 of Part II of this report.

Our interest in 50 percent or less owned affiliates, when considered in the aggregate, does not constitute a significant subsidiary; therefore, summarized financial information has been omitted.

Exhibits

The Exhibit Index on page 82 and Exhibits being filed are submitted as a separate section of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chicago Bridge & Iron Company N.V.

/s/ Philip K. Asherman

Philip K. Asherman
(Authorized Signer)

Date: February 27, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 27, 2008.

Signature	Title
/s/ *Philip K. Asherman* Philip K. Asherman	President and Chief Executive Officer (Principal Executive Officer)
/s/ *Ronald A. Ballschmiede* Ronald A. Ballschmiede	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ *Travis L. Stricker* Travis L. Stricker	Corporate Controller and Chief Accounting Officer of CBIC (Principal Accounting Officer)
/s/ *Jerry H. Ballengee* Jerry H. Ballengee	Supervisory Director and Non-Executive Chairman of CB&I N.V.
/s/ *L. Richard Flury* L. Richard Flury	Supervisory Director
/s/ *J. Charles Jennett* J. Charles Jennett	Supervisory Director
/s/ *Vincent L. Kontny* Vincent L. Kontny	Supervisory Director
/s/ *Gary L. Neale* Gary L. Neale	Supervisory Director
/s/ *Michael L. Underwood* Michael L. Underwood	Supervisory Director
/s/ *Marsha C. Williams* Marsha C. Williams	Supervisory Director

Registrant's Agent for Service in the United States

/s/ *David A. Delman*

David A. Delman

Schedule II. Supplemental Information on Valuation and Qualifying Accounts and Reserves

CHICAGO BRIDGE & IRON COMPANY N.V.

Valuation and Qualifying Accounts and Reserves
For Each of the Three Years Ended December 31, 2007

Column A	Column B	Column C	Column D	Column E	Column F
Descriptions	Balance At January 1	Additions Associated with Acquisitions(1)	Additions Charged to Costs and Expenses	Deductions(2)	Balance At December 31
			(In thousands)		
Allowance for doubtful accounts					
2007	$2,008	$2,756	$ 411	$ (945)	$4,230
2006	$2,300	$ —	$1,391	$(1,683)	$2,008
2005	$ 726	$ —	$2,174	$ (600)	$2,300

(1) Represents the allowance for doubtful accounts balance assumed in conjunction with the purchase of Lummus on November 16, 2007.

(2) Deductions generally represent utilization of previously established reserves or adjustments to reverse unnecessary reserves due to subsequent collections.

EXHIBIT INDEX

2(28)	Share Sale and Purchase Agreement dated as of August 24, 2007 by and among ABB Holdings Inc., ABB Holdings B.V., ABB Asea Brown Boveri Ltd., Chicago Bridge & Iron Company, Chicago Bridge & Iron Company B.V. and Chicago Bridge & Iron Company N.V.
3(16)	Amended Articles of Association of the Company (English translation)
4(2)	Specimen Stock Certificate
10.1(2)	Form of Indemnification Agreement between the Company and its Supervisory and Managing Directors
10.2	The Company's 1997 Long-Term Incentive Plan
	As amended May 1, 2002 (10)
	(a) Form of Agreement and Acknowledgement of Restricted Stock Award (16)
	(b) Form of Agreement and Acknowledgement of Performance Share Grant (16)
10.3(3)	The Company's Deferred Compensation Plan
	(a) Amendment of Section 4.4 of the CB&I Deferred Compensation Plan (8)
10.4(3)	The Company's Excess Benefit Plan
	(a) Amendments of Sections 2.13 and 4.3 of the CB&I Excess Benefit Plan (9)
10.5(2)	Form of the Company's Supplemental Executive Death Benefits Plan
10.6(2)	Separation Agreement
10.7(2)	Form of Amended and Restated Tax Disaffiliation Agreement
10.8(2)	Employee Benefits Separation Agreement
10.9(2)	Conforming Agreement
10.10(4)	The Company's Supervisory Board of Directors Fee Payment Plan
10.11(4)	The Company's Supervisory Board of Directors Stock Purchase Plan
10.12	The Chicago Bridge & Iron 1999 Long-Term Incentive Plan As Amended May 13, 2005 (15)
	(a) Form of Agreement and Acknowledgement of the 2005 Restricted Stock Award (12)
	(b) Form of Agreement and Acknowledgement of Restricted Stock Award (16)
	(c) Form of Agreement and Acknowledgement of Performance Share Grant (16)
10.13(5)	The Company's Incentive Compensation Program
10.14(6)	Change of Control Severance Agreement
10.15	Note Purchase Agreement dated as of July 1, 2001 (7)
	(a) Limited Waiver dated as of November 14, 2005 to the Note Purchase Agreement dated July 1, 2001 (18)
	(b) Limited Waiver dated as of January 13, 2006 to the Note Purchase Agreement dated July 1, 2001 (19)
	(c) Limited Waiver dated as of March 30, 2006 to the Note Purchase Agreement dated July 1, 2001 (22)
	(d) Limited Waiver dated as of May 30, 2006 to the Note Purchase Agreement dated July 1, 2001 (24)
10.16	Second Amended and Restated Credit Agreement dated October 13, 2006 (26)
	(a) Amendment No. 1 and Consent (to the Second Amended and Restated Credit Agreement) dated November 9, 2007 (29)
10.17	Chicago Bridge & Iron Savings Plan as amended and restated as of January 1, 1997 and including the First, Second, Third, Fourth, Fifth, Sixth and Seventh Amendments (27)
	(a) Eighth Amendment to the Chicago Bridge & Iron Savings Plan (25)
	(b) Ninth Amendment to the Chicago Bridge & Iron Savings Plan (27)
	(c) Tenth Amendment to the Chicago Bridge & Iron Savings Plan (27)
	(d) Eleventh Amendment to the Chicago Bridge & Iron Savings Plan (1)

10.18	Severance Agreement and Release and Waiver between the Company and Richard E. Goodrich dated October 8, 2005 (17)
	(a) Letter Agreement dated February 13, 2006 amending the Severance Agreement and Release and Waiver between the Company and Richard E. Goodrich (21)
	(b) Letter Agreement dated March 31, 2006 amending the Severance Agreement and Release and Waiver between the Company and Richard E. Goodrich (22)
	(c) Letter Agreement dated April 28, 2006 amending the Severance Agreement and Release and Waiver between the Company and Richard E. Goodrich (23)
10.19(20)	Stay Bonus Agreement between the Company and Tommy C. Rhodes dated January 27, 2006
10.20(23)	Agreement and Mutual Release between Chicago Bridge & Iron Company (Delaware), Chicago Bridge & Iron Company N.V., Chicago Bridge & Iron Company B.V. and Gerald M. Glenn, executed May 2, 2006
10.21(26)	Series A Credit and Term Loan Agreement dated as of November 6, 2006 among Chicago Bridge & Iron Company N.V., the Co-Obligors, the Lenders party thereto, Bank of America N.A. as Administrative Agent and JPMorgan Chase Bank, National Association, as Letter of Credit Issuer
10.22(26)	Series B Credit and Term Loan Agreement dated as of November 6, 2006 among Chicago Bridge & Iron Company N.V., the Co-Obligors, the Lenders party thereto, Bank of America N.A. as Administrative Agent and JPMorgan Chase Bank, National Association, as Letter of Credit Issuer
10.23(26)	Series C Credit and Term Loan Agreement dated as of November 6, 2006 among Chicago Bridge & Iron Company N.V., the Co-Obligors, the Lenders party thereto, Bank of America N.A. as Administrative Agent and JPMorgan Chase Bank, National Association, as Letter of Credit Issuer
10.24(29)	First Amendment to the Agreements dated as of November 9, 2007 Re: $50,000,000 Letter of Credit and Term Loan Agreement dated as of November 6, 2006, $100,000,000 Letter of Credit and Term Loan Agreement dated as of November 6, 2006, and $125,000,000 Letter of Credit and Term Loan Agreement dated as of November 6, 2006, among Chicago Bridge & Iron Company N.V., Chicago Bridge & Iron Company (Delaware), CBI Services, Inc., CB&I Constructors, Inc., and CB&I Tyler Company, as Co-Obligors, Bank of America, N.A., as Administrative Agent and Letter of Credit Issuer, JPMorgan Chase Bank, N.A., as Letter of Credit Issuer and Joint Book Manager, and the Lenders party thereto
10.25(29)	Term Loan Agreement dated as of November 9, 2007, among Chicago Bridge & Iron Company N.V., as Guarantor, Chicago Bridge & Iron Company, as Borrower, the institutions from time to time parties thereto as Lenders, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent, and The Royal Bank of Scotland plc, Wells Fargo Bank, N.A., and Calyon New York Branch, as Documentation Agents
16.2(11)	Letter Regarding Change in Certifying Auditor
21(1)	List of Significant Subsidiaries
23.1(1)	Consent and Report of the Independent Registered Public Accounting Firm
31.1(1)	Certification Pursuant to Rule 13A-14 of the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2(1)	Certification Pursuant to Rule 13A-14 of the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1(1)	Certification pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2(1)	Certification pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Filed herewith

(2) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 333-18065)

(3) Incorporated by reference from the Company's 1997 Form 10-K filed March 31, 1998

(4) Incorporated by reference from the Company's 1998 Form 10-Q filed November 12, 1998

(5) Incorporated by reference from the Company's 1999 Form 10-Q filed May 14, 1999

(6) Incorporated by reference from the Company's 2000 Form 10-K filed March 29, 2001

(7) Incorporated by reference from the Company's 2001 Form 8-K filed September 28, 2001

(8) Incorporated by reference from the Company's 2003 Form 10-K filed March 15, 2004

(9) Incorporated by reference from the Company's 2004 Form 10-Q filed August 9, 2004

(10) Incorporated by reference from the Company's 2004 Form 10-K filed March 11, 2005

(11) Incorporated by reference from the Company's 2005 Form 8-K filed April 5, 2005

(12) Incorporated by reference from the Company's 2005 Form 8-K filed April 20, 2005

(13) Incorporated by reference from the Company's 2005 Form 8-K filed May 17, 2005

(14) Incorporated by reference from the Company's 2005 Form 8-K filed May 24, 2005

(15) Incorporated by reference from the Company's 2005 Form 8-K filed May 25, 2005

(16) Incorporated by reference from the Company's 2005 Form 10-Q filed August 8, 2005

(17) Incorporated by reference from the Company's 2005 Form 8-K filed October 11, 2005

(18) Incorporated by reference from the Company's 2005 Form 8-K filed November 17, 2005

(19) Incorporated by reference from the Company's 2006 Form 8-K filed January 13, 2006

(20) Incorporated by reference from the Company's 2006 Form 8-K filed February 2, 2006

(21) Incorporated by reference from the Company's 2006 Form 8-K filed February 15, 2006

(22) Incorporated by reference from the Company's 2006 Form 8-K filed April 3, 2006

(23) Incorporated by reference from the Company's 2006 Form 8-K filed May 4, 2006

(24) Incorporated by reference from the Company's 2005 Form 10-Q filed June 1, 2006

(25) Incorporated by reference from the Company's 2006 Form 10-Q filed August 9, 2006

(26) Incorporated by reference from the Company's 2006 Form 10-Q filed November 9, 2006

(27) Incorporated by reference from the Company's 2006 Form 10-K filed March 1, 2007

(28) Incorporated by reference from the Company's 2007 Form 8-K filed August 30, 2007

(29) Incorporated by reference from the Company's 2007 Form 8-K filed November 21, 2007

CHICAGO BRIDGE & IRON COMPANY N.V.

OOSTDUINLAAN 75
2596 JJ THE HAGUE, THE NETHERLANDS

NOTICE OF AND AGENDA FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD MAY 8, 2008

To the Shareholders of:
CHICAGO BRIDGE & IRON COMPANY N.V.

You are hereby notified that the Annual General Meeting of Shareholders (the "Annual Meeting") of Chicago Bridge & Iron Company N.V. will be held at the InterContinental Amstel Amsterdam, Professor Tulpplein 1, 1018 GX Amsterdam, The Netherlands, at 2:00 p.m., local time, on Thursday, May 8, 2008, for the following purposes:

1. To elect four members of the Supervisory Board to serve until the Annual General Meeting of Shareholders in 2011. The Supervisory Board recommends the election of Gary L. Neale, Marsha C. Williams, J. Charles Jennett, and Larry D. McVay to fill these positions;

2. To authorize the preparation of our Dutch Statutory Annual Accounts and the annual report of our Management Board in the English language, to discuss our annual report of the Management Board for the year ended December 31, 2007 and to adopt our Dutch Statutory Annual Accounts for the year ended December 31, 2007;

3. To discharge the sole member of our Management Board from liability in respect of the exercise of its duties during the year ended December 31, 2007;

4. To discharge the members of our Supervisory Board from liability in respect of the exercise of their duties during the year ended December 31, 2007;

5. To approve the final dividend for the year ended December 31, 2007 in an amount of $0.16 per share, which has previously been paid out to shareholders in the form of interim dividends;

6. To approve the extension of the authority of our Management Board, acting with the approval of our Supervisory Board, to repurchase up to 10% of our issued share capital until November 8, 2009 on the open market, through privately negotiated transactions or in one or more self tender offers for a price per share not less than the nominal value of a share and not higher than 110% of the most recent available (as of the time of repurchase) price of a share on any securities exchange where our shares are traded;

7. To appoint Ernst & Young LLP as our independent registered public accounting firm, who will audit our accounts for the year ending December 31, 2008;

8. To amend our Articles of Association to permit record dates up to 30 days prior to the date of a shareholder meeting in accordance with the draft prepared by the Management Board and approved by the Supervisory Board and to authorize each lawyer, each civil law notary and each deputy civil-law notary of Baker & McKenzie Amsterdam N.V., jointly as well as severally, to apply for the ministerial statement of non-objection on the draft deed of amendment of the Articles of Association, to amend said draft in such a way as might appear necessary in order to obtain the statement of non-objection and to execute and to sign the deed of amendment of the Articles of Association;

9. To amend the Chicago Bridge & Iron Company 1999 Long-Term Incentive Plan;

10. To approve the extension of the authority until May 8, 2013 of our Supervisory Board to issue shares and/or grant rights to acquire our shares (including options to subscribe for shares) and to limit or exclude the preemptive rights of shareholders with respect to the issuance of shares and/or the grant of the right to acquire shares;

11. To approve the compensation of the member of the Supervisory Board who serves as the non-executive Chairman; and

12. To discuss the dividend policy.

Our Dutch Statutory Annual Accounts and the annual report of the Management Board, our Annual Report on Form 10-K, the charters of each of our Audit, Nominating, Organization and Compensation, Corporate Governance and Strategic Initiatives Committees, our Corporate Governance Guidelines and our Code of Ethics can be accessed through our website, www.cbi.com, and, along with directions to attend the Annual Meeting, may be obtained free of charge by request to our principal executive offices at Oostduinlaan 75, 2596 JJ The Hague, The Netherlands; and at our administrative offices c/o Chicago Bridge & Iron Company (Delaware), 2103 Research Forest Drive, The Woodlands, TX 77380-2624 attn: Investor Relations.

REGISTERED SHAREHOLDERS ARE REQUESTED TO COMPLETE, SIGN, DATE AND PROMPTLY MAIL THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED FOR MAILING IN THE UNITED STATES.

David A. Delman
Secretary

April 8, 2008

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 8, 2008: The proxy statement and annual report to security holders are available on the Internet at http://bnymellon.mobular.net/bnymellon/cbi

TABLE OF CONTENTS

CHICAGO BRIDGE & IRON COMPANY N.V.

PROXY STATEMENT

This proxy statement, which is first being mailed to holders of registered shares on or about April 8, 2008, is furnished in connection with the solicitation of proxies on behalf of Chicago Bridge & Iron Company N.V. ("we", "CB&I" or the "Company"), who ask you to complete, sign, date and mail the enclosed proxy for use at the Annual General Meeting of Shareholders to be held at the InterContinental Amstel Amsterdam, Professor Tulpplein 1, 1018 GX Amsterdam, The Netherlands, at 2:00 p.m., local time, on Thursday, May 8, 2008 (the "Annual Meeting"), for the purposes set forth in the foregoing notice and agenda.

Each share entitles the holder thereof to one vote on each matter submitted to a vote at the Annual Meeting. All shares represented by proxies duly executed and received by us within the time indicated on the enclosed proxy (the "Voter Deadline") will be voted at the Annual Meeting in accordance with the terms of the proxies. If no choice is indicated on the proxy, the proxyholders will vote for the election of Messrs. Neale, Jennett and McVay and Ms. Williams and for all proposals described in this proxy statement. If any other business is properly brought before the Annual Meeting under our Articles of Association or Dutch law, the proxies will be voted in accordance with the best judgment of the proxyholders. In general, only those items appearing on the agenda can be voted on at the Annual Meeting.

A shareholder may revoke a proxy by submitting a document revoking it prior to the Voter Deadline, by submitting a duly executed proxy bearing a later date prior to the Voter Deadline or by attending the Annual Meeting and voting in person (with regard to which the requirements below apply).

Only holders of record of the 97,065,856 registered shares of our share capital, par value EUR 0.01 (the "common shares" or "shares"), issued at the close of business on April 2, 2008 are entitled to notice of and to vote at the Annual Meeting. Shareholders must give notice in writing to the Management Board of their intention to attend the Annual Meeting prior to May 1, 2008. Admittance of shareholders and acceptance of written voting proxies shall be governed by Dutch law.

Although there is no quorum requirement under Dutch law, abstentions, directions to withhold authority to vote for a Supervisory Director nominee and "broker non-votes" (where a named entity holding shares for a beneficial owner has not received voting instructions from the beneficial owner with respect to a particular matter and such named entity does not possess or choose to exercise its discretionary authority with respect thereto) will be considered present at the meeting but will not be counted to determine the total number of votes cast.

We will bear the cost of soliciting proxies on the accompanying proxy card. Some of our directors, officers and regular employees may solicit proxies in person or by mail, telephone or fax, but will not receive any additional compensation for their services. We may reimburse brokers and others for their reasonable expenses in forwarding proxy solicitation material to the beneficial owners of our shares. We have also retained The Proxy Advisory Group, LLC, to assist in the solicitation of proxies and provide related advice and informational support for a services fee and the reimbursement of customary disbursements. Such fee and disbursements are not expected to exceed $9,000 in the aggregate.

Shareholders and interested persons may communicate with the Supervisory Board or one or more directors by sending a letter addressed to the Supervisory Board or to any one or more directors in care of David A. Delman, Secretary, Chicago Bridge & Iron Company N.V., Oostduinlaan 75, 2596 JJ The Hague, The Netherlands, in an envelope clearly marked "Shareholder Communication." Mr. Delman's office will forward such correspondence unopened to Gary L. Neale, or to another independent director, unless the envelope specifies that it should be delivered to another director.

CORPORATE GOVERNANCE

Certain Transactions

Director Independence

The Supervisory Board believes that there should be a significant majority of independent directors on the Supervisory Board, and generally no more than one director who is also an employee. An independent director means a member of the Supervisory Board who, in conformity with New York Stock Exchange listing standards and the criteria set forth in Exhibit A ("Exhibit A") to our Corporate Governance Guidelines (which comply with and in some cases are stricter than the New York Stock Exchange listing standards), is independent of management and free from any relationship with the Company or otherwise that, in the opinion of the Supervisory Board, would interfere with his or her exercise of independent judgment as a director. No director qualifies as independent unless the Supervisory Board affirmatively determines that the director has no material relationship with the Company (either directly or as an officer, director, partner or significant shareholder of an organization that has a material relationship with the Company), and discloses that determination and the basis for the determination in our annual proxy statement. As stated in Exhibit A, available at www.cbi.com, a director generally will be considered independent if he or she:

- has not been employed by us within the past 5 years;
- has not been affiliated with or employed by our present or former auditor within 5 years since the end of either the affiliation or the auditing relationship;
- has not been part of an "interlocking directorate" in which one of our executive officers serves on the compensation committee of another company that concurrently employs the director within the last 5 years;
- has not had an immediate family member (other than a family member employed in a non-officer position) in one of the categories listed above within the past 5 years;
- is not a paid advisor or consultant to us and receives no financial benefit from any entity as a result of advice or consulting services provided to us by such entity;
- is not an officer, director, partner or significant shareholder of any of our significant customers or suppliers, or any other entity having a material commercial, industrial, banking, legal or accounting relationship with us; and
- is not an officer or director of a tax-exempt entity receiving more than 5% of its annual contributions from us.

However, in making the determination as to independence, the Supervisory Board will broadly consider all relevant facts and circumstances in evaluating any relationships that exist between a director and the Company. Such determinations, in individual cases, may warrant exceptions to the above general guidelines. Based on these guidelines, the Supervisory Board has determined that the following members of the Supervisory Board do not have a relationship with us, and that each of Messrs. Ballengee, Flury, Jennett, Kontny, Neale and Underwood and Ms. Williams are independent under the standards described above. Mr. Asherman, our Chief Executive Officer, is not independent. The Supervisory Board has also determined that all members of the Supervisory Board, except Mr. Asherman, are "independent" as that term is defined by the Dutch Corporate Governance Code adopted by the Dutch Corporate Governance Committee on December 9, 2003 (the "Dutch Corporate Governance Code"). As part of the independence review process, the Supervisory Board considered that Mr. Underwood was an advisor to the Supervisory Board from September 2006 until his election to the Supervisory Board in May of 2007, and in such capacity was paid $25,000 an amount equal to what he would have earned if he had been a member of the Supervisory Board during such time. Mr. Underwood is a former partner of Arthur Andersen LLP and former Director for Deloitte & Touche LLP, each of which was our former auditor. The nomination of Mr. Underwood was recommended by our Chief Financial Officer. The Supervisory Board has determined that such service and affiliation does not establish a material relationship with us.

Related Party Transactions

The Nominating Committee of the Supervisory Board is responsible for reviewing and approving all transactions that might represent a conflict or potential conflict of interest on the part of shareholders who hold more than 10% of our shares, directors, officers and employees. Each director, officer and employee must make prompt and full disclosure of all conflicts of interest to the President and CEO, the Chief Financial Officer or the General Counsel of CB&I or the non-Executive Chairman or the Chairman of the Audit Committee. A conflict of interest includes a financial interest in any contract with us or in any organization doing business with us, or the receipt of improper personal benefits or loans as a result of his or her position in the Company. On an annual basis, each Supervisory Director and executive officer is obligated to complete a Director and Officer Questionnaire which requires disclosure of any transactions with the Company in which the Supervisory Director or executive officer, or any member of his or her immediate family, has a direct or indirect material interest. These obligations are set forth in writing in our Code of Ethics and the Nominating Committee charter available through our website, www.cbi.com.

Nominations for Directors

The Nominating Committee of the Supervisory Board is responsible for screening potential members of the Supervisory Board and recommending qualified candidates to the Supervisory Board for nomination. Although the Nominating Committee has not established any specific minimum qualifications to be met by a nominee to be a member of the Supervisory Board, it assesses such factors as independence, judgment, business experience, knowledge of our core business, international background and particular skills to enable a board member to make a significant contribution to the Supervisory Board, the Company and our shareholders. Set forth in Appendix I to the Charter of the Nominating Committee ("Appendix I"), available through our website, www.cbi.com, are relevant criteria and characteristics which may be considered by the Nominating Committee in identifying nominees to be a member of the Supervisory Board, including:

- CEO, COO or running a significant division of a public company;
- knowledge of our core business, including contracting, energy, building materials (steel) and chemicals;
- knowledge of international business;
- financial, liability/equity management and human relations skills; and
- independence, as defined in the standards set forth in our Corporate Governance Guidelines.

The Nominating Committee identifies nominees by conducting its own searches primarily based on personal knowledge and recommendations of other members of the Supervisory Board and our management. Nominees are evaluated by the Committee as a whole with reference to Appendix I. The Nominating Committee does not solicit director nominees but will consider and evaluate shareholder recommendations that meet the criteria set forth in Appendix I in the same manner as it evaluates other potential nominees. Recommendations should be submitted in writing and addressed to the Chairman of the Nominating Committee, c/o David A. Delman, Secretary, Chicago Bridge & Iron Company N.V., Oostduinlaan 75, 2596 JJ The Hague, The Netherlands.

COMMITTEES OF THE SUPERVISORY BOARD

The Supervisory Board has five standing committees to assist the Supervisory Board in the execution of its responsibilities. The committees are the Audit Committee, the Nominating Committee, the Corporate Governance Committee, the Strategic Initiatives Committee and the Organization and Compensation Committee. Each committee is composed of a minimum of three members of the Supervisory Board, except the Corporate Governance Committee which consists of all non-management members of the Supervisory Board, who satisfy the independence requirements required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the rules adopted thereunder, the listing standards of the New York Stock Exchange in effect from time to time and the Dutch Corporate Governance Code. Each committee functions under a charter adopted by the Supervisory Board that can be accessed through our website, www.cbi.com, and is available in print to any shareholder who requests it.

Audit Committee

The current members of the Audit Committee are Ms. Williams (Chairman) and Messrs. Flury, Kontny, and Underwood. The Supervisory Board has determined that Ms. Williams, Chairman of the Audit Committee, is independent as defined in the Exchange Act and under the New York Stock Exchange Listed Company Manual and meets the definition of "audit committee financial expert", as such term is defined under the rules of the Securities and Exchange Commission (the "SEC"), and the definition of "financial expert" as defined by the Dutch Corporate Governance Code. The Supervisory Board has also determined that Ms. Williams and Messrs. Flury, Kontny, and Underwood possess the necessary level of financial literacy required to enable them to serve effectively as Audit Committee members. We maintain an Internal Audit Department to provide the Audit Committee and management with ongoing assessments of our system of internal controls.

The Audit Committee met seven times during 2007. Its primary duties and responsibilities include assisting the Supervisory Board in overseeing:

- the integrity of our financial statements;
- our compliance with legal and regulatory requirements;
- our independent registered public accounting firm's qualifications and independence;
- the performance of our independent registered public accounting firm and our internal audit function; and
- our system of disclosure and internal controls regarding finance, accounting, legal compliance and ethics.

The Audit Committee has adopted policies and procedures for pre-approving all audit and permissible non-audit services performed by our independent registered public accounting firm. Under these policies, the Audit Committee pre-approves the use of audit and audit-related services in connection with the approval of the independent registered public accounting firm's audit plan. All services detailed in the audit plan are considered pre-approved. The Audit Committee monitors the audit services engagement as necessary, but no less often than quarterly. It approves any changes in terms, conditions and fees resulting in changes in audit scope, Company structure or other items. Other audit services and non-audit services are pre-approved at the Audit Committee's quarterly meetings. For interim pre-approval of audit and non-audit services, requests and applications are submitted to the Chief Financial Officer, who has been so designated by the Audit Committee for this purpose. The Chief Financial Officer may approve services which are consistent with the permissible services specifically pre-approved by the Audit Committee. Where the services are not specified by the pre-approval policy, and the Chief Financial Officer approves the request or application, it is submitted to the Audit Committee Chairman, or appropriate designated member of the Audit Committee, for pre-approval. All such audit and non-audit services and fees are monitored by the Audit Committee at its quarterly meeting.

Audit Fees

For the years ended December 31, 2007 and 2006, we incurred the following fees for services rendered by our independent registered public accounting firm, Ernst & Young LLP:

Fees	2007	2006
Audit Fees(1)	$5,634,000	$4,973,989
Audit-Related Fees(2)	$ 71,500	$ 56,000
Tax Fees(3)	$ 405,000	$ 380,884
All Other Fees(4)	$ 1,500	$ —
Total	$6,112,000	$5,410,873

(1) Audit Fees consist of fees for audit of our annual financial statements; audit of our controls over financial reporting; reviews of our quarterly financial statements; statutory and regulatory audits and consents; financial accounting and reporting consultations; and other services related to SEC matters.

(2) Audit-Related Fees consist of fees for employee benefit plan audits.

(3) Tax Fees consist of fees for tax consulting services including transfer pricing documentation, tax advisory services and compliance matters.

(4) All Other Fees consist of permitted non-audit services.

All of the fees set forth in the table above were approved by the Audit Committee pursuant to its pre-approval policies and procedures described above.

The Audit Committee considered and concluded that the provision of other services was compatible with maintaining Ernst & Young LLP's independence.

The Audit Committee has established a toll-free number, (866) 235-5687, whereby interested parties may report concerns or issues regarding our accounting or auditing practices to the Audit Committee.

Report of the Audit Committee of the Supervisory Board.

The following is the report of the Audit Committee with respect to our audited financial statements for the year ended December 31, 2007.

The Supervisory Board of Directors has adopted a written charter for the Audit Committee.

We have reviewed and discussed with management the Company's audited financial statements as of and for the year ended December 31, 2007.

We have discussed with the Company's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

We have received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and have discussed with the Company's independent registered public accounting firm their independence. The Audit Committee has also reviewed the non-audit services provided by the Company's independent registered public accounting firm as described above and considered whether the provision of those services was compatible with maintaining the Company's independent registered public accounting firm's independence.

Based on the reviews and discussions referred to above, we recommended to the Supervisory Board that the audited financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission.

Members of the Audit Committee

Marsha C. Williams
(Chairman)
L. Richard Flury
Vincent L. Kontny
Michael L. Underwood

Organization and Compensation Committee

The current members of the Organization and Compensation Committee are Messrs. Kontny (Chairman), Jennett, and Neale and Ms. Williams. The Organization and Compensation Committee met four times in 2007. Its primary duties and responsibilities include the following:

- establishment of compensation philosophy, strategy and guidelines for our executive officers and senior management;
- administration of our long-term and short-term incentive plans;

- evaluation and approval of corporate goals and objectives relevant to the Chief Executive Officer's and named executive officers' compensation, evaluation of the Chief Executive Officer's and the named executive officers' performance in light of those goals and objectives and setting the Chief Executive Officer's and the named executive officers' compensation level based on this evaluation; and
- preparation of the Organization and Compensation Committee report on executive compensation to be included in the proxy statement.

Compensation of the Members of the Supervisory Board

Under our Articles of Association, any decisions on compensation of members of our Supervisory Board are made by our general meeting of shareholders. If any changes need to be made to compensation of members of our Supervisory Board, the Nominating Committee makes recommendations to the Supervisory Board on compensation for the Supervisory Directors. The Supervisory Board would then approve or modify those recommendations and propose them to the shareholders at a general meeting. In making a recommendation, the Nominating Committee receives advice and recommendations from our compensation consultants, Hewitt Associates ("Hewitt"). Hewitt evaluates our compensation practices and assists in developing our director compensation program. They review supervisory director compensation annually, however, changes to director compensation might not be made every year. Hewitt representatives are present at selected Nominating Committee meetings to discuss supervisory director compensation.

Nominating Committee

The current members of the Nominating Committee are Messrs. Ballengee (Chairman), Flury and Jennett. The Nominating Committee met four times during 2007. Its primary duties and responsibilities include the following:

- identification, review, recommendation and assessment of nominees for election as members of the Supervisory Board and the Management Board;
- recommendation to the Supervisory Board regarding size, composition, proportion of inside directors and creation of new positions of the Supervisory Board;
- recommendation of the structure and composition of, and nominees for, the standing committees of the Supervisory Board;
- recommendation of fees to be paid to non-employee Supervisory Directors; and
- review of conflicts or potential conflicts of interest to ensure compliance with our Code of Ethics and Business and Legal Compliance Policy and making recommendations to the Supervisory Board concerning the granting of waivers.

Corporate Governance Committee

The current members of the Corporate Governance Committee are Messrs. Neale (Chairman), Ballengee, Flury, Jennett, Underwood, and Kontny and Ms. Williams. The Corporate Governance Committee met four times during 2007. Its primary duties and responsibilities include the following:

- evaluation of the performance of the Supervisory Board and management;
- review of policies and practices of management in the areas of corporate governance and corporate responsibility;
- recommendation to the Supervisory Board of policies and practices regarding the operation and performance of the Supervisory Board; and
- development, review and recommendation to the Supervisory Board of a set of corporate governance guidelines.

The Corporate Governance Committee provides an opportunity for the non-management members of the Supervisory Board to meet in regularly scheduled executive sessions for open discussion without management. The

Chairman of the Corporate Governance Committee, Gary L. Neale, presides at these meetings. We have established a toll-free number, (866) 235-5687, whereby interested parties, including shareholders, may contact non-management directors. Calls to this number for non-management directors will be relayed directly to the chairman of the Audit Committee who will forward it to the appropriate member.

Strategic Initiatives Committee

The current members of the Strategic Initiatives Committee are Messrs. Ballengee (Chairman), Flury and Kontny. The Strategic Initiatives Committee met two times during 2007. Its primary duties and responsibilities include the following:

- review and approval of contracts, purchase orders, subcontracts and change orders in the ordinary course of business whose price exceeds the approval authority granted by the Supervisory Board to the Chief Executive Officer; and
- review and recommend to the Supervisory Board with respect to other matters exceeding the authority granted by the Supervisory Board to the Chief Executive Officer.

Information Regarding Meetings

The Supervisory Board held six meetings in 2007. Each of the Supervisory Directors attended at least 75% of the meetings of the Supervisory Board and of each committee of which he or she was a member. We expect that each member of the Supervisory Board will attend the Annual Meeting. Last year, each of the members of the Supervisory Board attended the Annual Meeting.

ITEM 1

ELECTION OF MEMBERS OF THE SUPERVISORY BOARD

The business and general affairs of the Company and the conduct of the business of the Company by the Management Board are supervised by the Board of Supervisory Directors (the "Supervisory Board"), the members of which are appointed by the general meeting of shareholders. Our Articles of Association provide for at least 6 and no more than 12 Supervisory Directors to serve on the Supervisory Board. The terms of three Supervisory Directors will expire at the date of the Annual Meeting. The Supervisory Board has determined to increase the number of Supervisory Directors from eight to nine. Under the law of The Netherlands, a Supervisory Director cannot be a member of the Management Board of the Company. The general meeting of shareholders held in 2007 appointed our wholly-owned subsidiary Chicago Bridge & Iron Company B.V. as the sole member of the Management Board.

Members of the Supervisory Board are elected to serve three-year terms, with approximately one-third of such members' terms expiring each year. The terms of the members of the Supervisory Board expire at the general meeting of shareholders held in the third year following their election, but supervisory directors whose terms of office expire may be re-elected. The term of office of a member of the Supervisory Board expires automatically on the date of the annual general meeting of shareholders in the year in which the director attains the age of 72; a director whose term expires for this reason may not be re-elected.

As permitted under Dutch law and our Articles of Association, the Supervisory Board is authorized to make binding nominations of two candidates for each open position on the Supervisory Board, with the candidate receiving the greater number of votes being elected. The binding nature of the Supervisory Board's nomination may be overridden by a vote of two-thirds of the votes cast at the meeting if such two-thirds vote constitutes more than one-half of the issued share capital of the Company. In that case, shareholders would be free to cast their votes for persons other than those nominated below.

Four members of the Supervisory Board are to be elected who will serve until the general meeting of shareholders in 2011. For one position, the Supervisory Board has proposed the election of Mr. Neale and Mr. Reyes. For the second position, the Supervisory Board has proposed the election of Marsha C. Williams and Mr. Stricker. For the third position, the Supervisory Board has proposed the election of Dr. Jennett and Mr. Leventry. For the fourth position, the Supervisory Board has proposed the election of Mr. McVay and Mr. Bordages.

Based on the guidelines set forth above, the Supervisory Board has determined that Messrs. McVay, Jennett and Neale and Ms. Williams do not have a material relationship with us and, if elected, would be considered as independent members of the Supervisory Board. Messrs. Bordages, Leventry, Stricker and Reyes were recommended by the Chief Executive Officer, are presently our employees and, if elected, would not be considered independent members of the Supervisory Board.

The Supervisory Board is recommending re-election of Gary L. Neale, Marsha C. Williams, and J. Charles Jennett, to the Supervisory Board, on the basis of their extensive professional knowledge and experience, particularly their knowledge of and experience with the Company and its business gained by them in connection with the outstanding services they have provided to the Company to date as Supervisory Directors. Larry D. McVay was recommended by members of the Nominating Committee for his knowledge of and experience with the oil and gas energy sector.

The Following Nominations are Made for a Three-Year Term Expiring in 2011:

First Position

First Nominee

GARY L. NEALE, 68, has served as a Supervisory Director of the Company since 1997 and is Chairman of the Corporate Governance Committee and a member of the Organization and Compensation Committee. Mr. Neale served as Chairman of the Board and Chief Executive Officer of NiSource, Inc., whose primary business is distributing electricity and gas through utility companies. Mr. Neale served as Chief Executive Officer of NiSource, Inc. from 1993 to 2005 and as Chairman of the Board to 2006. He has also served as a director of Northern Indiana Public Service Company since 1989, and as a director of Modine Manufacturing Company (heat transfer products) since 1977.

Second Nominee

LUCIANO REYES, 37, has served as Vice President and Treasurer since February 2006 and previously held positions of increasing responsibility in CB&I's Treasury Department since joining the company in 1998. Prior to joining CB&I, Mr. Reyes held financial positions with USG and with several financial institutions.

Second Position

First Nominee

MARSHA C. WILLIAMS, 57, has served as a Supervisory Director of the Company since 1997. She is Chairman of the Audit Committee and is a member of the Corporate Governance Committee and the Organization and Compensation Committee. Ms. Williams currently serves as Senior Vice President and Chief Financial Officer of Orbitz Worldwide, a position she has held since 2007. From 2002 to 2007, she served as Executive Vice President and Chief Financial Officer of Equity Office Properties Trust, a public real estate investment trust. She served as Chief Administrative Officer of Crate & Barrel from 1998 to 2002, and as Treasurer of Amoco Corporation from 1993 to 1998. Ms. Williams is a director of Selected Funds, Davis Funds and Modine Manufacturing Company, Inc.

Second Nominee

TRAVIS L. STRICKER, 37, has served as Corporate Controller and Chief Accounting Officer since June 2006. He joined CB&I in 2001 and served most recently as Assistant Controller. Previously, he held numerous finance and accounting positions with PDM and PricewaterhouseCoopers LLP.

Third Position

First Nominee

J. CHARLES JENNETT, 67, has served as a Supervisory Director of the Company since 1997. He is a member of the Supervisory Board's Nominating Committee, Organization and Compensation Committee and Corporate Governance Committee. Dr. Jennett served as President of Texas A&M International University from

1996 to 2001. Upon his retirement in 2001, he was bestowed the title of President Emeritus. From 1992 to 1996, he was Provost and Vice President of Academic Affairs at Clemson University. Dr. Jennett currently serves as a private engineering consultant.

Second Nominee

SAMUEL C. LEVENTRY, 58, has served as Vice President-Technology Services since January 2001. Prior to that, he was Vice President-Engineering from April 1997 to January 2001. Mr. Leventry has been employed by CB&I for over 37 years in various engineering positions.

Fourth Position

First Nominee

LARRY D. MCVAY, 60, has served as Managing Director of Edgewater Energy Partners, LLC since 2007. Prior to becoming Managing Director with Edgewater Energy Partners, Mr. McVay worked in various Engineering, Management and Leadership positions with British Petroleum both domestically and internationally until his retirement from British Petroleum with 38 years of service. Mr. McVay also serves as a director and audit committee member for Callon Petroleum Company and Praxair, Inc.

Second Nominee

DAVID P. BORDAGES, 57, has served as Vice President — Human Resources and Administration since 2002. Previously, he was Vice President — Human Resources at Fluor Corporation from 1989 to 2002.

THE SUPERVISORY BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF MESSRS. NEALE, JENNETT, MCVAY AND MS. WILLIAMS.

Certain information with respect to the Supervisory Directors whose terms do not expire this year is as follows:

Supervisory Directors to Continue in Office with Terms Expiring in 2010:

MICHAEL L. UNDERWOOD, 63, has served as a Supervisory Director since 2007 and is a member of the Audit Committee and the Corporate Governance Committee. Mr. Underwood worked the majority of his 35-year career in public accounting for Arthur Andersen LLP, where he was a partner. He moved to Deloitte & Touche LLP as a director in 2002, retiring in 2003. He is currently a director and Chairman of the Audit Committee of Dresser-Rand Group.

JERRY H. BALLENGEE, 70, has served as non-executive Chairman of the Supervisory Board since 2006 and as a Supervisory Director of the Company since 1997. He is Chairman of both the Nominating Committee and the Strategic Initiatives Committee and is a member of the Corporate Governance Committee. Mr. Ballengee served as Chairman of the Board of Morris Material Handling Company from 2001 to 2006. He served as President and Chief Operating Officer of Union Camp Corporation from 1994 to 1999, and as a member of the Board of Directors of that company from 1988 until 1999. Prior, he held various other executive positions.

Supervisory Directors to Continue in Office with Terms Expiring in 2009:

PHILIP K. ASHERMAN, 57, has been President and Chief Executive Officer of CB&I since 2006 and a Managing Director since 2004. He joined CB&I in 2001 and from August 2001 to February 2006 he served as our Executive Vice President and Chief Marketing Officer and from May 2001 to July 2001 served as Vice President-Strategic Sales, Eastern Hemisphere. Prior to joining CB&I, Mr. Asherman served as Senior Vice President of Fluor Global Services and held other executive positions with Fluor Daniel, Inc. operating subsidiaries, including president of its mining and minerals operating group and president of an industrial operating group. He previously held a number of regional executive positions in Europe, South America and Asia.

L. RICHARD FLURY, 60, has served as a Supervisory Director of the Company since 2003, and as a consultant to the Supervisory Board since 2002. He is a member of the Audit Committee, the Corporate Governance

Committee, the Nominating Committee and the Strategic Initiatives Committee. Previously, Mr. Flury served as Chief Executive, Gas and Power for BP plc from 1998 until his retirement in 2001. He served as Executive Vice President of Amoco, responsible for managing the Exploration and Production sector, from 1996 to 1998. Prior, he served in various other executive capacities with Amoco since 1988. Mr. Flury is also a director of Questar Corporation and Callon Petroleum Corporation.

VINCENT L. KONTNY, 70, has served as a Supervisory Director of the Company since 1997 and is Chairman of the Supervisory Board's Organization and Compensation Committee and is a member of the Audit Committee, the Corporate Governance Committee and the Strategic Initiatives Committee. Mr. Kontny is retired from Washington Group International, where he served as Chief Operating Officer from 2000 to 2001. (Washington Group International filed a petition under Chapter 11 of the U.S. Bankruptcy Code in May 2001). Mr. Kontny was President and Chief Operating Officer of Fluor Corporation from 1990 until 1994, and has been the owner and CEO of the Double Shoe Cattle Company since 1992.

COMMON STOCK OWNERSHIP BY CERTAIN PERSONS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information with respect to each person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) known to us to be the beneficial owner of more than 5% of our issued common shares (based on 97,065,856 shares outstanding as of March 20, 2008).

	Common Stock; Euro .01 par value	
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
FMR LLC and Edward C. Johnson 3d(1) 82 Devonshire Street Boston, MA 02109	14,486,770	14.92%
Neuberger Berman Inc.(2) 605 Third Ave. New York, NY 10158	6,939,696	7.15%

(1) Information derived from a Schedule 13G filed February 14, 2008 by FMR LLC reporting beneficial ownership of FMR LLC (f/k/a FMR Corp.) and Mr. Edward C. Johnson 3d, FMR LLC's Chairman, as of December 31, 2007. The shares are beneficially owned by the following direct or indirect wholly-owned subsidiaries of FMR LLC: (i) Fidelity Management & Research Company (12,812,610 shares), (ii) Pyramis Global Advisors Trust Company (1,241,160 shares), and (iii) Pyramis Global Advisors, LLC (430,000 shares); and by Fidelity International Limited (3,000 shares), an entity of which Edward C. Johnson 3d is Chairman and in which his family owns an indirect interest. FMR LLC and Mr. Edward C. Johnson 3d have sole dispositive power as to all of the shares reported, and FMR LLC has sole voting power as to 1,517,560 shares.

(2) Information derived from a Schedule 13G filed February 13, 2008 by Neuberger Berman Inc.; Neuberger Berman, Inc., the parent of Neuberger Berman, LLC, has sole voting power with respect to 2,251,680 of these shares, shared voting power with respect to 4,022,106 of these shares and shared dispositive power with respect to 6,939,696 of these shares. Neuberger Berman, LLC has shared power to make decisions whether to retain or dispose of, and in some cases the sole power to vote, the securities of many unrelated clients. Neuberger Berman, LLC does not, however, have any economic interest in the securities of those clients. With regard to the 4,022,106 shares with respect to which there is shared voting power, Neuberger Berman, LLC and Neuberger Berman Management Inc. are deemed to be beneficial owners.

Executive Officers

PHILIP K. ASHERMAN, 57, has been President and Chief Executive Officer of CB&I since 2006 and a Managing Director since 2004. He joined CB&I in 2001 and from August 2001 to February 2006 he served as our Executive Vice President and Chief Marketing Officer and from May 2001 to July 2001 served as Vice President-Strategic Sales, Eastern Hemisphere. Prior to joining CB&I, Mr. Asherman served as Senior Vice President of Fluor

Global Services and held other executive positions with Fluor Daniel, Inc. operating subsidiaries, including president of its mining and minerals operating group and president of an industrial operating group. He previously held a number of regional executive positions in Europe, South America and Asia.

BETH A. BAILEY, 56, was promoted to Executive Vice President-Chief Information Officer in 2007, previously serving as Senior Vice President-Information Technology since 2006. Ms. Bailey joined CB&I in 1972, serving in positions of increasing responsibility.

RONALD A. BALLSCHMIEDE, 52, has served as Executive Vice President and Chief Financial Officer since 2006. Prior to joining CB&I, he was a partner with Deloitte & Touche LLP since 2002. Previously, he worked for Arthur Andersen LLP from 1977 to 2002, becoming a partner in 1989.

RONALD E. BLUM, 58, has served as Executive Vice President — Global Business Development since 2006. Previously, he served as Vice President — Global LNG Sales from 2004 to 2006. Prior to that time, he held a series of positions with increasing responsibility at CB&I and PDM Engineered Construction.

JAMES E. BOLLWEG, 55, was promoted to Executive Vice President — Project Operations in 2008. Previously, he served as President, CBI Services, the Company's union subsidiary. Mr. Bollweg joined the company in 1975 and has since served in a variety of managerial positions both internationally and in the U.S.

DAVID P. BORDAGES, 57, has served as Vice President — Human Resources and Administration since 2002. Previously, he was Vice President — Human Resources at Fluor Corporation from 1989 to 2002.

DAVID A. DELMAN, 46, has served as Chief Legal Officer, General Counsel and Secretary for CB&I's Supervisory Board of Directors since 2007. Previously, he was a partner in the international law firm of Pepe & Hazard LLC, specializing in engineering and construction industry issues. From 1992 to 2000, Mr. Delman worked for Fluor Corporation, serving as associate general counsel from 1996.

DANIEL M. McCARTHY, 56, has served as Executive Vice President — Lummus Technology since 2007 when he joined CB&I as part of the Lummus acquisition. Prior to that, he was an Executive Vice President of Lummus. He has held various management positions within the technology businesses of Lummus since its inception in 1987, assuming senior management responsibility for the business in 2004 and for the Lummus Houston EPC Execution Center in 2006.

EDGAR C. RAY, 47, has served as Executive Vice President-Corporate Planning since 2007. He joined CB&I in 2003, serving as Senior Vice President-Global Marketing until 2007. Prior to joining CB&I, Mr. Ray was Executive Director of Strategy and Marketing for Fluor Corporation.

JOHN W. REDMON, 59, has served as Executive Vice President — Operations since 2006. Previously, he led CB&I's Risk Management group overseeing CB&I's Project Controls, Procurement, Estimating, and Health, Safety and Environment groups. He served as Executive Vice President of BE&K, Inc. from 1998 to 2006 and Chief Operating Officer of that company from 1999 to 2006. Mr. Redmon began working for Brown & Root, Inc. in 1968 where he served in various positions of increasing responsibility, culminating in the position of Executive Vice President and Chief Operating Officer.

Security Ownership of Our Management

The following table sets forth certain information regarding common shares beneficially owned on March 19, 2008 by each Supervisory Director and each nominee to be a Supervisory Director, current named executive officers and by all directors and executive officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Shares Owned
Philip K. Asherman	257,967	*
Beth A. Bailey	72,637	*
Jerry H. Ballengee	75,803	*
Ronald A. Ballschmiede	71,342	*
Ronald E. Blum	50,281	*
James E. Bollweg	59,128	*
David P. Bordages	75,541	*
David A. Delman	12,423	*
L. Richard Flury	28,126	*
J. Charles Jennett	51,800	*
Vincent L. Kontny	26,000	*
Samuel C. Leventry	11,741	*
Larry D. McVay	—	*
Gary L. Neale	42,650	*
E. Chip Ray	23,309	*
John W. Redmon	57,267	*
Luciano Reyes	5,893	*
Travis Stricker	8,618	*
Marsha C. Williams	41,449	*
Michael L. Underwood	4,400	*
All directors and executive officers as a group (15) in number)	976,375	0.95%

* Beneficially owns less than one percent of our outstanding common shares.

(1) Shares deemed beneficially owned include (i) shares held by immediate family members, (ii) shares that can be acquired through stock options exercised through May 8, 2008, and (iii) shares subject to a vesting schedule, forfeiture risk and other restriction, including restricted share units for which the participant has voting rights on the underlying shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our Supervisory Directors, executive officers and persons who own more than 10% of our common shares to file initial reports of ownership and reports of changes in ownership of common shares (Forms 3, 4 and 5) with the SEC and the New York Stock Exchange. All such persons are required by SEC regulation to furnish us with copies of all such forms that they file.

To our knowledge, based solely on our review of the copies of such reports received by us and on written representations by certain reporting persons that no reports on Form 5 were required, we believe that during the year ended December 31, 2007, our Supervisory Directors, executive officers and 10% shareholders complied with all Section 16(a) requirements applicable to them.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") is provided to assist our shareholders in understanding the compensation awarded, earned by, or paid to, the Company's named executive officers during 2007. In addition, the CD&A is intended to put into perspective for our shareholders the compensation tables on pages 23 through 28 and the narrative information that accompanies them.

The first part of this discussion describes the primary objectives of our compensation programs and what they are designed to reward. Following that, we describe the key elements of our compensation and why we have selected those elements of compensation. Finally, we describe how we determine the form and amount of each compensation element to meet our compensation objectives and support our business strategy.

Compensation Objectives, Process and Peer Group

Objectives. We are committed to increasing shareholder value by profitably growing our business in the global marketplace. Our compensation policies and practices are intended to support this commitment by attracting and retaining employees who can manage this growth and rewarding them for profitably growing the Company and achieving the Company's other short and long-term business objectives. We especially want to focus our executive officers (and the others in our management team) on improved financial performance.

We must compete with a wide variety of construction, engineering, heavy industrial and related firms in order to engage, develop and retain a pool of talented employees, who are in increasingly short supply given current overall growth in our industry. To meet this competition, we compensate our executive officers at competitive pay levels while emphasizing performance-based compensation. Our specific objectives are to have:

- Programs that will attract new talent and retain key people at reasonable cost to us;
- A significant focus on pay for performance;
- Equity compensation and ownership requirements for top managers to motivate value creation for all shareholders;
- Incentives that emphasize our business strategy of high growth and strong execution; and
- Compensation arrangements that can be easily understood by our employees and shareholders.

Setting Our Executive Compensation. The decisions on compensation for our executive officers are made by the Organization & Compensation Committee ("O&C Committee") of our Supervisory Board. Our management makes recommendations to the O&C Committee on compensation for executive officers — base salary, target bonus, and the metrics and targets of long-term equity awards. These include recommendations by our CEO on the compensation of his direct reports (generally the named executive officers). The O&C Committee considers these recommendations in executive session and can approve or modify those recommendations. The O&C Committee then determines the compensation for our CEO and the named executive officers. As part of this process, the O&C Committee regularly receives advice and recommendations from a compensation consulting firm, Hewitt, whose services the Committee retains directly.

At the O&C Committee's request Hewitt evaluates our compensation practices and assists in developing and implementing our executive compensation program and philosophy. Hewitt reviews our total comensation pay levels and design practices regularly and offers their comments on our comparator companies, benchmarks and how our compensation programs are actually succeeding in meeting our objectives. Hewitt representatives are present at selected O & C Committee meetings, including executive sessions, to discuss executive compensation matters. Hewitt makes recommendations to the O & C Committee at its request, independently of management, on executive compensation generally and on the individual compensation of executive officers.

The O&C Committee normally determines base salary and annual bonus target for executive officers annually at its regularly scheduled December meeting, to go into effect the following January 1. The O&C Committee normally determines annual bonus amounts earned for the previous year and long-term equity awards and relevant performance expectations for the current year for executive officers annually at its regularly scheduled February meeting. The O&C Committee may set salary and grant bonus and equity awards for executive officers at other times to reflect promotions and new hires.

Our Targets and Benchmarks. We set each of base salary, annual bonus target and long-term incentives separately in light of our evaluation of the competitive situation, the executive officer's performance and experience, and the levels of those compensation elements at a peer group of companies. That process determines the mix of base salary, annual bonus and long-term incentives for each of our executives. It also determines the mix of cash and stock compensation, since we regularly pay base compensation and annual bonus in cash, and we regularly pay long-term incentives in stock, to align our executives' interests with those of our shareholders. We then tally the resulting total compensation (including benefits) to confirm that it is appropriate for the position or make adjustments accordingly.

Our policy is to target executive officers' base salary and annual bonus to be at about the size-adjusted median (50th percentile) level of our comparator companies (described just below). Because of our focus on equity-based compensation to align our executive officers' interests with those of our shareholders, our general policy is to target long-term incentive compensation at about the 60th percentile of our comparator companies.

We also review our benefit package, and consider the practices of comparable companies for specific types of benefits. Data provided by Hewitt indicates that the nature and value of the benefits we provide are competitive with those offered by our comparator companies and in some instances moderately above those offered within our industry.

Our Comparator Companies. We compare our compensation practices for our senior management, including the executive officers named in the Summary Compensation Table ("named executive officers" or "NEOs"), to other public companies that have national and international business operations by using competitive market data provided by Hewitt. A majority of these companies are our direct competitors in the engineering, procurement and construction field. Some others of these companies are similar-size manufacturing and service companies operating in the same geographic areas and competing for management employees in the same areas of expertise as we do. At companies larger than our own, we look at the compensation provided to officers in charge of divisions or operations similar in size and business to us. Hewitt's competitive market data for the comparator companies is subject to a regression analysis that adjusts that data to the size of our Company and the financial scope of our executives' responsibilities.

The O&C Committee reviews and approves the selection of comparator companies based on their size, business, and presence in our geographic area. The list of comparator companies that we use may change from year to year based on Hewitt's recommendations and our O&C Committee's evaluation of those factors. For 2007, we used the following comparator companies:

BJ Services Co.
Cameron International Corp.
Cooper Industries Ltd.
Donalson Co. Inc.
Emcor Group Inc.
Flowserve Corp.
Fluor Corp.
FMC Technologies Inc.
Foster Wheeler Ltd.
Granite Construction Inc.
Jacobs Engineering Group
KBR Inc.
Kennametal Inc.
Martin Marietta Materials
McDermott Intl Inc.
Noble Energy Inc.
Perini Corp.
Peter Kiewit
Quanta Services Inc.
Shaw Group Inc.
Stanley Works
Texas Industries Inc.
URS Corp.
USG Corp.
Vulcan Materials Co.
Washington Group Intl Inc.
Worthington Industries

Elements of Our Compensation

The four key elements of our executive officers' compensation are:

- Base salary
- Annual bonus
- Long-term incentive compensation
- Benefits

This section describes the general features of each of these elements. We cover later in this CD&A why we provide each element of compensation and the form we pay it in and how we determine the amount we pay.

Base Salary

Base salaries provide an underlying level of compensation security to executives and allow us to attract competent executive talent and maintain a stable management team. Base salaries reflect the executive's position and role, with some variation for individual factors such as experience and performance. Base salary increases allow executives to be rewarded for individual performance and increased experience based on our evaluation process (described later). Base salary increases for individual performance also reward executives for achieving goals that may not be immediately evident in common financial measurements.

Annual Bonus

Performance-Based Annual Bonus. Bonuses give our executives an increased cash compensation opportunity. They reward our executives for meeting target short-term (annual) personal performance metrics and corporate goals. Executive officers' bonus opportunity recognizes their senior-level responsibilities and duties and the competitive environment in which we must recruit and retain our senior management.

Our Incentive Compensation Plan (the "Bonus Plan") sets the terms for awarding bonuses to our executive officers (and other management employees). We revised our Bonus Plan in 2005 and our shareholders approved the amended Bonus Plan at our 2005 annual meeting. Our performance-based annual bonus amounts depend on the Company's performance against predetermined target objectives, which are discussed below. We set these targets annually at the regularly scheduled February meeting of our O&C Committee. We describe in more detail below the applicable performance measures and goals for fiscal year awards and why these performance measures and goals are chosen. Bonuses can be earned for each year and are payable after the end of the year.

Fixed or Discretionary Bonus. In addition to performance-based bonuses, we can pay fixed or discretionary bonuses and we may on occasion pay pre-established minimum bonuses. We do this when we need to compensate newly-hired executive officers for forfeiture of bonuses (or other awards) from their prior employer when they join the Company, or to provide a minimum bonus for an executive officer's first year of employment before his or her efforts (which are what we want to reward) are fully reflected in Company performance, or in some circumstances to encourage retention.

Long-Term Incentive Compensation

Because of our focus on pay for performance, various forms of other incentive compensation are major elements of pay for our executive officers.

Long-Term Incentive Plan. We grant equity awards for our senior managers (including our executive officers) under our 1999 Long-Term Incentive Plan (our "LTIP"). We revised our 1999 Long-Term Incentive Plan in 2005 and our shareholders approved the amended plan at our 2005 annual meeting on May 13, 2005. (We also have a substantially identical 1997 Long-Term Incentive Plan.) The LTIP allows us to award long-term compensation in the form of:

- Non-qualified options to purchase shares of Company common stock
- Qualified "incentive stock options" to purchase shares of Company common stock.

• Restricted stock shares

• Restricted stock units

• Performance shares paying out a variable number of shares depending on goal achievement

• Performance units which involve cash payments based on either the value of the shares or appreciation in the price of the shares upon achievement of specific goals

We cover later in this CD&A how competitive recruiting conditions and the business cycle affect which form of award is granted and the amount of the award.

Options — General. Stock options represent the opportunity to purchase shares of our stock at a fixed price at a future date. Our LTIP requires that the per-share exercise price of our options not be less than the fair market value of a share on the date of grant. (See the discussion on page 21 below regarding how we determine fair market value.) This means that our stock options have value for our executives only if the stock price appreciates from the date the options are granted. This design focuses our executives on increasing the value of our stock over the long term, consistent with shareholders' interests.

Although our LTIP allows us to grant "incentive" stock options, all the options we have granted have been nonqualified options.

Retention Options. In order to give our senior managers (including our executive officers) an incentive to retain vested shares from prior restricted stock or performance share grants, we grant nonqualified stock options ("retention options") upon the vesting of performance shares or restricted stock. The retention options become vested and exercisable on the seventh anniversary of date of grant. However, this vesting and exercisability is accelerated to the third anniversary of date of grant if the individual still retains ownership of the shares that vested (apart from shares withheld for taxes or interfamily financial planning transfers) in connection with the related performance share or restricted stock award.

Retention options cover 40% of the number of shares that vest under such grants. This percentage is intended to make the retention option grant significant enough to motivate the retention of the underlying restricted stock or performance shares. It also approximates the percentage of restricted stock or performance shares that are withheld on vesting to pay income taxes.

Performance Shares. Performance shares are an award of a variable number of shares. The number of performance shares actually earned and issued to the individual depends on Company performance in meeting prescribed goals over a defined period. This means that performance shares are issued and the award has value only to the extent the performance goals are achieved. Performance goals serve the same objectives of creating long-term shareholder value as is the case with stock options, with an additional focus on specific financial performance metrics, usually stated as target earnings per share. In addition, performance shares may be less dilutive of shareholder interests than options of equivalent economic value. We do not pay dividend equivalents on performance shares except during the period, if any, after the shares have been earned by performance but before they are actually issued.

Although the LTIP allows us to grant performance units payable in cash, we have not done so. We believe that payment of performance shares (and indeed all of our long-term incentive compensation) in stock is desirable to give our senior managers (including our executive officers) a continued alignment with the interests of our shareholders generally.

Restricted Stock. Restricted stock represents the right of the participant to vest in shares of stock upon lapse of restrictions. Restricted stock awards are subject to forfeiture during the period of restriction. Depending on the terms of the award, restricted stock may vest over a period of time subject only to the condition that the executive remains an employee ("time vesting"), or may be subject to additional conditions, such as the Company meeting target performance goals ("performance vesting"), or both.

Restricted stock is an incentive for retention and performance of both newly hired and continuing executive officers and other key managers. Unlike options, restricted stock retains some value even if the price declines. This means restricted stock gives less of an incentive to increase the value of our stock than options do. Because restricted stock is based on and payable in stock, it serves, like options, to reinforce the alignment of interest between our executives and our shareholders. In addition, because restricted stock has a real, current value that is forfeited if an executive quits, it provides a significant retention incentive.

Under our LTIP, restricted stock can be either actual shares of stock issued to the participant, subject to transfer restrictions and the possibility of forfeiture until vested ("restricted stock shares"), or it can be a Company promise to transfer the fully vested stock in the future if and when the restrictions lapse ("restricted stock units"). Because of technical tax issues related to the ability to obtain a credit against the Netherlands dividends withholding tax on issued but unvested shares, we usually grant restricted stock in the form of restricted stock units.

During the restriction period, participants are normally paid cash amounts ("dividend equivalents") corresponding to the time and amount of actual dividends paid on outstanding shares of common stock.

Benefits

In general, we cover executive officers under the benefit programs described below to provide them with the opportunity to save for retirement and to provide a safety net of protection against the loss of income or increase in expense that can result from termination of employment, illness, disability, or death. Apart from change-of-control arrangements, the benefits we offer to our executive officers are generally the same as those we offer to our salaried employees, with some variation based on industry practices and to replacement of benefits that are limited by regulation.

Retirement Benefits

401(k) Plan. We maintain the Chicago Bridge & Iron Savings Plan (the "401(k) Plan"), a tax qualified defined contribution plan, for eligible employees, including but not limited to our executive officers. The plan offers a voluntary pretax salary deferral feature under Section 401(k) of the Internal Revenue Code (the "Code"); a dollar-for-dollar Company matching contribution up to 3% of a participating employee's considered earnings; a basic additional Company contribution of 5% of each participating employee's considered earnings; and an additional discretionary Company savings plan contribution. The plan allocates Company contributions to participants' accounts according to the 401(k) Plan formulas. Participants can invest their accounts in any of a selection of mutual funds, plus a Company stock fund, offered under the Plan.

Excess and Deferred Compensation Plans. The Code limits tax-advantaged benefits for highly compensated employees (a category that includes all of our executive officers) under the 401(k) Plan in several ways: nondiscrimination rules that restrict their deferrals and matching contributions based on the average deferrals and matching contributions of non-highly compensated employees; limits on the total dollar amount of additional contributions for any employee; limits on the total annual amount of elective deferrals; and a limit on the considered earnings used to determine benefits under the 401(k) Plan.

We adopted the Chicago Bridge & Iron Company Excess Benefit Plan (the "Excess Plan") to provide retirement benefits for our senior managers (including our executive officers) on the same basis, in proportion to pay, as we provide retirement benefits to all our salaried employees generally. Therefore, we contribute to the Excess Plan the difference between the amount that would have been contributed by the Company to the participants' 401(k) Plan accounts but for the Code limitations, and the contributions by the Company actually made to their 401(k) Plan accounts. We make contributions for the Excess Plan to a so-called "rabbi" trust, with an independent trustee. Earnings on these contributions are determined by participants' designation of investment funds from the same group of funds (other than the Company stock fund) that is available under the 401(k) Plan. We fund the rabbi trust currently to ensure that funds will be available to meet the Company's obligations, to facilitate the administration of participants' investment selections, and to hedge our exposure to increases in our obligations resulting from participants' investment selections.

In addition to the Excess Plan we have a Chicago Bridge & Iron Deferred Compensation Plan (the "Deferred Compensation Plan"). This allows our senior managers (including our executive officers) to defer part of their salary and part or all of their bonus. These deferrals are paid upon retirement or other termination of employment or other scheduled events as elected by the participant. These deferrals are also held in a "rabbi" trust (the "Rabbi Trust").

Earnings on these deferrals are determined by participants' designation of investment funds from the same group of funds (other than the Company stock fund) that are available under the 401(k) Plan and the Excess Plan.

We do not have any defined benefit or actuarial arrangements for our executive officers or any other U.S. salaried employees.

Severance and Change-Of-Control Benefits.

We have change-of-control severance agreements with certain of our named executive officers and other executive officers. These agreements are intended to assure the retention and performance of executives if a change of control of the Company is pending or threatened. These agreements are designed to reduce the distraction of our executive officers that might otherwise arise from the personal uncertainties caused by a change of control, to encourage the executive's full attention and dedication to the Company, and to provide the executive with compensation and benefits following a change of control that are consistent with general industry best practices. We describe these agreements in more detail beginning on page 29. Here are some of their key features:

These agreements provide some benefits solely upon a change of control and other benefits only when there is both a change of control and a specified type of termination of employment within three years after the change. Upon a change of control, the executive will be entitled to preservation of salary, bonus, retirement, welfare and fringe benefits for a three-year period at levels not less than those in effect before the change of control. Also, the executive will generally be entitled to receive a payment of minimum pro-rata target bonus, immediate vesting of unvested stock options, performance shares, and restricted stock, and an immediate lump sum cash payment of the value of all performance units as if target performance goals were achieved. These benefits assure executives of minimum compensation if they remain employees after a change in control, and also reflect the fact that pre-change performance metrics and targets for equity vesting may no longer be appropriate or meaningful after a change in control.

Upon the executive's termination of employment by the Company without "cause", or by the executive with "good reason" within three years following a change of control, these agreements entitle the executive to a lump sum payment of three times the sum of his annual base salary plus target bonus. The executive will also be entitled to a continuation of medical and other benefits for a three-year period after termination of employment, payment of certain deferred compensation (to the extent not paid upon the change of control), vesting and payment of unvested plan benefits, and Company-provided outplacement services. The agreements also provide that the Company will pay an amount necessary to reimburse each employee, on an after-tax basis, for any excise tax due under Section 4999 of the Code as a result of such payment being treated as a "parachute payment" under Section 280G of the Code.

The agreements generally define a "change of control" as:

- The acquisition by any person or group of 25% or more of the beneficial interest in the equity of the Company;
- Failure of the current Supervisory Board (and members nominated by at least 75% of the then-current Supervisory Board members) to comprise at least 50% of the Supervisory Board;
- Supervisory Board or shareholder approval of a merger or reorganization or consolidation resulting in less than 75% continuing ownership by the pre-merger shareholders; or
- Supervisory Board or shareholder approval of a transaction by which the parent Company disposes of its operating companies.

We use a 25% threshold to define a change of control because in a Company like ours where stock ownership is fairly widely distributed, a single person (or group) owning 25% of the stock can exercise in practice a disproportionate control over its management and policies.

Depending on the circumstances we also sometimes enter into specific separation agreements with executive officers (or others) who leave the Company. Separation payments for our named executive officers who left the Company in 2006 are described in connection with the schedule of termination payments on pages 32 to 34.

Employee Stock Purchase Plan.

The Company's predecessor historically maintained an employee stock purchase plan intended to qualify under Section 423 of the Code. The Company adopted a successor employee stock purchase plan (the "Stock Purchase Plan") just after its initial public offering in 1997 to give our employees the opportunity to buy Company stock in a tax-effective manner and thus to help align their interests with those of our shareholders generally. Under the Stock Purchase Plan, employees, including executive officers, electing to participate are granted an option to purchase shares on a specified future date. The purchase price is 85% of the fair market value of such shares on the date of purchase. During specified periods preceding the purchase date, each participating employee can designate up to 8% of after-tax pay (up to a limit of $25,000 per calendar year) to be withheld and used to purchase as many shares as such funds allow at the discounted purchase price.

Other Benefits.

Our executive officers receive other benefits that we provide to our salaried employees generally. These are:

- Medical benefits (including post-retirement medical benefits for employees who retire);
- Group term life insurance; and
- Short-term and long-term disability protection.

We also provide miscellaneous personal benefits to certain executive officers. These include:

- Leased automobiles, which facilitate our executive officers' travel on company business;
- Country club dues, where the club enhances our executive officers' opportunities to meet and network with prospective customers and other business leaders;
- Annual physical examinations, to help keep our executive officers and their spouses healthy;
- Tax and estate planning services, so that our executive officers get the most after-tax value from their compensation and can effectively plan for retirement; and
- Travel and temporary housing expenses for executives while they relocate to Texas.

In addition, we have given Messrs. Asherman, Ballschmiede and Bordages an additional five years of service credit toward early retirement eligibility (which is generally attaining age 55 with 10 years of service). Termination of employment by "retirement" entitles our officers, including our executive officers, to post-retirement medical benefits under our current plan and, subject to the schedule set forth in the particular award and/or approval of the O&C Committee, to vesting in time-vested equity awards plus an extended time to exercise stock options. Messrs. Asherman, Ballschmiede and Bordages joined us relatively late in their careers. This means that they lost potential retirement benefits for which they might have become eligible from their prior employers, but might not have 10 years of service with the Company at the time they or the Company might want to terminate their employment. The additional service credit is intended to place them in the approximately the same position for retirement benefit eligibility as peer executive officers of the same general age.

DETERMINING THE FORM AND AMOUNT OF COMPENSATION ELEMENTS TO MEET OUR COMPENSATION OBJECTIVES

Setting Base Salaries

We target base salaries for our senior managers, including our executive officers, at the median of salaries for comparable officer positions at comparator companies. The O&C Committee sets the salaries of our executive officers above or below that target based on differences in individual performance, experience and knowledge, and our comparison of the responsibilities and importance of the position with us to the responsibilities and importance of similar positions at comparator companies. We also consider internal equity within our Company and, when reviewing salary of current officers, their current compensation from the Company.

In evaluating performance, we consider the executive's efforts in promoting our values including for example safety; continuing educational and management training; improving quality; developing strong relationships with clients, suppliers, and employees; and demonstrating leadership abilities among coworkers, among other goals.

Setting Bonuses

Annual Incentive Bonuses. For executive officers, the performance targets or measures for annual incentive bonuses are usually set and communicated to the executives in February of each year, based on our annual operating plan, after discussion and analysis of the business plans within our principal operating subsidiaries. Payment of bonuses is based on attaining specific corporate-wide financial and/or non-financial goals approved by the O&C Committee. For 2007, for named executive officers, a target bonus amount was established for each executive as a percentage of his base salary. For Mr. Asherman, this amount was 90% of base salary. This target is determined after consideration of target bonuses among our comparator companies so as to be at about the median (50th percentile) level. A percentage ranging from 20% (threshold or minimum) through 150% (target) to 200% (maximum) of this amount (with interpolation) is payable based on the Company's attainment of threshold (minimum), target, or maximum results on the financial performance measure selected by the O&C Committee. For 2007, the performance measure for all our executive officers was earnings per share (after tax, on a fully diluted basis), with goals of $0.70 per share for threshold performance, $1.40 for target performance, and $1.75 for maximum performance. These targets for 2007 were achieved at a level of $1.71 per share.

Discretion. Our O&C Committee may reduce, but not increase, bonuses notwithstanding the achievement of specific performance targets. It exercised this discretion for 2007 bonuses when approving payments in February, 2008. In deciding whether or not to reduce bonuses and in what amount, the O&C Committee considers the Company's performance in backlog, free cash flow, ethics, and safety, the relation of executive officer bonuses to bonuses for our management employees generally, and our executive officers' individual performance in light of individual goals and objectives.

Setting Long-Term Incentive Awards

Our Objectives. In keeping with our commitment to provide a total compensation package that favors equity components of pay, long-term incentives traditionally have comprised a significant portion of an executive's total compensation package. Our objective is to provide executives with long-term incentive award opportunities that are at about the 60th percentile of our comparator companies, with the actual realization of the opportunity dependent on the degree of achieving the financial performance or other conditions of the award and the creation of long-term value for shareholders.

Our Procedures. We generally make our long-term incentive awards at the regularly scheduled meeting of our O&C Committee in February of each year. By this time, we normally have our results for the last year and our annual operating plan for the current year and we are able to set targets and goals for the current year for any performance based-awards we may grant. Making our long-term incentive awards early in the year lets our executives know what the criteria are for any performance-based long-term incentive awards so they can keep those goals in mind going forward.

Selecting the Type of Award(s). Until 2003, our primary long-term incentives were nonqualified stock option grants. In 2003, we began to reconsider the equity compensation policies in light of the pending changes in accounting principles for options and the dilutive effect of option grants. We began to transition from stock option grants to performance share grants and restricted stock units. The transition to full value shares is intended to maintain our emphasis on creating long-term shareholder value, reduce shareholder dilution, effectively manage the financial cost of equity incentives, provide targeted performance incentives (through performance shares) in lieu of the specific incentive to increase share value provided by options, and provide appropriate retention incentives (in the case of restricted stock). The actual choice among options, performance shares and restricted stock depends on business conditions and the competitive market for executive talent. These are subject to change from year to year, and consequently so is the form of our long-term equity awards.

In 2007 long-term incentive grants therefore took the form of restricted stock grants vesting 25% per year over a four-year period and performance shares vesting 33⅓% per year over a three-year period provided performance targets are met. This was structured to provide a strong retention incentive while giving management both downside risk and upside potential respecting their awards. The performance share targets are based on earnings per share goals taken directly from our corporate business plan. We expect these goals to be achieved. For performance shares granted in 2005 and 2007 (none were granted in 2006), earnings per share goals for 2007 were achieved at the maximum level.

Determining the Amount of Award(s). When awarding long-term incentives, we consider each executive officer's levels of responsibility, prior experience, historical award data, various performance criteria and compensation practices at our comparator companies. Applying these factors to our benchmark gives us a target dollar value for executive officer long-term incentive awards. These awards are recommended and approved in the form of this target dollar value. Upon approval of this value and the vehicle for the award by our O&C Committee, this dollar value is converted into a number of shares (or options, depending on the form of the award) based on the closing price of the Company's stock on the date of the O&C Committee meeting which approves the award. This conversion is made through a pricing model developed and applied in consultation with Hewitt. It gives us a number of shares (or options), subject to rounding, that makes the fair market value of the award equal to the approved dollar amount.

The pricing model we use for this conversion is a Black-Scholes model for stock options, or similar pricing model for other types of awards. The model and the assumptions for the model may differ from those used to determine the value of the award for financial reporting purposes (which is the value reported in the tables on pages 23 through 28 and in our financial statements). For our grants of restricted stock on February 22, 2007, taking into account the advice of our compensation consultants, we applied an economic value of $27.55/share to convert the dollar amount of the pro forma awards to stock. This was derived by discounting the grant date closing price of $30.48/share to reflect the risk of forfeiture. For our grants of performance shares on February 22, 2007, taking into account the advice of our compensation consultants, we applied an economic value of $24.63/share to convert the dollar amount of the pro forma awards to stock. The specific grants for our named executive officers are shown in the Grants of Plan-Based Awards Table, giving the value in dollars without considering the risk of forfeiture and the number of shares.

Determining Option Timing and Exercise Price. As discussed above, our LTIP requires that the exercise price for any option must be at least equal to 100% of the fair market value of a share on the date the option is granted. It specifies that the date an option is granted is the day on which the O&C Committee acts to award a specific number of shares to a participant at a specific exercise price. In addition, the LTIP stipulates that fair market value is the closing sale price of shares of Company common stock on the principal securities exchange on which they are traded. We follow these requirements in setting the exercise price, which is therefore the grant date closing price.

In the case of retention options, the exercise price was set automatically at the fair market value (closing price) of the stock on the date the retention option is automatically granted, which is the date that the related restricted stock or performance shares vest, which in turn is normally an anniversary of the date the restricted stock was originally granted or the performance shares were earned.

Other Matters

Adjustment or Recovery of Payments. We adopted a formal policy for recovering, at the direction of the O&C Committee in its sole discretion, all or any portion of incentive payments (or in the case of a stock award, the value realized by sale of the stock) that are negatively affected by any restatement of the Company's financial statements as a result of misconduct or fraud. For this purpose, misconduct or fraud includes any circumstance where the forfeiture of an award is required by law, and any other circumstance where the O&C Committee determines in its sole discretion that the individual (i) personally and knowingly engaged in practices that materially contributed to material noncompliance with any financial reporting requirement, or (ii) had knowledge of such material noncompliance or the circumstances giving rise to such noncompliance and failed to take reasonable steps to bring it to the attention of the appropriate individuals within the Company. Requirements of law include Section 304 of the Sarbanes-Oxley Act, under which, if the Company's financials must be restated as a result of misconduct, then our CEO and CFO must repay bonuses, incentive-based compensation, equity based compensation, and stock sale profits if received during the 12-month period following the initial filing of the financial statements that required restatement.

Tax, Accounting and Regulatory Considerations. We take tax, accounting, and regulatory requirements into consideration in choosing the particular elements of our compensation and in the procedures we use to set and pay those elements. As discussed above in connection with setting the type of long-term incentive awards, the financial statement presentation of options compared to other equity awards played a part in our selection of long-term equity compensation vehicles.

We want to pay compensation in the most tax-effective manner reasonably possible and therefore also take tax considerations into account. As discussed above under "Elements of our Compensation," our decision to provide restricted stock in the form of restricted stock units rather than restricted stock shares is based on the interplay between Netherlands' taxes and applicable tax credits.

We also consider the requirements of Sections 162(m) and 409A of the Code. Section 162(m) provides that payments of compensation in excess of $1,000,000 annually to a covered employee (the CEO and each of the three-highest paid executive officers other than the CFO) will not be deductible for purposes of U.S. corporate income taxes unless it is "performance based" compensation and is paid pursuant to a plan and procedures meeting certain requirements of the Code. Our Bonus Plan and LTIP are designed in a form so that eligible payments under those plans can qualify as deductible performance-based compensation. Since we want to promote, recognize and reward performance which increases shareholder value, we rely heavily on performance-based compensation programs which will normally meet the requirements for "performance-based" compensation under Section 162(m). However, we may pay compensation that does not satisfy the requirements of Section 162(m) if we believe that it is in the best overall interests of the Company.

Section 409A provides that deferred compensation (including certain forms of equity awards) is subject to additional income tax and interest unless it is paid pursuant to a plan and procedures meeting certain requirements of the Code. Our Bonus Plan, LTIP, Deferred Compensation Plan, Excess Plan, and change of control severance agreements are being reviewed and revised to conform to these new requirements.

Stock Ownership Guidelines. In 2005, in consultation with Hewitt, we adopted stock ownership guidelines for our executive officers requiring that they hold certain amounts of our stock. They are:

CEO	Five times base salary
Executive vice presidents	Three times base salary
Vice presidents	One times base salary

Based on industry practice, there is a specified five-year period for our executives to meet the stock ownership targets, with periodic progress reporting to the O&C Committee.

COMPENSATION COMMITTEE REPORT

The Organization and Compensation Committee of the Supervisory Board has reviewed and discussed the Compensation Discussion and Analysis with management, and based on such review and discussions, the Organization and Compensation Committee recommended to the Supervisory Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Vincent L. Kontny (Chairman)
Gary L. Neale
J. Charles Jennett
Marsha Williams

EXECUTIVE OFFICER COMPENSATION

The following tables summarize the total compensation paid or earned by each of the named executive officers for the year ended December 31, 2007. We have not entered into any employment agreements with any of the named executive officers.

A description of the performance-based conditions and criteria for determining amounts payable with respect to our non-equity incentive compensation plan are contained in the CD&A.

SUMMARY COMPENSATION TABLE

2007 Summary Compensation Table

Name & Principal Position (a)	Year (b)	Salary ($) (c)	Stock Awards (1) ($) (e)	Option Awards (2) ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	All Other Compensation (3) ($) (i)	Total ($) (j)
Philip K. Asherman, President and Chief Executive Officer	2007	$720,000	$2,451,029	$292,696	$1,185,840	$190,862	$4,840,427
	2006	$551,923	$2,768,012	$ 88,960	$ 700,000	$127,993	$4,236,888
Ronald A. Ballschmiede, Executive Vice President and Chief Financial Officer	2007	$435,001	$ 614,193	$ 16,994	$ 517,650	$181,125	$1,764,963
	2006	$187,501	$ 130,242	$ —	$ 303,650	$ 70,279	$ 691,772
John W. Redmon, Executive Vice President-Operations	2007	$450,000	$ 561,721	$ 16,847	$ 324,450	$ 89,974	$1,442,992
	2006	$322,693	$ 240,000	$ 4,818	$ 313,170	$ 40,699	$ 921,780
Ronald E. Blum, Executive Vice President-Global Business Development	2007	$390,000	$ 567,610	$ 87,824	$ 348,660	$ 86,488	$1,480,582
	2006	$308,269	$ 523,299	$ 32,536	$ 200,000	$ 90,491	$1,154,595
David P. Bordages, Vice President Human Resources and Administration	2007	$292,000	$ 383,015	$ 80,860	$ 175,200	$ 69,095	$1,000,170
	2006	$275,625	$ 416,518	$ 41,842	$ 162,481	$ 53,542	$ 949,918

(1) The amounts in column (e) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 and 2006, in accordance with Statement of Financial Accounting Standards No. 123(R) ("FAS 123(R)") of equity awards pursuant to the Long-Term Incentive Plans, and thus include amounts from awards granted in and prior to 2007 and 2006. The amounts are calculated by multiplying the market price on the date of grant by the number of shares amortized over the vesting period.

(2) The amounts in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 and 2006, in accordance with FAS 123(R) of option awards pursuant to the Long-Term Incentive Plans and thus include amounts from awards granted in and prior to 2007 and 2006. Assumptions used in the calculation of this amount are included in footnote 10 to the Company's audited financial statements for the year ended December 31, 1999 included in the Company's Annual Report on

Form 10-K filed with the Securities and Exchange Commission ("SEC") on March 28, 2000; footnote 2 to the Company's audited financial statements for the year ended December 31, 2002 included in the Company's Annual Report on Form 10-K filed with the SEC on March 21, 2003; footnote 2 to the Company's audited financial statements for the year ended December 31, 2005 filed with the SEC on June 1, 2006; footnote 12 to the Company's audited financial statements for the year ended December 31, 2006 filed with the SEC on March 1, 2007; and in footnote 13 to the Company's audited financial statements for the year ended December 31, 2007, filed with the SEC on February 27, 2008.

(3) The compensation reported represents personal benefits, amounts paid to named executive officers in connection with their termination from the Company, contributions by us to our 401(k) Plan and Excess Plan, whether vested or unvested, and dividends paid on stock awards. Personal benefits consisted of company leased vehicles or allowances for vehicles, country and executive club membership fees, financial planning assistance and physicals for the executive and his spouse, all of which are valued at the actual cost charged to us. Personal benefits in excess of the greater of $25,000 or 10% of the total amount of personal benefits for such executive officer, the benefit and the cost to us were: Mr. Ballschmiede, relocation, temporary housing expenses and travel while he relocates his family to Texas, including tax gross-ups for 2007, $57,013 plus a tax gross-up of $34,032, and for 2006, $49,187 including tax gross-ups; and for Mr. Blum, for 2006, country club dues, $35,326. Mr. Asherman is a member of the Supervisory Board, but receives no additional compensation for being a member of the Supervisory Board. The amount of contributions to the 401(k) Plan and Excess Plan, respectively, whether vested or unvested, contributed with respect to compensation earned in 2007 for each named executive officer are as follows: Philip K. Asherman, $20,250, $107,550; Ronald A. Ballschmiede, $20,250, $46,238; Ronald E. Blum, $20,250, $32,850; David P. Bordages, $20,250, $20,653; and John W. Redmon, $20,250, $48,435. Such amounts for 2006 are as follows: Philip K. Asherman, $17,600, $65,554; Ronald A. Ballschmiede, $15,000, $0; John W. Redmon, $17,600, $11,643; Ronald E. Blum, $17,600, $18,485; and David P. Bordages, $17,600, $17,049.

GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units (3) (i)	All Other Option Awards: Number of Securities Under-lying Options (4) (j)	Exercise or Base Price of Option Awards ($ / Sh) (k)	Grant Date Fair Value of Stock and Option Awards (4) ($) (l)
Philip K. Asherman	2/22/07	$129,600	$648,000	$1,296,000	24,360	48,721	97,442	43,557			$3,114,198
	2/21/07								9,990	$30.51	$ 137,962
	2/28/07								9,136	$29.61	$ 121,509
Ronald A. Ballschmiede	2/22/07	$ 60,900	$304,500	$ 609,000	7,105	14,210	28,420	12,704			$ 908,292
	2/21/07								4,430	$30.51	$ 61,178
John W. Redmon	2/22/07	$ 63,000	$315,000	$ 630,000	7,968	15,936	31,872	14,247			$1,018,599
	2/21/07								929	$30.51	$ 12,829
	2/26/07								1,500	$30.64	$ 20,775
	5/30/07								845	$38.74	$ 14,678
Ronald E. Blum	2/22/07	$ 46,800	$234,000	$ 468,000	5,075	10,150	20,300	9,074			$ 648,772
	2/21/07								1,394	$30.51	$ 19,251
	2/26/07								2,000	$30.64	$ 27,700
	2/28/07								2,890	$29.61	$ 38,442
David P. Bordages	2/22/07	$ 29,200	$146,000	$ 292,000	3,045	6,090	12,180	5,445			$ 389,282
	2/21/07								1,278	$30.51	$ 17,649
	2/28/07								3,356	$29.61	$ 44,635

(1) The amounts shown in column (c) reflect the minimum payment level for awards under our Bonus Plan which is 20% of the target amount shown in column (d). The amount shown in column (e) is 200% of such target amount. These amounts are based on the individual's current salary and position.

(2) The amounts shown in column (f) reflect the minimum stock awards of performance shares under our Long-Term Incentive Plan which is 50% of the target award shown in column (g). The amount shown in column (h) is 200% of such target award. Performance shares vest 33⅓% per year based on EPS targets for the preceding year on the date that EPS is released. Performance share adjustments vest immediately based on previous years EPS.

(3) These awards are restricted stock units made under our Long-Term Incentive Plan, which vest 25% over four years on the anniversary of the grant date. Participants are paid as compensation each year an amount equal to any dividend on restricted stock units that would have been paid if the units were awarded as restricted shares of stock.

(4) All options are "retention options" made under our Long-Term Incentive Plan and were granted upon the vesting of performance shares or restricted stock in an amount equal to 40% of the number of shares that vested under such awards. Each retention option vests in seven years but may vest in three years from the date of grant if the holder has held continuously until such date shares awarded as performance shares or shares granted as restricted shares or units for which restrictions have lapsed.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1) (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Philip K. Asherman . . .	33,639		$ 7.40	2/27/13	40,080(2)	$2,422,435	5,600(5)	$ 338,464
		7,000	$ 11.56	7/01/13	38,851(3)	$2,348,154	48,721(6)	$2,944,697
		3,380	$ 14.12	2/12/14	43,557(4)	$2,632,585		
		7,000	$ 6.975	7/01/12				
		7,000	$ 13.91	7/01/14				
		1,126	$23.655	3/09/15				
		7,000	$ 22.91	7/01/15				
		9,990	$ 30.51	2/21/17				
		9,136	$ 29.61	2/28/17				
Ronald A. Ballschmiede		4,430	$ 30.51	2/21/17	33,225(3)	$2,008,119	14,210(6)	$ 858,852
					12,704(4)	$ 767,830		
John W. Redmon		1,500	$24.830	2/26/16	7,500(7)	$ 453,300		
		929	$30.510	2/21/17	6,971(3)	$ 421,327	15,936(6)	$ 963,172
		1,500	$30.640	2/26/17	6,338(8)	$ 383,069		
		845	$38.740	5/30/17	14,247(4)	$ 861,089		
Ronald E. Blum.		120	$ 6.975	7/01/12	5,000(2)	$ 302,200	1,866(5)	$ 112,781
		120	$11.565	7/01/13	10,456(3)	$ 631,961	10,150(6)	$ 613,466
		1,690	$14.120	2/12/14	9,074(4)	$ 548,433		
		120	$13.910	7/01/14				
		2,000	$21.380	2/26/15				
		562	$23.655	3/09/15				
		120	$22.910	7/01/15				
		2,000	$24.830	2/26/16				
		1,394	$30.510	2/21/17				
		2,000	$30.640	2/26/17				
		2,890	$29.610	2/28/17				
David P. Bordages	21,898		$ 7.00	2/25/12	9,585(3)	$ 579,317	1,866(5)	$ 112,781
	4,000		$13.910	7/01/14	5,445(4)	$ 329,096	6,090(6)	$ 368,080
			$ 7.40	2/27/13				
		4,000	$ 6.975	7/01/12				
		1,352	$ 14.12	2/12/14				
		4,000	$ 13.91	7/01/19				
		450	$ 13.91	7/01/14				
		4,000	$23.655	3/09/15				
		1,278	$ 22.91	7/01/15				
		3,356	$ 30.51	2/21/17				
			$ 29.61	2/28/17				

(1) All options are "retention options" that vest on the seventh anniversary of the grant of the option, but may vest on the third anniversary of the grant if the holder has held continuously until such date shares awarded as performance shares or granted as restricted shares or units for which restrictions have lapsed.

(2) Restricted stock is scheduled to vest ratably each year through 2/26/08.

(3) Restricted stock is scheduled to vest ratably each year through 2/21/10.

(4) Restricted stock is scheduled to vest ratably each year through 2/22/11.

(5) Performance shares are scheduled to vest ratably each year through 2/28/08, subject to satisfaction of performance criteria for the applicable year.

(6) Performance shares are scheduled to vest ratably each year through 2/22/10, subject to satisfaction of performance criteria for the applicable year.

(7) Restricted stock is scheduled to vest ratably each year through 2/26/09.

(8) Restricted stock is scheduled to vest ratably each year through 5/30/10.

OPTION EXERCISES AND STOCK VESTED

The following table includes certain information with respect to the options exercised by the named executive officers, and the vesting of restricted stock and performance shares in 2007.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Philip K. Asherman	25,886	$1,191,943	24,976(1)	$762,018
			22,840(2)	$674,237
Ronald A. Ballschmiede	—	—	11,075(1)	$337,898
John W. Redmon	—	—	8,185(1)	$267,594
			8,485(1)	$259,527
Ronald E. Blum	—	—	7,226(2)	$213,312
David P. Bordages	35,748	$1,837,589	3,194(1)	$ 97,449
			8,390(2)	$247,673

(1) Restricted stock vesting in 2007.

(2) Performance shares vesting in 2007.

NONQUALIFIED DEFERRED COMPENSATION

We adopted the Excess Plan to provide retirement benefits for our senior management (including executive officers) on the same basis, in proportion to pay, as we provide retirement benefits to all our salaried employees generally. We contribute to the Excess Plan the difference between the amount that would have been contributed by the Company to their 401(k) Plan accounts but for the Code limitations, and the contributions actually made to their 401(k) Plan accounts. Contributions to the Excess Plan are paid into the Rabbi Trust, with an independent trustee. Earnings on these contributions are determined by participants' designation of investment funds from the same group (other than the Company stock fund) that is available under the 401(k) Plan. Executives can change the election of investments at any time without restriction. At the time an Executive becomes a participant, he elects whether distribution will occur on a designated date, or upon termination of employment or a designated date thereafter. Executives are not permitted to make contributions to the Excess Plan.

We have also adopted the Deferred Compensation Plan. Contributions to the Deferred Compensation Plan are paid into the Rabbi Trust. Earnings on these contributions are determined by participants' designation of investment funds from the same group (other than the Company stock fund and certain other funds) that is available under the 401(k) Plan. Executives make contributions to the Deferred Compensation Plan at the time they are paid compensation. Executives can change the election of investments at any time without restriction.

The following table summarizes certain nonqualified deferred compensation contributions made in 2007 pursuant to our Excess Plan and the Deferred Compensation Plan.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings In Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Philip K. Asherman	—	$65,554	$11,911	—	$185,405
Ronald A. Ballschmiede	—	—	—	—	—
John W. Redmon	—	$11,644	$ 451	—	$ 12,095
Ronald E. Blum	—	$18,486	$ 2,529	—	$ 43,584
David P. Bordages	$58,400	$17,050	$ (483)	—	$150,219

All amounts reported as contributions have been reported as compensation to the named executive officer in the Summary Compensation Table for the last completed fiscal year. Amounts in the "Aggregate Balance" column that represent contributions have been reported in Summary Compensation Tables of the proxy statements. No amounts reported as earnings have been reported as compensation to the named executive officer.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Vesting or Payment of Benefits on Retirement, Disability or Death.

Bonus Plan. Bonuses under the Bonus Plan may be payable in part, and equity awards under the LTIP may continue to vest, on certain terminations of employment. Generally, no bonus is paid if employment terminates before the last day of the bonus year. However a pro rata bonus, based on the time the executive officer is actually employed during the bonus year, is payable (subject to the O&C Committee's right to exercise discretion to reduce the bonus as described in the CD&A) if termination of employment occurs by retirement, death or disability. The Company treats any termination of employment after age 65, or after 30 years of service, or after age 55 with 10 years of service, as "retirement" for this purpose. If the retirement, death or disability of an executive officer had occurred on the last business day of 2007, the pro-rata bonus would be the entire bonus in the same amount as shown in column (d) or (g) (as applicable) of the Summary Compensation Table above.

LTIP. Generally awards under the LTIP are forfeited if employment terminates before the vesting date provided in the applicable award agreement. However, the award agreements provide that upon termination of employment for death, retirement, disability or dismissal for the convenience of the Company (other than an involuntary termination of employment for willful misconduct or gross negligence as it may be determined by the O&C Committee) awards will continue to vest over the same time-vesting period, subject to the performance metrics if applicable. The O&C Committee reserves the right to add in the award agreement additional conditions for "retirement." If the retirement, death, disability or dismissal for the convenience of the Company of an executive officer occurred on the last business day of 2007, the number of options shares of restricted stock and performance shares that would continue to vest would be the same as the number of unexercisable options and the number of shares that have not vested shown in columns (c) or (g) and (h) (as applicable) of the Outstanding Equity Awards at Fiscal Year-End table above.

Nonqualified Deferred Compensation Plan. To the extent elected by the executive, vested nonqualified deferred compensation would be payable upon any termination of employment up to the vested amount of the aggregate account balance as shown column (f) of the Nonqualified Deferred Compensation table above.

Broad-Based Benefit Arrangements. The Company also provides post-retirement medical benefits, death and disability benefits, and 401(k) plan benefits upon termination of employment under broad-based plans that do not discriminate in scope, terms or operation in favor of its executive officers and that are available generally to all salaried employees.

Change of Control Benefits for Current Executive Officers.

Change of Control Agreements. We have substantially identical change of control severance agreements ("Agreements") with Philip K. Asherman, Ronald A. Ballschmiede, John W. Redmon, Ronald E. Blum, and David P. Bordages (and one other officer). These Agreements are intended to assure the retention and performance of executives if a "change of control" of the Company is pending or threatened. They are designed to reduce the distraction of our executives that might otherwise arise from the personal uncertainties caused by a change of control, to encourage the executive's full attention and dedication to the Company, and to provide the executive with compensation and benefits following a change of control that are competitive with those of similarly-situated corporations.

Each Agreement provides for certain benefits upon a change of control of the Company and certain additional benefits upon the executive's termination of employment by the Company without "cause," or by the executive with "good reason," within a three-year period following the change of control. This period is set at three years to avoid giving the post-change Company a financial incentive to avoid severance obligations by keeping the executive employed in an unproductive capacity until his entitlement to those benefits expires. The Agreements also address termination within that period by the Company for cause, by the executive other than for good reason, or upon death or disability.

Under the Agreements, "change of control" generally is defined as the acquisition by any person or group of 25% or more of the beneficial interest in the equity of the Company; failure of the current Supervisory Board (and members nominated by at least 75% of the then-current Supervisory Board members) to comprise at least 50% of the Supervisory Board; Supervisory Board or shareholder approval of a merger or reorganization or consolidation resulting in less than 75% continuing ownership by the pre-merger shareholders; or Supervisory Board or shareholder approval of any transaction as a result of which the Company does not own at least 70% of Chicago Bridge & Iron Company ("Chicago Bridge"), or Chicago Bridge does not own at least 75% of its subsidiary, Chicago Bridge & Iron Company (Delaware). The Agreements use a 25% threshold to define a change of control because the stock ownership of the Company is fairly widely distributed, and a single person (or group) owning 25% of the stock can exercise in practice a disproportionate control over its management and policies.

Benefits Payable or Provided Solely Upon a Change of Control. Upon a change of control, the executive is entitled to receive payment of minimum pro-rata target bonus, vesting in options, restricted shares and performance shares, and (if the change of control also meets the conditions of Section 409A of the Code for accelerated payment of deferred compensation), an immediate lump sum cash payment of all deferred compensation and of the value of all performance shares assuming achievement of target performance goals. The provision for vesting and payment are intended to avoid the risk of potential non-payment by the post-change Company, and to reflect that, depending on the post-change circumstances of the Company, it may be difficult, impossible or meaningless to apply pre-change targets for performance-based compensation. The applicable amounts of these benefits and the other benefits described here are shown in the tables below for each current named executive officer.

Benefits Payable or Provided upon a Change of Control and Termination Without Cause or For Good Reason. Upon termination of employment by the Company without cause or by the executive for good reason during the three-year period following a change of control, the executive will be entitled to a lump sum payment of three times the sum of his annual base salary plus target bonus. The factor of three is intended to cover the period that it might take a senior executive to find comparable employment. In addition, the promise of change of control severance benefits in these events is intended generally to supply adequate and sufficient consideration for the executive's non-competition obligations described below. The executive will also be entitled to a payment of pro-rata minimum bonus for the year of termination, payment of deferred compensation (to the extent not paid upon the change of control), continuation for him and his dependents of medical and other benefits for a three-year period after termination of employment, payment of the amount (if any) of 401(k) Plan benefits forfeited upon termination of employment; and to receive Company-provided outplacement services. Benefit continuation for a three-year period is intended to cover the period that it might take a senior executive to find employment providing comparable benefits and to cushion the executive and his family against the possibility that no subsequent employment would provide comparable benefits. The executive has no duty to mitigate these benefits by seeking subsequent employment and they are not reduced for compensation or benefits in subsequent employment. The executive (and dependents if applicable) is further entitled to post-termination medical coverage beginning at the later of age 50 or expiration of the three-year period after termination of employment, at active employee rates until age 65 and at retiree rates after age 65. These medical coverage benefits are secondary to any benefits the executive may receive through subsequent employment.

For purposes of these Agreements, "cause" includes conviction of a felony or of a crime involving moral turpitude, or willful misconduct or breach of the agreement that results in material financial detriment to the Company, but cause does not include negligence, actions taken in good faith, actions indemnifiable by the Company, or known to the Company for more than a year before the purported termination. The executive is entitled to certain procedural protections before the Company can terminate employment for "cause." "Good reason" for resignation generally includes any adverse changes in the executive's duties, title, reporting requirements or responsibilities; failure by the Company to provide the compensation, bonus, work location, plan and other payments, benefits and perquisites called for by the Agreement, other breach of the Agreement by the Company or adverse change in the terms and conditions of the executive's employment, initiating a termination for cause without completing the termination within 90 days in compliance with the Agreement, any other purported termination of executive's employment not contemplated by the Agreement, or failure of a successor to assume and perform the Agreement.

Benefits Payable or Provided upon Change of Control and Voluntary Termination, Death or Disability. On voluntary termination by the executive without good reason during the three-year period following a change of control, the executive is entitled to payment of pro-rata minimum bonus for the year of termination and payment of deferred compensation (to the extent not paid upon the change of control). On termination for disability or death during that three-year period, the executive (or his beneficiaries) is entitled to benefits under the Company's broad-based disability and death plans with no enhancement except that such benefits may not be reduced below the greatest benefit level in effect during the 90-day period preceding the Change of Control. Upon termination for cause during the three-year period the executive is entitled to payment of deferred compensation (to the extent not paid upon the change of control). Upon any termination of employment during that three-year period, the executive is entitled to salary and accrued vacation pay through the termination date and reimbursement of business expenses incurred prior to termination.

Special Payments Relating to a Change in Control. The Agreements provide that the Company will pay an amount necessary to reimburse each employee, on an after-tax basis, for any excise tax due under Section 4999 of the Code as a result of such payment being treated as a "parachute payment" under Section 280G of the Code. The Company will also reimburse the executive's legal fees and related costs incurred to obtain benefits under the Agreements as long as the executive had a reasonable basis for the action or was acting in good faith. The Company must maintain a letter of credit and escrow in force to secure this obligation for legal fee reimbursement.

Applicable Restrictive Covenants. In exchange for the above benefits, the Agreements impose certain obligations on the executive that apply during employment (before or after a change of control) and after any termination of employment, including terminations of employment before any change of control happens, and regardless of the reason for termination of employment. These are an obligation to maintain the confidentiality of Company confidential information, not to engage directly or indirectly in competition with the Company, and not to solicit employees, customers, vendors and suppliers away from the Company or otherwise interfere with the Company's customer, vendor and supplier relationships. A competitive business is defined to be any construction and engineering business specializing in the engineering and design, materials procurement, fabrication, erection, repair and modification of steel tanks and other steel plate structures and associated systems and any branch, office or operation thereof, which is a direct and material competitor of the Company wherever in the world the Company does business. The executive agrees that these covenants may be specifically enforced against him by injunction.

Tabular Disclosures of Potential Benefits Paid or Provided Upon Change in Control. The following tables tally the benefits that would be paid or provided for each of the named executive officers if a change of control and a simultaneous without cause or good reason termination, a voluntary resignation without good reason, or a termination for cause, occurred on the last business day of 2007, applying the closing price of Company stock on that day (which was $60.44 per share). (Benefits upon death or disability are omitted because they would be the same as under the Company's broad-based plans as discussed above.) A voluntary resignation without good reason on that date by Messrs. Asherman, Blum and Bordages would qualify as a "retirement" entitling those officers to bonus and equity vesting without regard to the change of control severance agreements. A voluntary resignation without good reason on that date by Messrs. Ballschmiede, and Redmon would not qualify as a "retirement."

The table assumes that upon a termination for cause, the O&C Committee would exercise its discretion to reduce the bonus to zero even if the executive would otherwise qualify for "retirement" under the Bonus Plan, and that no change of control benefits would be payable. (Accordingly, benefits on termination would consist only of unpaid salary through the date of termination and other accrued vested benefits, and therefore benefits upon termination for cause are omitted from the tables.) For purposes of the Section 4999 gross-up, the amount in the table is based on the assumptions of an excise tax rate of 20%, a marginal federal income tax rate of 35.0%, a 1.45% Medicare tax rate and state income tax rate applicable to the named executive officer, and the assumptions that no amounts will be attributed to reasonable compensation before or after the change of control and that no value will be attributed to the executive's non-competition covenant. The value of health plan benefits is based upon and assumes that the executive will continue paying applicable employee (or retiree) premiums for coverage for the maximum period permitted by the Agreement. The table also assumes that the executive will not incur legal fees or related costs in enforcing the Agreement.

Change of Control Benefits — Philip K. Asherman

Benefits and Payments Upon Change of Control and Simultaneous Termination	Voluntary Termination	Good Reason or Without Cause Termination
Bonus	$ 972,000	$ 972,000
Equity award vesting		
Options	$ 580,644	$ 580,664
Restricted Stock	$7,446,691	$7,446,691
Performance Shares	$3,283,161	$3,283,161
Deferred Compensation	$ 185,405	$ 185,405
Severance payment	—	$5,076,000
Payment of 401(k) forfeiture	—	—
Outplacement	—	$ 144,000
Benefit plan continuation		
Medical (including dental and vision)	—	$ 34,956
Disability	—	$ 3,024
Life insurance	—	$ 825
Post-termination medical continuation	$ 25,913	$ 145,823
Excise tax gross-up	—	$5,546,650

Change of Control Benefits — Ronald A. Ballschmiede

Benefits and Payments Upon Change of Control and Simultaneous Termination	Voluntary Termination	Good Reason or Without Cause Termination
Bonus	$ 456,750	$ 456,750
Equity award vesting		
Options	$ 132,580	$ 132,580
Restricted Stock	$2,775,949	$2,775,949
Performance Shares	$ 963,172	$ 963,172
Deferred Compensation		
Severance payment	—	$2,675,250
Payment of 401(k) forfeiture	—	$ 23,495
Outplacement	—	$ 87,000
Benefit plan continuation		
Medical (including dental and vision)	—	$ 34,956
Disability		$ 3,024
Life insurance		$ 825
Post-termination medical continuation		$ 159,832
Excise tax gross-up	—	$2,391,709

Change of Control Benefits — John W. Redmon

Benefits and Payments Upon Change of Control and Simultaneous Termination	Voluntary Termination	Good Reason or Without Cause Termination
Bonus	$ 472,500	$ 472,500
Equity award vesting		
Options	$ 144,256	$ 144,256
Restricted Stock	$2,118,785	$2,118,785
Performance Shares	$ 963,172	$ 963,172
Deferred Compensation	$ 12,095	$ 12,095
Severance payment	—	$2,767,500
Payment of 401(k) forfeiture	—	$ 42,602
Outplacement	—	$ 90,000
Benefit plan continuation		
Medical (including dental and vision)	—	$ 23,832
Disability	—	$ 3,024
Life insurance	—	$ 825
Post-termination medical continuation	—	$ 65,524
Excise tax gross-up	—	$2,228,567

Change of Control Benefits — Ronald E. Blum

Benefits and Payments Upon Change of Control and Simultaneous Termination	Voluntary Termination	Good Reason or Without Cause Termination
Bonus	$ 351,000	$ 351,000
Equity award vesting		
Options	$ 445,977	$ 445,977
Restricted Stock	$1,482,593	$1,482,593
Performance Shares	$ 726,247	$ 726,247
Deferred Compensation	$ 43,584	$ 43,584
Severance payment	—	$2,223,000
Payment of 401(k) forfeiture	—	—
Outplacement	—	$ 78,000
Benefit plan continuation		
Medical (including dental and vision)	—	$ 23,832
Disability	—	$ 3,024
Life insurance	—	$ 825
Post-termination medical continuation	$ 29,232	$ 75,718
Excise tax gross-up	—	$1,757,959

Change of Control Benefits — David P. Bordages

Benefits and Payments Upon Change of Control and Simultaneous Termination	Voluntary Termination	Good Reason or Without Cause Termination
Bonus	$219,000	$ 219,000
Equity award vesting		
Options	$956,780	$ 956,780
Restricted Stock	$908,413	$ 908,413
Performance Shares	$480,861	$ 480,861
Deferred Compensation	$150,219	$ 150,219
Severance payment	—	$1,533,000
Payment of 401(k) forfeiture	—	—
Outplacement	—	$ 43,800
Benefit plan continuation		
Medical (including dental and vision)	—	$ 23,832
Disability	—	$ 3,024
Life insurance	—	$ 825
Post-termination medical continuation	$ 11,933	$ 70,122
Excise tax gross-up	—	$1,261,605

DIRECTOR COMPENSATION

Name(1) (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (2) (c)	Option Awards ($) (3) (d)	All Other Compensation ($) (4) (g)	Total ($) (h)
Jerry H. Ballengee(5)	$118,500	$138,624	—	$ 660	$257,784
L. Richard Flury(6)	$ 59,000	$138,624	—	$ 2,911	$200,535
J. Charles Jennett	$ 51,000	$138,624	—	$ 660	$190,284
Vincent L. Kontny(7)	$ 61,000	$138,624	—	$ 1458	$201,082
Gary L. Neale(8)	$ 52,000	$138,624	—	$ 1230	$191,854
L. Donald Simpson(9)	$ 19,500	$ 43,266	—	$150,042	$212,768
Michael Underwood(10)	$ 26,500	$ 95,358	—	$ 36,352	$158,210
Marsha C. Williams	$ 61,500	$138,624	—	$ 660	$200,784

(1) Philip K. Asherman, President and Chief Executive Officer, is not included in this table as he is our employee and receives no compensation for his services as Supervisory Director. The compensation received by Mr. Asherman as our employee is shown in the Summary Compensation Table on page 23.

(2) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with FAS 123(R), and thus includes amounts from awards granted in 2005 and 2006. The number of stock awards outstanding at the end of the last completed year for each Supervisory Director is 4,400. The stock awards were granted in May 2006 and the grant date fair value of each award computed in accordance with FAS 123(R) was $103,840.

(3) The number of option awards outstanding at the end of the last completed year for each Supervisory Director is 30,000, except for Mr. Kontny, 22,000 and Mr. Flury, 8,000. No option awards were granted during the year ended December 31, 2007.

(4) All Other Compensation includes dividends on stock awards ($660 for each member except Mr. Underwood at $352), the 15% discount on shares purchased (described below) and above market interest on deferred compensation.

(5) Mr. Ballengee receives 50% of his fees earned in cash and 50% in Company stock issued immediately.

(6) Mr. Flury receives 50% of his fees earned in cash, and as described below defers until 2017 42% of fees in cash and 8% of fees to purchase Company stock.

(7) Mr. Konty receives 92% of his fees earned in cash and as described below defers until retirement 8% of fees to purchase Company stock.

(8) Mr. Neale receives 50% of his fees earned in cash, and as described below defers until one year after retirement 42% of fees in cash and 8% to purchase Company stock,

(9) As of May 10, 2007, Mr. Simpson ceased being a member of the Supervisory Board and became a consultant to the Company. Amounts shown in columns (b) and (c) are Mr. Simpson's compensation as a member of the Supervisory Board. Mr. Simpson's compensation in 2007 as a consultant is included in column (g).

(10) As of May 10, 2007, Mr. Underwood became a member of the Supervisory Board. Prior thereto he served as a consultant to the Company. Amounts shown in columns (b) and (c) are Mr. Underwood's compensation as a member of the Supervisory Board. Mr. Underwood's compensation in 2007 as a consultant is included in column (g).

Members of the Supervisory Board received in 2007 as compensation for their services as Supervisory directors an annual retainer of $30,000, except the non-executive Chairman of the Supervisory Board who received an annual retainer of $90,000, paid in quarterly installments, $1,500 for attendance at each Supervisory Board meeting and a grant of 4,400 units or shares of restricted stock which vest after one year. Members of the Supervisory Board who chair a Supervisory Board committee receive an additional annual retainer of $5,000, except the chairman of the Audit Committee who received an annual retainer of $10,000. Those who serve on Supervisory Board committees received $1,000 for each committee meeting attended. Members of the Supervisory Board may elect to receive their compensation in common shares and may elect to defer their compensation in the form of cash or stock. Fees deferred in the form of cash are credited with interest at the rate of prime plus 1%, updated quarterly based on the prime rate for the first business day of each calendar quarter as published in the Wall Street Journal. For fees deferred in the form of stock, the number of shares of our stock is determined by dividing the fees earned by the closing price per share of our stock on the New York Stock Exchange on the first trading day preceding the respective Supervisory Board meeting and such shares earn dividends at the regular rate and are converted into additional shares based on the closing price per share of our stock on the New York Stock Exchange on the dividend payment date. In addition, a member of the Supervisory Board may direct that up to 8% of his or her director's fees be applied to purchase shares at 85% of the closing price per share on the New York Stock Exchange on the first trading day following the end of each calendar quarter. Shares are issued either at the time of purchase or at a specified future date. Members of the Supervisory Board who are full-time employees of the Company receive no compensation for serving as members of the Supervisory Board.

In 2005, we adopted stock ownership guidelines for our Supervisory Directors. They are that each Supervisory Director own shares in our stock equal to at least five times the annual retainer. There is a five-year period for our Supervisory Directors to meet these stock ownership targets.

ITEM 2

ADOPTION OF ANNUAL ACCOUNTS FOR 2007

At the Annual Meeting, you will be asked to authorize the preparation of our Dutch statutory annual accounts and annual report of our Management Board in the English language and to adopt our Dutch Statutory Annual Accounts for the year ended December 31, 2007 (the "Annual Accounts"), as required under Dutch law and our Articles of Association.

Our Annual Accounts are prepared in accordance with Dutch generally accepted accounting principles ("Dutch GAAP") and Dutch law. The Annual Accounts contain certain disclosures not required under generally accepted accounting principles in the United States ("US GAAP"). Dutch GAAP generally requires us to amortize goodwill and indefinite lived intangible assets, which is not required under US GAAP. In addition, the Management Report required by Dutch law, similar to the Management's Discussion and Analysis of Results of Operations and Financial Condition included in the 2007 Annual Report to Shareholders ("Annual Report"), also contains information included in our Annual Report on Form 10-K and other information required by Dutch law. A copy of the Annual Accounts can be accessed through our website, www.cbi.com, and may be obtained free of charge by request to our principal executive offices at Oostduinlaan 75, 2596 JJ The Hague, The Netherlands and at our administrative offices c/o Chicago Bridge & Iron Company (Delaware), 2103 Research Forest Drive, The Woodlands, TX 77380-2624 Attn: Investor Relations.

The affirmative vote of a majority of the votes cast at the Annual Meeting is required to adopt our Annual Accounts and to authorize the preparation of our Dutch statutory annual accounts and annual report in the English language.

THE SUPERVISORY BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ADOPTION OF OUR ANNUAL ACCOUNTS AND THE AUTHORIZATION OF THE PREPARATION OF OUR DUTCH STATUTORY ANNUAL ACCOUNTS AND ANNUAL REPORT IN THE ENGLISH LANGUAGE.

ITEM 3

DISCHARGE OF SOLE MEMBER OF THE MANAGEMENT BOARD

Under Dutch law, at the Annual Meeting shareholders may discharge the members of the Management Board from liability in respect of the exercise of their management duties during the financial year concerned. During 2007, the sole member of the Management Board was Chicago Bridge & Iron Company B.V., our wholly owned subsidiary. The discharge is without prejudice to the provisions of the law of The Netherlands relating to liability upon bankruptcy and does not extend to matters not disclosed to shareholders.

It is proposed that the shareholders resolve to discharge the sole member of the Management Board from liability in respect of the exercise of its management duties during 2007.

The affirmative vote of a majority of the votes cast at the Annual Meeting is required to so discharge the Management Board.

THE SUPERVISORY BOARD RECOMMENDS THAT YOU VOTE "FOR" THE DISCHARGE OF THE SOLE MEMBER OF THE MANAGEMENT BOARD FROM LIABILITY FOR 2007.

ITEM 4

DISCHARGE OF MEMBERS OF THE SUPERVISORY BOARD

Under Dutch law, at the Annual Meeting shareholders may discharge the members of the Supervisory Board from liability in respect of the exercise of their supervisory duties during the financial year concerned. The discharge is without prejudice to the provisions of the law of The Netherlands relating to liability upon bankruptcy and does not extend to matters not disclosed to shareholders.

It is proposed that the shareholders resolve to discharge the members of the Supervisory Board from liability in respect of the exercise of their supervisory duties during 2007.

The affirmative vote of a majority of the votes cast at the Annual Meeting is required to so discharge the Supervisory Board.

THE SUPERVISORY BOARD RECOMMENDS THAT YOU VOTE "FOR" THE DISCHARGE OF THE MEMBERS OF THE SUPERVISORY BOARD FROM LIABILITY FOR 2007.

ITEM 5

DISTRIBUTION FROM PROFITS

Our Articles of Association provide that the general meeting of shareholders may resolve to make distributions from profits. During 2007, we distributed four quarterly distributions (interim dividends) in cash in anticipation of the final dividend. The interim dividends were distributed on March 30, June 29, September 28 and December 28, each at the rate of $0.04 per share, for an aggregate interim cash dividend of $0.16 per share.

We propose that no further distributions be made and that the final dividend for 2007 shall equal the aggregate of the four interim dividends in cash amounting to $0.16 per share and that such amounts shall be charged to profits.

The affirmative vote of a majority of the votes cast at the Annual Meeting is required to approve the final dividend.

THE SUPERVISORY BOARD RECOMMENDS THAT YOU VOTE "FOR" THE DISTRIBUTION OF THE FINAL DIVIDEND FOR 2007.

ITEM 6

EXTENSION OF AUTHORITY OF MANAGEMENT BOARD TO REPURCHASE UP TO 10% OF OUR ISSUED SHARE CAPITAL UNTIL NOVEMBER 8, 2009

Under Dutch law and our Articles of Association, the Management Board may, with the prior approval of the Supervisory Board, and subject to certain Dutch statutory provisions, be authorized to repurchase issued shares on our behalf in an amount, at prices and in the manner authorized by the general meeting of shareholders. Adoption of this proposal will allow us to have the flexibility to repurchase our shares without the expense of calling special shareholder meetings. Such authorization may not continue for more than 18 months, but may be given on a rolling basis. At the 2007 annual meeting, you authorized the Management Board, acting with the approval of our Supervisory Board, to repurchase up to 10% of our issued share capital in open market purchases, through privately negotiated transactions, or by means of self-tender offer or offers, at prices ranging up to 110% of the market price at the time of the transaction. Since the 2007 annual meeting and as of March 20, 2008, we had repurchased 325,000 shares under this authority. Such authority currently expires November 10, 2008.

The Management Board believes that we would benefit by extending such authority of the Management Board, acting with the approval of our Supervisory Board, to repurchase our shares. For example, to the extent the Management Board believes that our shares may be undervalued at the market levels at which they are then trading, repurchases of our share capital may represent an attractive investment for us. Such shares could be used for any valid corporate purpose, including use under our compensation plans, sale in connection with the exercise of outstanding options, or for acquisitions, mergers or similar transactions. The reduction in our issued capital resulting from any such purchases will increase the proportionate interest of the remaining shareholders in our net worth and whatever future profits we may earn. However, the number of shares repurchased, if any, and the timing and manner of any repurchases would be determined by the Management Board, with the prior approval of the Supervisory Board, in light of prevailing market conditions, our available resources and other factors that cannot now be predicted. The number of shares held by us, or our subsidiaries, may generally never exceed 10% of the total number of our issued and outstanding shares.

In order to provide us with sufficient flexibility, the Management Board proposes that the general meeting of shareholders grant authority for the repurchase of up to 10% of our issued share capital (or over 9,600,000 shares) on the open market, or through privately negotiated repurchases or in self-tender offers, at prices ranging up to 110% of the market price at the time of the transaction. Such authority would extend for 18 months from the date of the Annual Meeting until November 8, 2009.

The affirmative vote of a majority of the votes cast at the Annual Meeting is required to adopt the proposal to extend the authorization of the Management Board, acting with the approval of our Supervisory Board, to repurchase up to 10% of our issued share capital on the open market, or through privately negotiated repurchases or self-tender offers, at prices ranging up to 110% of the market price at the time of the transaction until November 8, 2009.

THE SUPERVISORY BOARD RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO GRANT EXTENDED AUTHORITY TO THE MANAGEMENT BOARD TO REPURCHASE SHARES.

ITEM 7

APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Supervisory Board has recommended that Ernst & Young LLP ("E&Y") be appointed as our independent registered public accounting firm for the year ending December 31, 2008. E&Y has acted as our independent registered public accounting firm since 2005. Representatives of E&Y are expected to be present at the Annual Meeting. They will have an opportunity to make a statement, if they desire, and are expected to be available to respond to appropriate questions.

The affirmative vote of a majority of the votes cast at the Annual Meeting is required to appoint E&Y as our independent registered public accounting firm who will audit our accounts for the year ending December 31, 2008.

THE SUPERVISORY BOARD RECOMMENDS THAT YOU VOTE "FOR" THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2008.

ITEM 8

ADOPTION OF AMENDMENT TO OUR ARTICLES OF ASSOCIATION

The Supervisory Board proposes to amend our Articles of Association to permit record dates up to 30 days prior to the date of a shareholder meeting. The Supervisory Board has recommended this increase in the number of days prior to a shareholder meeting when a record date may be set in order to ensure that shareholders receive information regarding the materials to be discussed at a meeting of the shareholders in time to thoroughly review such materials and to provide time for any proxies with respect to a shareholder meeting to be received,

The affirmative vote of a majority of the votes cast at the Annual Meeting is required to adopt the proposal to amend our Articles of Association as described above. A text of the proposed deed of amendment to our Articles of Association is attached as Annex A to this proxy statement.

THE SUPERVISORY BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO AMEND OUR ARTICLES OF ASSOCIATION TO PERMIT RECORD DATES UP TO 30 DAYS PRIOR TO THE DATE OF A SHAREHOLDER MEETING.

ITEM 9

ADOPTION OF AMENDMENT TO THE CHICAGO BRIDGE & IRON 1999 LONG-TERM INCENTIVE PLAN

Chicago Bridge & Iron Company ("Chicago Bridge"), a subsidiary of the Company, as sponsor, has adopted the Chicago Bridge & Iron 1999 Long-Term Incentive Plan (the "Plan"). The Plan was approved by our 1999 annual general meeting of shareholders, and again approved as amended at the Company's December 13, 2000 special meeting of shareholders, and subsequently amended and again approved as amended at the Company's May 13, 2005 annual meeting of shareholders. The Board of Directors of Chicago Bridge has further amended the Plan (the "Amendment"), subject to the approval of our shareholders of the Plan as so amended (the "Amended Plan").

The principal material change is an increase in the aggregate number of shares available by 3,000,000 shares. Together with shares available under the Plan before the amendment and shares available under Chicago Bridge's 1997 Long-Term Incentive Plan (the "1997 Plan") (which will be terminated upon approval of the Amended Plan) the Amended Plan will have 4,127,918 shares available.

The amendment also revises the Plan to implement the policy adopted by the Supervisory Board to recover awards in certain circumstances in the event of a restatement of the Company's financial results (which is described below in the summary of the Amended Plan) and to delete a Plan provision permitting the deferral of shares received on exercise of options (and make technical conforming changes reflecting that deletion). The provisions for deferral of option shares are deleted because this feature has not been used in the past and because new tax rules under Section 409A of the Code drastically curtail the circumstances in which this feature might be used in the future. The

Amendment also reflects the increase in the number of shares reserved for grants to any single participant under the Plan's antidilution adjustment and the stock splits since additional shares were last authorized for the Plan at the Company's December 13, 2000 special meeting of shareholders. Finally, in light of the above changes, the name of the Plan is changed to be the "Chicago Bridge & Iron Company 2008 Long-Term Incentive Plan." A copy of the Amendment is attached as Annex B to this proxy statement.

As of March 28, 2008, of the 16,727,020 shares authorized for grant under the Plans, 1,127,918 shares (143,529 shares under the 1997 Plan and 984,389 shares under the Plan (together, the "Plans")) remain available for future grants and awards under the Plans. During 2007 and this year through March 28, 2008, options for 155,474 and 180,614 shares, respectively, have been granted under the Plans; restricted stock awards of 433,938 and 397,995 shares, respectively, have been granted under the Plans; and performance share awards at target of 192,655 and 256,198, respectively, have been granted under the Plans.

As of March 28, 2008, there were 1,364,056 stock options outstanding with a weighted-average exercise price of $15.78 and a weighted-average remaining contractual life of 5.4 years; and 920,684 restricted shares outstanding (including 35,200 directors' shares) subject to restrictions that they may not be sold or otherwise transferred until such restrictions have lapsed. As of that date, there were also 376,514 performance shares at target that are unvested and outstanding.

Reasons for Seeking Shareholder Approval

Shareholder approval of the amendment increasing the number of shares available is required under the rules of the New York Stock Exchange applicable to the Company. Shareholder approval of such amendment will also permit options granted under the Plan that are intended to be incentive stock options ("ISOs") to qualify as such.

Approval of the Amended Plan is also necessary to permit compensation expense recognized by the Company in connection with exercise of options, and payment of performance-vested restricted stock and performance units or performance shares, to qualify as "performance-based" compensation for purposes of Section 162(m) of the Code.

Under Section 162(m), the Company cannot claim a U.S. federal income tax deduction for compensation paid to its chief executive officer or any of its three other most highly compensated executive officers other than the chief financial officer in excess of $1,000,000 in any year, unless the compensation qualifies as shareholder-approved "performance-based" compensation. Compensation attributable to exercise of options (the "spread," or excess of the fair market value of the option shares at the time of exercise over the option exercise price) is eligible to be considered as performance-based compensation for purposes of Section 162(m).

Compensation attributable to certain other types of awards, such as performance-vested restricted stock, performance shares or performance units, is eligible to be considered as performance-based compensation for purposes of Section 162(m) if the shareholders have approved the material terms of the performance goals set forth in the Amended Plan for such Awards. Where, however, as under the Amended Plan, the Committee has authority to change the targets under a performance goal after shareholder approval of the goal, the material terms of the performance goal must be disclosed and reapproved by shareholders no later than the first shareholder meeting that occurs in the fifth year following the year in which shareholders previously approved the performance goal. Such reapproval last occurred at the Company's May 13, 2005 annual meeting. Accordingly the Amended Plan will not satisfy the requirements of Section 162(m) after 2009 unless our shareholders approve the Amended Plan at this meeting, or reapprove the Amended Plan at the first shareholders meeting occurring in 2010.

If the Amended Plan is not approved, the Amendment will not go into effect. Awards may continue to be made under the Plan in accordance with its terms as they existed prior to the Amendment until the shares remaining for Awards under the Plan are exhausted.

Summary of the Amended Plan

The principal provisions of the Amended Plan are summarized below. This summary is not a complete description of the Amended Plan and is qualified by the full text of the Amended Plan, a copy of which is attached as Annex C to this proxy statement.

Purpose. The objectives of the Amended Plan are to optimize the profitability and growth of the Company and its subsidiaries through incentives which link the personal interests of participants to those of our shareholders; to provide participants with an incentive for excellence in individual performance; to promote teamwork among participants; and to provide flexibility to Chicago Bridge in its ability to motivate, attract and retain the services of participants who make significant contributions to Chicago Bridge's success and to allow participants to share in its success.

Duration. Elimination of the deferral feature (and related conforming changes) are effective January 1, 2008, the effective date of final tax regulations under Section 409A of the Code. Other changes made by the Amendment are effective as of the date of its approval by the shareholders. The Amended Plan will remain in effect, subject to the right of the Board of Directors of Chicago Bridge to amend or terminate the Amended Plan, until all shares subject to the Amended Plan shall have been awarded.

Types of Awards. The Amended Plan permits the granting of the following types of awards to employees of the Company or any of its affiliates: (1) stock options, including ISOs and options other than ISOs ("nonqualified options"); (2) restricted stock (whether in the form of restricted stock shares or restricted stock units); and (3) performance shares or performance units conditioned upon meeting performance criteria (collectively, the "Awards").

Administration. The Amended Plan is administered by a Committee ("Committee") appointed by the Board of Directors of Chicago Bridge. However, as to Awards to any individual who is a member of that Committee or an executive officer or a Supervisory Director of the Company, the Organization and Compensation Committee of the Supervisory Board (the "Supervisory Committee") will act as the Committee. In addition, the Supervisory Committee may in its discretion exercise directly any function of the Committee, including the making of Awards to any employees or nonemployee members of the Supervisory Board or nonemployee consultants. Subject to the foregoing, the Committee will have the power, among other things, to select employees of the Company and its affiliates (and nonemployee members of the Supervisory Board or nonemployee consultants) to whom Awards are granted, and to determine the sizes and types of Awards and the terms and conditions of Awards. The Committee is authorized to construe and interpret the Amended Plan and any related award agreements, to establish, amend or waive rules relating to plan administration, to amend outstanding Awards, and to make all other determinations which may be necessary or advisable for the administration of the Amended Plan. The Committee may delegate its authority.

Shares Subject to the Amended Plan. Subject to the anti-dilution adjustment described below, a total of 4,127,918 shares will be reserved for Awards under the Amended Plan. The number of shares with respect to which Awards may be granted in the form of options to any single participant in any one fiscal year may not exceed 1,000,000. The number of shares with respect to which Awards may be granted in the form of restricted stock and performance shares/units combined to any single participant in any one fiscal year may not exceed 500,000. Shares may be held in a trust of the kind commonly known as a "rabbi" trust pending transfer to participants under an Award.

In the event of a stock dividend, stock split or other change in corporate capitalization, or a corporate transaction such as a merger, consolidation or spin-off, or a reorganization or liquidation of the Company, the Committee shall adjust the number and class of shares which may be issued under the Amended Plan, the limitation on the number of shares that may be the subject of Awards under the Amended Plan, and the number, class and option or other purchase price of shares subject to outstanding Awards under the Amended Plan, as the Committee deems appropriate and equitable to prevent dilution or enlargement of rights.

If any shares subject to any Award granted under the Amended Plan are forfeited or such Award otherwise terminates without the issuance of such shares or of other consideration in lieu of such shares, the shares subject to such Award, to the extent of any such forfeiture or termination, are again available for grant under the Amended

Plan. If shares are applied to pay the exercise price upon exercise of an option pursuant to the Amended Plan or applied to withholding of federal, state and local taxes pursuant to the Amended Plan, the shares so applied are added to the foregoing limitation in determining the number of shares remaining for grants pursuant to Awards, and shall be available for grants under the Amended Plan. No fractional shares are issued under the Amended Plan.

Eligibility. All employees of the Company and its affiliates, who are in salary grades 16 and above, non-employee members of the Supervisory Board and non-employee consultants to the Company (approximately 1,600 persons) are eligible to be participants. The Committee selects from among these eligible individuals those to whom Awards are actually granted.

Stock Options. The Committee grants options, which may be ISOs or nonqualified options, pursuant to Award agreements. The option price per share purchasable under any stock option will be determined by the Committee, in its sole discretion, but cannot in any event be less than 100% of the fair market value of a share on the date the option is granted. On March 27, 2008, the closing price of the Common Stock was $39.31 per share. The Committee determines, in its sole discretion, the term of each stock option and the time or times when it may be exercised. Options may be exercised by payment of the exercise price in cash, or, in the sole discretion of the Committee, in shares with a fair market value equal to the exercise price of the option, or pursuant to a "cashless exercise" through a broker-dealer.

Restricted Stock. Restricted stock may be awarded in the form of restricted stock shares (which are shares issued by the Company subject to risk of forfeiture and restrictions on such shares), or restricted stock units (which are bookkeeping units evidencing a participant's right to receive shares in the future upon or after the lapse of risks of forfeiture and restrictions on such units). Restricted stock shares or units may not be disposed of by the recipient until the restrictions established by the Committee lapse. Upon termination of employment during the restriction period, all restricted stock is forfeited, subject to such exceptions, if any, made by the Committee. Award agreements may impose other restrictions or vesting conditions, including achievement of specific Company-wide, divisional or individual performance goals (which can include the performance goals described below).

Recipients are not required to pay for restricted stock other than by rendering of services or the payment of any minimum amount required by law. With respect to restricted stock shares, the participant has all of the rights of a shareholder, including the right to vote the shares and the right to receive any cash dividends, unless the Committee shall otherwise determine. With respect to restricted stock units, the participant has the right to receive the equivalent of any cash dividends, unless the Committee shall otherwise determine, but not the right to vote the shares. Restricted stock units are paid by issuance of the applicable number of shares at or after the satisfaction of the applicable vesting date.

Performance Awards. Performance shares pay out a variable number of shares of Common Stock depending on goal achievement. Performance units provide for payment of an amount, based either on the value of shares or appreciation in the price of shares, upon the achievement of performance goals. Such shares or units have an initial value determined by the Committee as of the date of grant. In the case of a performance share, this value equals the value of a share of Common Stock. The Committee selects the period during which one or more performance criteria designated by the Committee are measured for the purpose of determining the extent to which performance shares or units will have been earned. The performance criteria which the Committee may designate are operating income, earnings (before or after any of interest, taxes, depreciation and amortization), return on net assets, net income (before or after taxes), after-tax return on investment, sales, revenue, earnings per share (excluding special charges, as reported to shareholders), total shareholder return, return on equity, total business return, return on invested capital, operating cash flow, free cash flow, economic value added, new business taken (measured by revenue, net income or operating income), and contract backlog, in each case where applicable determined either on a Company-wide basis or in respect of any one or more business units. The Committee may apply any fixed combination of those performance measures and use target levels or target growth rates of any of those performance measures.

Performance awards may be paid in cash, stock, other property or a combination thereof. Recipients are not required to pay for performance awards other than by rendering services and any minimum consideration required by applicable law.

Change of Control. A change of control would occur in the event of the acquisition by anyone other than the Company or a subsidiary of the Company of a 25% or greater interest in the Company; certain mergers and other transactions which result in the Company's shareholders owning 70% or less of the surviving corporation; or certain changes in the composition of the Supervisory Board. Upon a change of control, all options become exercisable, all restriction periods and restrictions on restricted stock lapse, and target payout opportunities attainable under all outstanding Awards of restricted stock, performance units and performance shares are deemed to be fully earned (with such Award denominated in shares becoming fully vested). The definition and consequences of a change of control may be varied in an Award agreement or other written agreement with the participant.

Recovery of Certain Awards. If any of the Company's financial statements are required to be restated as a result of misconduct or fraud, the Company at the direction of the O&C Committee in its sole discretion, may recover all or any portion of an award (or in the case of a stock award, the value realized by sale of the stock) that is negatively affected by any restatement of the Company's financial statements as a result of misconduct or fraud. For this purpose, misconduct or fraud includes any circumstance where the forfeiture of an award is required by law, and any other circumstance where the O&C Committee determines in its sole discretion that the individual personally and knowingly engaged in practices that materially contributed to a material noncompliance with any financial reporting requirement, or had knowledge of such material noncompliance or the circumstances giving rise to such noncompliance and failed to take reasonable steps to bring it to the attention of the appropriate individuals within the Company.

Power to Amend. The Board of Directors of Chicago Bridge may amend, alter or discontinue the Amended Plan at any time without the approval of the shareholders of the Company.

Other Provisions. ISOs are not transferable unless an award agreement provides for transferability. Restricted stock is not transferable prior to vesting. Performance shares and performance units are not transferable prior to payment except as provided in the Award agreement. However, all such Awards are transferable upon death under the laws of descent and distribution or by the participant's designation of a beneficiary. In the discretion of the Committee, withholding tax liabilities incident to the exercise of an option or other taxable event may be satisfied by withholding of shares.

New Plan Benefits

The benefits or amounts that will be received by or allocated to executive officers, non-executive directors, and employees other than executive officers, by reason of the Amendment, are not yet determinable. Future awards are in the discretion of the Committee (including, as applicable, the Supervisory Committee), and cannot be determined at this time.

The table below sets forth the number of performance share grants, restricted stock units and options that were granted under the Plan in 2008 through March 28, 2008. The dollar value represents the sum of the grant date fair values of the respective restricted stock, performance share, and option awards. If the Amended Plan is not approved, the grants will remain outstanding.

1999 LONG-TERM INCENTIVE PLAN

Name and Position	Dollar Value	Number of Units
Philip K. Asherman, *President and Chief Executive Officer*	$ 5,353,240	136,319
Ronald A. Ballschmiede, *Executive Vice President and Chief Financial Officer*	$ 1,219,710	32,354
John W. Redmon *Executive Vice President-Operations*	$ 1,006,690	26,834
Ronald E. Blum, *Executive Vice President-Global Business Development*	$ 926,724	25,294
David P. Bordages, *Vice President Human Resources and Administration*	$ 563,995	15,273
Executive Group	$11,861,045	304,752
Non-Executive Director Group	$ —	—
Non-Executive Officer Employee Group	$21,307,010	530,055

Tax Aspects of the Amended Plan

The following summarizes the U.S. federal tax consequences generally arising under present law with respect to awards granted under the Amended Plan. The grant of an option creates no tax consequences for a grantee or the Company. In general, the grantee will have no taxable income upon exercising an ISO if the applicable ISO holding period is satisfied (except that the alternative minimum tax may apply), and the Company will receive no deduction when an ISO is exercised. In general, the grantee will realize ordinary income upon exercising a nonqualified option equal to the difference between the option price and the fair market value of shares on the date of the exercise. The Company will be entitled to a deduction for the same amount. Generally, there will be no tax consequence to the Company in connection with a disposition of shares acquired by exercise of an option, except that the Company may be entitled to a deduction in the case of a disposition of shares acquired by exercise of an ISO before the applicable ISO holding period has been satisfied.

The award of restricted stock shares or units generally will create no tax consequences for a participant or the Company at the time of the award. The participant will realize ordinary income (and the company will normally be entitled to a corresponding deduction) when the restricted stock shares become freely transferable or the restrictions lapse, whichever occurs first, in the amount of the fair market value of the restricted stock shares at that time. The award of restricted stock units, performance shares and performance units generally will create no tax for a participant or the company at the time of the award. The participant will realize ordinary income (and the Company will normally be entitled to a corresponding deduction) when the restricted stock units, performance stock or performance units are paid or transferred to the participant in the form of shares (or cash) at the time the units vest or the performance goals are attained. If, however, the restricted stock units, performance shares, or performance units are paid in the form of shares which continue to be nontransferable and subject to a substantial risk of forfeiture, the participant's tax (and the Company's deduction) will be incurred (and taken) when those restrictions lapse under the rules for restricted property described above.

The affirmative vote of a majority of the votes cast at the meeting is required to approve the Amendment and the Amended Plan.

THE SUPERVISORY BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE AMENDMENT AND THE AMENDED PLAN.

ITEM 10

EXTENSION OF AUTHORITY OF SUPERVISORY BOARD TO ISSUE SHARES, TO GRANT THE RIGHT TO ACQUIRE SHARES AND TO LIMIT OR EXCLUDE PREEMPTIVE RIGHTS UNTIL MAY 8, 2013

At the Annual Meeting, you will be asked to resolve on a further extension of the designation of the Supervisory Board to issue shares and/or grant rights to acquire shares (including options to subscribe for shares) and to limit or exclude preemptive rights in respect of the issuance of shares or the grant of the right to acquire shares, for a five-year period from the date of the Annual Meeting until May 8, 2013. Under the laws of the Netherlands and our Articles of Association, shareholders have a pro rata preemptive right to subscribe for any shares issued for cash unless such right is limited or excluded. Shareholders have no preemptive right with respect to any shares issued for consideration other than cash or pursuant to certain employee share plans. Shareholders also have a pro rata preemptive right to participate in any grant of the right to acquire shares for cash, other than certain grants under employee share plans. If designated for this purpose at the Annual Meeting, the Supervisory Board will have the power to issue and/or grant rights to acquire shares (including options to subscribe for shares) and to limit or exclude preemptive rights with respect to the issuance of shares or the grant of the right to acquire shares. Such a designation may be effective for up to five years and may be renewed on an annual rolling basis. At the 2007 annual meeting, the shareholders designated the Supervisory Board for a five-year period to issue shares and/or grant rights to acquire shares (including options to subscribe for shares) and to limit or exclude preemptive rights with respect to the issuance of shares or the grant of the right to acquire shares. This five-year period will expire on May 10, 2012.

The affirmative vote of a majority of the votes cast at the Annual Meeting, or the affirmative vote of two-thirds of the votes cast if less than 50% of the issued capital is represented at the meeting, is required to extend the authorization of the Supervisory Board to issue and/or to grant rights to acquire shares (including options to subscribe for shares) and to limit or exclude preemptive rights for a five-year period from the date of the Annual Meeting until May 8, 2013.

THE SUPERVISORY BOARD RECOMMENDS THAT YOU VOTE "FOR" THE DESIGNATION OF THE SUPERVISORY BOARD TO ISSUE AND/OR GRANT RIGHTS TO ACQUIRE SHARES (INCLUDING OPTIONS TO SUBSCRIBE FOR SHARES) AND TO LIMIT OR EXCLUDE PREEMPTIVE RIGHTS UNTIL MAY 8, 2013.

ITEM 11

APPROVE THE COMPENSATION OF THE SUPERVISORY BOARD MEMBER WHO SERVES AS THE NON-EXECUTIVE CHAIRMAN

Under our Articles of Association, the shareholders determine the compensation of Supervisory Directors for service in their capacities as Supervisory Directors, including changes to their compensation. As approved by shareholders in 1997, 2000, 2003 and 2005, Supervisory Directors who are not employees receive an annual retainer of $30,000 (except for the annual retainer of the non-executive Chairman of the Supervisory Board, which is $90,000), a meeting attendance fee of $1,500 and an annual grant of 4,400 units of shares of restricted stock. Committee chairmen receive an annual retainer of $5,000, except the chairman of the Audit Committee who receives an annual retainer of $10,000, and committee members receive a meeting attendance fee of $1,000. Supervisory Director fees are more fully described under the caption "Compensation of Directors".

We propose to increase the annual retainer of the non-executive Chairman of the Supervisory Board to $120,000.

The affirmative vote of a majority of the votes cast is required to adopt the proposal to establish the compensation of the Supervisory Director who serves as the non-executive Chairman of the Supervisory Board.

THE SUPERVISORY BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO ESTABLISH THE COMPENSATION OF THE SUPERVISORY BOARD MEMBER WHO SERVES AS THE NON-EXECUTIVE CHAIRMAN OF THE SUPERVISORY BOARD.

ITEM 12

DISCUSSION OF DIVIDEND POLICY

Under the Dutch Corporate Governance Code, we are required to provide shareholders with an opportunity at our Annual Meeting to discuss our dividend policy and any major changes in that policy. Shareholders will not be entitled to adopt a binding resolution determining our future dividend policy.

Pursuant to our Articles of Association, the Management Board, with the approval of the Supervisory Board, may determine that an amount shall be reserved out of our annual profits. The portion of our annual profits that remains after such reservation is at the disposal of the general meeting of shareholders. Out of our share premium reserve and other reserves available for shareholder distributions under the law of the Netherlands, the general meeting of shareholders may declare distributions upon the proposal of the Management Board (after approval by the Supervisory Board). We may not pay dividends if the payment would reduce shareholders' equity below the aggregate nominal value of our common shares outstanding, plus the reserves required to be maintained pursuant to Dutch law or our Articles of Association. Although under Dutch law dividends are generally paid annually, the Management Board, with the approval of the Supervisory Board may, subject to certain statutory provisions, distribute one or more interim dividends or other interim distributions before the accounts for any year have been approved and adopted at a general meeting of shareholders in anticipation of the final dividend or final distribution. Cash dividends and distributions that have not been collected within five years after the date on which they become due and payable shall revert to the Company.

We have declared and paid in the past, and currently intend to declare and pay, regular quarterly cash dividends or distributions on our common shares; however, there can be no assurance that any such dividends or distributions will be declared or paid. The payment of dividends or distributions in the future will be subject to the discretion of our shareholders (in the case of annual dividends), our Management Board and our Supervisory Board and will depend upon general business conditions, legal and contractual restriction on the payment of dividends or distributions, and other factors. We will pay any cash dividends or distributions in U.S. dollars. Any cash dividends or distributions payable to holders of shares registered in our New York registry will be paid to The Bank of New York as New York Transfer Agent and Registrar.

SHAREHOLDER PROPOSALS

Any proposal of a shareholder intended to be presented at the 2009 Annual Meeting of Shareholders must be received at our principal executive offices no later than December 11, 2008 if the proposal is to be considered for inclusion in our proxy statement relating to such meeting, without prejudice to the shareholders' rights to cause a general meeting of shareholders to be convened under article 34.2 of our Articles of Association and without prejudice to shareholders' rights under Dutch law to cause certain items to be placed on the agenda for Annual Meetings. Proposals from shareholders for next year's annual meeting received at our principal executive offices after February 22, 2009 will be considered untimely. With respect to such proposals, we will vote all shares for which the Company has received proxies in the interest of the Company as determined in the sole discretion of its proxies.

By Order of the Board of Supervisory Directors

/s/ Jerry H. Ballengee

Jerry H. Ballengee
Non-Executive Chairman of the Board of Supervisory Directors

The Hague, The Netherlands
April 8, 2008

ANNEX A

Deed of Amendment to the Articles of Association

BAKER & MCKENZIE

ATTORNEYS AT LAW, TAX ADVISORS AND CIVIL-LAW NOTARIES

Baker & McKenzie Amsterdam N.V.
Claude Debussylaan 54
P.O. Box 2720
1000 CS Amsterdam
The Netherlands

Tel: +31 20 551 7555
Fax: +31 20 626 7949
www.bakernet.com

Draft dated March 20, 2007

AMENDMENT TO THE ARTICLES OF ASSOCIATION
CHICAGO BRIDGE & IRON COMPANY N.V.

On this day, the *** day of *** two thousand eight, appeared before me, Johannes Cornelis Christiaan Paans, a civil-law notary in Amsterdam, hereinafter referred to as: "notary":

***.

The appearing person declared as follows:

The public limited liability company: **CHICAGO BRIDGE & IRON COMPANY N.V.**, with corporate seat in Amsterdam and with office address at Polarisavenue 31, 2132 JH Hoofddorp, hereinafter referred to as: the "company", were most recently amended by notarial deed executed before Mark Peter Bongard, a civil-law notary in Amsterdam, on the twenty-fourth day of May two thousand five. The certificate of no-objection required by law was obtained with respect to a draft of said deed, by the order of the twentieth day of May two thousand five, number N.V. 579.328.

The company's articles of association now read as set forth upon the execution of the aforementioned deed of amendment to the articles of association of the company. On the *** day of *** two thousand eight, the general meeting of shareholders of the company resolved to amend the company's articles of association. A copy of the minutes of the aforementioned general meeting is attached to this deed.

In the above-mentioned resolution, the appearing person was given authority, among other things, to apply for the certificate of no-objection required by law with respect to the approved amendments to the company's articles of association and to execute and sign the deed of amendment to the articles of association.

The ministerial certificate of no-objection required by law was obtained by the order of the *** day of *** two thousand eight, number N.V. 579.328, which statement is attached to this deed.

In order to execute the resolution to amend the company's articles of association, the appearing person subsequently declared that he hereby amends the company's articles of association in such a manner that Article 40 paragraph 2 of the company's articles of association shall henceforth read as follows:

"Article 40. Meeting rights. Admittance."

2. The record date referred to in paragraph 1 of this article cannot be fixed earlier than at a time on the thirtieth day, and not later than at a time on the third day, prior to the date of the general meeting of shareholders. The date on which the notification of the intention to attend the general meeting of shareholders shall have been given at the latest, referred to in paragraph 1 of this article, cannot be fixed earlier than at a time on the seventh day, and not later than at a time on the third day, prior to the date of the general meeting of shareholders. The convocation of the general meeting of shareholders will include said times, the place of the meeting, the proceedings for registration and/or notification and, if share certificates have been issued, share certificates must be lodged not later than on the date referred to in the convocation of the meeting, at the place referred to in such convocation."

Final Provision

The underlined headings in this deed have been included for ease of reference only.

The appearing person is known to me, notary,

WITNESSETH THIS DEED,

the original of which was drawn up and executed in Amsterdam on the date in the first paragraph of this deed. The substance of this deed was stated and clarified to the appearing person. The appearing person declared that she had taken note of the content of this deed timely before its execution, agreed to its content and did not require a full reading of this deed. Subsequently, after limited reading in accordance with the law, this deed was signed by the appearing person and me, notary.

ANNEX B

2008 Amendment
to the
Chicago Bridge & Iron
1999 Long-Term Incentive Plan

The Board of Directors of Chicago Bridge & Iron Company, a Delaware corporation (CB&I), pursuant to the right reserved in the Company's 1999 Long-Term Incentive Plan, as previously amended and approved by the shareholders of the Company on May 13, 2005 (the "Plan"), hereby further amends the Plan as follows:

1. The name of the Plan is amended to be "The Chicago Bridge & Iron Company 2008 Long-Term Incentive Plan".

2. Section 2.1 of the Plan is amended to read as follows:

1.1. *Establishment of the Plan.* Chicago Bridge & Iron Company, a Delaware corporation ("CB&I"), a wholly owned subsidiary of Chicago Bridge & Iron Company N.V., a Netherlands corporation (the "Company"), hereby establishes an incentive compensation plan to be known, effective upon the approval of the 2008 amendment to the Plan by the shareholders of the Company, as the "Chicago Bridge & Iron Company 2008 Long-Term Incentive Plan" (the "Plan"), as set forth in this document, as amended. The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Restricted Stock Shares, Restricted Stock Units, Performance Shares and Performance Units.

3. Section 2.33 of the Plan is amended to read as follows:

2.33. *"Restricted Stock Unit"* means a bookkeeping unit that represents the right of a Participant to be issued and to receive a Share upon lapse of risks of forfeiture and restrictions on such Units during the Period of Restriction.

4. Section 4.1 of the Plan is amended to read as follows:

4.1. *Number of Shares Available For Grants.* Subject to adjustment as provided in Section 4.3 herein, the number of Shares reserved for issuance to Participants under the Plan is 4,127,918, comprising 984,389 Shares available under the Plan immediately before the date of approval of the 2008 amendment to the Plan by the shareholders of the Company (the "2008 Approval Date"), 143,529 Shares available under the Company's 1997 Long-Term Incentive Plan immediately before 2008 Approval Date, and 3,000,000 new Shares approved for issuance to Participants under the Plan as of the 2008 Approval Date. The maximum aggregate number of Shares with respect to which Awards may be granted in any fiscal year to any Participant in the form of Stock Options is 1,000,000. The maximum aggregate number of Shares with respect to which Awards may be granted in the form of Restricted Stock Shares, Restricted Stock Units, Performance Shares and Performance Units combined in any fiscal year to any Participant is 500,000.

5. The second paragraph of Section 7.4 of the Plan is amended to read as follows:

If the Restricted Stock Award is made in Restricted Stock Shares, CB&I shall retain the certificates representing Shares in CB&I's possession until the Vesting Date. If the Restricted Stock Award is made in Restricted Stock Units, no Shares shall be issued until the Vesting Date, but Shares shall be issued in respect of such Units as of the Vesting Date. In either case, certificates for Shares shall be delivered to the Participant on or as soon as practicable after the Vesting Date, but in no event later than the 15th day of the third month following the end of the taxable year of the Participant in which the Vesting Date occurs.

6. The first sentence of Section 8.4 of the Plan is amended to read as follows:

Payment of earned Performance Units/Shares shall be made in a single lump sum, as soon as practicable after the Committee has certified the number of Performance Units/Shares earned for the Performance Period, but in no event later than the 15th day of the third month following the end of the taxable year of the Participant in which the Participant's rights to such Units/Shares have become vested and nonforfeitable.

7. The second sentence of Section 8.5 is amended to read as follows:

Payment of earned Performance Units/Shares shall be made at a time specified by the Committee in its sole discretion and set forth in the Participant's Award Agreement, but in no event later than the 15th day of the third month following the end of the taxable year of the Participant in which the Participant's rights to such Units/Shares have become vested and nonforfeitable.

8. Article 11 is amended to read as follows:

ARTICLE XI

Recovery of Certain Awards

If any of the Company's financial statements are required to be restated as a result of misconduct or fraud, the Company at the direction of the Organization and Compensation Committee of the Supervisory Board ("O & C Committee") in its sole discretion may recover all or any portion of any Award that was paid (or in the case of any stock Award, the value of which was realized by sale of the stock) based on the financial results that were negatively affected by such restatement. For this purpose, misconduct or fraud includes any circumstance where forfeiture of an Award is required by law, and any other circumstance where the O&C Committee determines in its sole discretion that a Participant (i) personally and knowingly engaged in practices that materially contributed to a material noncompliance with any financial reporting requirement, or (ii) had knowledge of such material noncompliance or the circumstances giving rise to such noncompliance and failed to take reasonable steps to bring it to the attention of the appropriate individuals within the Company.

9. The amendments made by Paragraphs 3, 5, 6, 7 and 8 shall be effective January 1, 2008; and the amendments made by Paragraphs 1, 2 and 4 shall be effective on the date of, and subject to, the approval of this 2008 amendment to the Plan by the shareholders of the Company.

ANNEX C

CHICAGO BRIDGE & IRON
2008 LONG-TERM INCENTIVE PLAN

TABLE OF CONTENTS

Chicago Bridge & Iron
2008 Long-Term Incentive Plan

ARTICLE 1.

Establishment, Objectives and Duration

1.1. *Establishment of the Plan.* Chicago Bridge & Iron Company, a Delaware corporation ("CB&I"), a wholly owned subsidiary of Chicago Bridge & Iron Company N.V., a Netherlands corporation (the "Company"), hereby establishes an incentive compensation plan to be known, effective upon the approval of the 2008 amendment to the Plan by the shareholders of the Company, as the "Chicago Bridge & Iron Company 2008 Long-Term Incentive Plan" (the "Plan"), as set forth in this document, as amended. The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Restricted Stock Shares, Restricted Stock Units, Performance Shares and Performance Units.

1.2. *Objectives of the Plan.* The objectives of the Plan are to optimize the profitability and growth of CB&I, the Company and their respective Subsidiaries, through incentives which are consistent with CB&I's goals and which link the personal interests of Participants to those of the Company's shareholders; to provide Participants with an incentive for excellence in individual performance; and to promote teamwork among Participants.

The Plan is further intended to provide flexibility to CB&I in its ability to motivate, attract, and retain the services of Participants who make significant contributions to CB&I's success and to allow Participants to share in the success of CB&I.

1.3. *Duration of the Plan.* The Plan shall become effective as of May 1, 2008 (the "Effective Date"), subject to its approval by the shareholders of the Company, and shall remain in effect, subject to the right of the Board of Directors to amend or terminate the Plan at any time pursuant to Article 14 hereof, until all Shares subject to it shall have been purchased or acquired according to the Plan's provisions.

ARTICLE 2.

Definitions

Whenever and wherever used in the Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized:

2.1. *"Affiliate"* shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

2.2. *"Award"* means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Restricted Stock Shares, Restricted Stock Units, Performance Shares or Performance Units.

2.3. *"Award Agreement"* means an agreement setting forth the terms and provisions applicable to an Award granted to a Participant under this Plan.

2.4. *"Beneficial Owner" or "Beneficial Ownership"* shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

2.5. *"Board" or "Board of Directors"* means the Board of Directors of CB&I.

2.6. *"CB&I"* means Chicago Bridge & Iron Company, a Delaware corporation and the sponsor of the Plan.

2.7. *"Change in Control"* unless otherwise defined in the Award Agreement or other written agreement between the Participant and the Company (or CB&I or the Committee), will be deemed to have occurred:

(a) Any Person, other than the Company, any Subsidiary or any employee benefit plan (or related trust) of the Company or any such Subsidiary, becomes the Beneficial Owner of 25% or more of the total voting power of the Company's outstanding securities;

(b) During any period of two years or less, individuals who at the beginning of such period constituted the Supervisory Board of the Company cease for any reason to constitute at least a majority thereof; provided that any new member of the Supervisory Board who is nominated for election to the Supervisory Board with the approval of at least 75% of the other members then still in office who were members at the beginning of the period shall be considered for purposes of this paragraph (b) as having been a member at the beginning of such period; or

(c) Upon the consummation of (i) any merger or other business combination of the Company with or into another corporation pursuant to which the persons who were the shareholders of the Company immediately before such consummation do not own, immediately after such consummation, more than 70% of the voting power and the value of the stock of the surviving corporation in substantially the same respective proportions as their ownership of the common stock of the Company immediately prior to such consummation, or (ii) the sale, exchange or other disposition of all or substantially all the consolidated assets of the Company.

2.8. *"Code"* means the Internal Revenue Code of 1986, as amended from time to time.

2.9. *"Committee"* means the Committee appointed by the Board to administer the Plan as provided in Article 3 herein or, to the extent it functions as the Committee as provided in Article 3 herein, the Organization and Compensation Committee of the Supervisory Board.

2.10. *"Company"* means Chicago Bridge & Iron Company N.V., a Netherlands corporation, including, as may be applicable to the context, any and all Subsidiaries and Affiliates, and any successor thereto.

2.11. *"Director"* means any individual who is a member of the Board of Directors of CB&I or any Subsidiary or Affiliate.

2.12. *"Disability"* shall mean a mental or physical condition of a Participant which the Committee, on the basis of information satisfactory to it, finds to be a permanent condition which renders such member unfit to perform the duties of an Employee, as such duties shall be determined by the Committee. Any determination of whether any condition of a Participant constitutes Disability shall be made under rules uniformly applied to all Participants.

2.13. *"Effective Date"* shall have the meaning ascribed to such term in Section 1.3 hereof.

2.14. *"Employee"* means any employee of CB&I or the Company or their respective Subsidiaries and Affiliates. Directors who are not employed by any of the foregoing shall not be considered Employees under this Plan.

2.15. *"Exchange Act"* means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.16. *"Fair Market Value"* of Shares as of any date shall be determined on the basis of the closing sale price of Shares on the principal securities exchange on which the Shares are traded or if there is no such sale on the relevant date, then on the last previous day on which a sale was reported.

2.17. *"Fiscal Year"* means a fiscal year of CB&I.

2.18. *"Incentive Stock Option" or "ISO"* means an option to purchase Shares which is designated as an Incentive Stock Option and which is intended to meet the requirements of Code Section 422, granted to a Participant pursuant to Article 6 herein.

2.19. *"Named Executive Officer"* means a Participant who, as of the last date of a taxable year of CB&I, is one of the group of "covered employees," as defined in the regulations promulgated under Code Section 162(m), or any successor statute.

2.20. *"Nonemployee Director"* means an individual who is a member of the Supervisory Board but who is not an Employee.

2.21. *"Nonqualified Stock Option" or "NQSO"* means an option to purchase Shares which is not intended to meet the requirements of Code Section 422, granted to a Participant pursuant to Article 6 herein.

2.22. *"Option"* means an Incentive Stock Option or a Nonqualified Stock Option.

2.23. *"Option Price"* means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.24. *"Optionee"* means the Participant or, if the Participant has died, his or her Beneficiary, or other person determined under Section 6.9, entitled to exercise any Option.

2.25. *"Participant"* means an Employee, Nonemployee Director or nonemployee consultant to the Company who has outstanding an Award.

2.26. *"Performance-Based Exception"* means the performance-based exception from the tax deductibility limitations of Code Section 162(m).

2.27. *"Performance Share"* means an Award providing for the payment of a variable number of Shares depending on the achievement of performance goals, granted to a Participant pursuant to Article 8 herein.

2.28. *"Performance Unit"* means an Award providing for the payment of an amount based on either the Fair Market Value of Shares or the appreciation in Fair Market Value of Shares upon the achievement of performance goals, granted to a Participant, pursuant to Article 8 herein.

2.29. *"Period of Restriction"* means the period during which the transfer of Restricted Stock Shares or Restricted Stock Units is limited in some way (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events, as determined by the Committee, at its discretion), and the Shares are subject to a substantial risk of forfeiture, as provided in Article 7 herein.

2.30. *"Person"* shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, and shall include a "group" as defined in Section 13(d) thereof.

2.31. *"Restricted Stock"* means Restricted Stock Shares or Restricted Stock Units.

2.32. *"Restricted Stock Shares"* means Shares which are issued and awarded to Participants subject to a substantial risk of forfeiture and restrictions on such Shares during the Period of Restriction as provided in Article 7 herein.

2.33. *"Restricted Stock Unit"* means a bookkeeping unit that represents the right of a Participant to be issued and to receive a Share upon lapse of risks of forfeiture and restrictions on such Units during the Period of Restriction.

2.34. *"Retirement"* means (i) a termination of employment after age 55 and at least a 10 year period of employment by CB&I or the Company or their respective present or former Subsidiaries or Affiliates, or a 30-year period of such employment, or age 65, or (ii) solely in the case of an individual who terminates service as a Nonemployee Director or service as a nonemployee consultant to the Company, such termination following the term of a Nonemployee Director or a resignation required by age limitation, or the expiration of the term of a consulting agreement; provided, however, that the Committee as part of an Award Agreement or otherwise may provide that for purposes of this Section, a Participant may be credited with such additional years of age and employment as the Committee in its sole discretion shall determine is appropriate, and may provide such additional or different conditions for Retirement as the Committee in its sole discretion shall determine is appropriate.

2.35. *"Shares"* means shares of common stock of the Company.

2.36. *"Subsidiary"* means any corporation in which CB&I or the Company owns directly, or indirectly through subsidiaries, at least 50% of the total combined voting power of all classes of stock, or any other entity (including, but not limited to, partnerships and joint ventures) in which CB&I or the Company owns at least 50% of the combined equity thereof.

2.37. *"Supervisory Board"* means the Supervisory Board of the Company.

2.38. *"Vesting Date"* means with respect to Restricted Stock and Restricted Stock Units the date (if any) on which the risks of forfeiture and restrictions on such Restricted Stock Shares or Units during the Period of

Restriction have terminated (by their terms or by other action of the Committee consistent with this Plan) and all other conditions or restrictions applicable to such Restricted Stock Shares or Units have been satisfied.

ARTICLE 3.

Administration

3.1. *The Committee.* The Plan shall be administered by a Committee, the members of which shall be appointed from time to time by, and shall serve at the discretion of, the Board; provided, however, that (i) with respect to grants and Awards made or to be made to or held by any member of such Committee or any Named Executive Officer, the Plan shall be administered by the Organization and Compensation Committee of the Supervisory Board; and (ii) the Organization and Compensation Committee of the Supervisory Board may in its sole discretion exercise directly any power, right, duty or function of the Committee, including but not limited to the grant or amendment of an Award to any Employee, Nonemployee Director or nonemployee consultant to the Company.

3.2. *Authority of the Committee.* Except as limited by law or by the Certificate of Incorporation or Bylaws of CB&I, and subject to the provisions herein, the Committee shall have full power to select Employees, Nonemployee Directors and nonemployee consultants to the Company who shall participate in the Plan; determine the sizes and types of Awards; determine the terms and conditions of Awards in a manner consistent with the Plan; construe and interpret the Plan and any agreement or instrument entered into under the Plan as they apply to Employees; establish, amend, or waive rules and regulations for the Plan administration as they apply to Employees; and (subject to the provisions of Article 14 herein) amend the terms and conditions of any outstanding Award to the extent such terms and conditions are within the discretion of the Committee as provided in the Plan. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan. As permitted by law, the Committee may delegate its authority as specified herein.

3.3. *Decisions Binding.* All determinations and decisions made by the Committee pursuant to the Plan and all related orders and resolutions of the Board shall be final, conclusive and binding on all persons, including CB&I, the Company, their respective shareholders, Directors, members of the Supervisory Board, Employees, Participants, and their estates and beneficiaries.

ARTICLE 4.

Shares Subject to the Plan and Maximum Awards

4.1. *Number of Shares Available for Grants.* Subject to adjustment as provided in Section 4.3 herein, the number of Shares reserved for issuance to Participants under the Plan is 4,127,918, comprising 984,389 Shares available under the Plan immediately before the date of approval of the 2008 amendment to the Plan by the shareholders of the Company (the "2008 Approval Date"), 143,529 Shares available under the Company's 1997 Long-Term Incentive Plan immediately before 2008 Approval Date, and 3,000,000 new Shares approved for issuance to Participants under the Plan as of the 2008 Approval Date. The maximum aggregate number of Shares with respect to which Awards may be granted in any fiscal year to any Participant in the form of Stock Options is 1,000,000. The maximum aggregate number of Shares with respect to which Awards may be granted in the form of Restricted Stock Shares, Restricted Stock Units, Performance Shares and Performance Units combined in any fiscal year to any Participant is 500,000.

4.2. *Forfeited and Reacquired Shares.* If any Shares subject to any Award are forfeited or such Award otherwise terminates without the issuance of such Shares or of other consideration in lieu of such Shares, the Shares subject to such Award, to the extent of any such forfeiture or termination, shall again be available for grant under the Plan. If Shares are applied to pay the Option price upon exercise of an Option or to satisfy federal, state or local tax withholding requirements pursuant Section 15.2, the Shares so applied shall be added to the Shares permitted under the limitations of Section 4.1 in determining the number of Shares remaining for issuance and for grants of Awards with respect to such Shares under the Plan.

4.3. *Adjustments in Authorized Shares.* In the event of any change in corporate capitalization, such as a stock split, or a corporate transaction, such as a merger, consolidation, separation, spin-off, or other distribution of stock or property of the Company, or any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368) or any partial or complete liquidation of the Company, the Committee shall adjust the number and class of Shares which may be issued under Section 4.1 and in the limitation of Section 4.1 on grants of Awards with respect to Shares, in the number, class and/or price of Shares subject to outstanding Awards, as the Committee in its sole discretion determines to be appropriate and equitable to prevent dilution or enlargement of rights; provided, however, that the number of Shares subject to any Award shall always be a whole number.

4.4. *Fractional Shares.* No fractional Shares shall be issued to Participants under the Plan. If for any reason an Award or adjustment thereto would otherwise result in the issuance of a fractional Share to a Participant, the Company shall pay the Participant in cash the Fair Market Value of such fractional Share.

ARTICLE 5.

Eligibility and Participation

5.1. *Eligibility.* Persons eligible to participate in this Plan include all Employees who are in salary grades 16 and above, including Employees who are members of the Board, Nonemployee Directors, and nonemployee consultants performing services for the Company.

5.2. *Actual Participation.* Subject to the terms and provisions of the Plan, the Committee may, from time to time, select from all eligible individuals those to whom Awards shall be granted and shall determine the nature and amount of each Award.

ARTICLE 6.

Stock Options

6.1. *Grant of Options.* Subject to the terms and provisions of the Plan, the Committee may grant Options to Participants in such number, and upon such terms, and at any time and from time to time, as the Committee in its discretion may determine; provided, however, that no Option intended to be an ISO may be granted to a Nonemployee Director or nonemployee consultant to the Company. The date an Option is granted shall be the day on which the Committee acts to award a specific number of Shares to a Participant at a specific Option Price, and shall be specified in each Award Agreement.

6.2. *Award Agreement.* Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the expiration date of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine. The Award Agreement also shall specify whether or not the Option is intended to be an ISO.

6.3. *Option Price.* The Option Price for each grant of an Option under this Plan shall be at least equal to 100% of the Fair Market Value of a Share on the date the Option is granted.

6.4. *Duration of Options.* Each Option shall expire at such time (not later than the 10th anniversary of its date of grant) as the Committee shall determine at the time of grant. If an Award Agreement does not specify an expiration date, the Option shall expire on the 10th anniversary of its date of grant.

6.5. *Exercise of Options.* Options shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

6.6. *Payment.* If the Award Agreement does not otherwise specify the manner of exercise, Options shall be exercised by the delivery of a written notice of exercise to CB&I identifying the Option(s) being exercised, completed by the Optionee and delivered during regular business hours to the office of the Secretary of CB&I, or sent by certified mail to the Secretary of CB&I, accompanied by a negotiable check or other cash equivalent in full payment for the Shares. A copy of such notice of exercise shall also be delivered by the Optionee to the office of the Secretary of the Company.

In the discretion of the Committee and as set forth in the Award Agreement, the Optionee may pay the Option Price to CB&I upon exercise of any Option by tendering previously acquired Shares which have been held by the Optionee for at least six months and which have an aggregate Fair Market Value at the time of exercise equal to the total Option Price, or by a combination of such Shares and a check or other cash equivalent.

The Committee also may allow cashless exercise as permitted under Federal Reserve Board's Regulation T, subject to applicable securities law restrictions, or exercise by any other means which the Committee determines to be consistent with the Plan's purpose and applicable law.

Subject to any governing rules or regulations, as soon as practicable after receipt of a written notification of exercise and full payment, CB&I shall deliver, or have delivered, to the Optionee, in the Optionee's name, certificates for an appropriate number of Shares based upon the number of Shares purchased under the Option(s).

6.7. *Restrictions on Share Transferability.* The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option under this Article 6 as it may deem advisable, including, without limitation, restrictions under applicable securities laws and under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded.

6.8. *Termination of Employment.* Each Participant's Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment as an Employee or service as a Nonemployee Director or service as a nonemployee consultant to the Company. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Options issued pursuant to this Article 6, and may reflect distinctions based on the reasons for termination of employment.

6.9. *Nontransferability of Options.*

(a) *Incentive Stock Options.* No ISO may be sold, transferred, pledged, assigned, or otherwise alienated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under this Article 6 shall be exercisable during his or her lifetime only by such Participant or by designation of a Beneficiary in accordance with Article 10.

(b) *Nonqualified Stock Options.* Except as otherwise provided in a Participant's Award Agreement, no NQSO may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all NQSOs granted to a Participant under this Article 6 shall be exercisable during his or her lifetime only by such Participant or by designation of a Beneficiary in accordance with Article 10.

ARTICLE 7.

Restricted Stock

7.1. *Grant of Restricted Stock.* Subject to the terms and provisions of the Plan, the Committee may grant Awards of Restricted Stock Shares or Restricted Stock Units to Participants in such amounts and upon such terms, and at any time and from time to time, as the Committee shall in its discretion determine.

7.2. *Restricted Stock Agreement.* Each Restricted Stock grant shall be evidenced by a Restricted Stock Award Agreement that shall specify whether the grant is an Award of Restricted Stock Shares or Restricted Stock Units, the Period(s) of Restriction, the number of Shares or Units of Restricted Stock granted, and such other provisions as the Committee shall determine.

7.3. *Transferability.* Except as otherwise provided in this Article 7, Restricted Stock Units may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated; and Restricted Stock Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Restricted Stock Award Agreement, or upon earlier satisfaction of any other conditions, as specified by the Committee in its sole discretion and set forth in the Restricted Stock Award Agreement. Except as otherwise provided in this Article 7, Restricted Stock Shares shall become freely transferable by the Participant upon the Vesting Date, and Shares issued in respect of Restricted Stock Units shall be freely transferable by the Participant upon issuance to the Participant on or after the Vesting Date.

7.4. *Other Restrictions.* The Committee may impose such other conditions and/or restrictions on any Shares or Units of Restricted Stock granted pursuant to the Plan as it may deem advisable, including, without limitation, a requirement that Participants pay a stipulated purchase price at a stipulated time for each Share or Unit of Restricted Stock, restrictions and conditions of vesting or forfeiture based upon the achievement of specific performance goals (Company-wide, divisional, and/or individual), time-based restrictions on vesting following the attainment of the performance goals, and/or restrictions under applicable Federal or state securities laws.

If the Restricted Stock Award is made in Restricted Stock Shares, CB&I shall retain the certificates representing Shares in CB&I's possession until the Vesting Date. If the Restricted Stock Award is made in Restricted Stock Units, no Shares shall be issued until the Vesting Date, but Shares shall be issued in respect of such Units as of the Vesting Date. In either case, certificates for Shares shall be delivered to the Participant on or as soon as practicable after the Vesting Date, but in no event later than the 15th day of the third month following the end of the taxable year of the Participant in which the Vesting Date occurs.

7.5. *Voting Rights.* Unless otherwise provided in the Award Agreement, Participants awarded Restricted Stock Shares hereunder which have not been forfeited may exercise full voting rights with respect to those Shares during the Period of Restriction. Restricted Stock Units shall not confer any voting rights (unless and until Shares are issued therefor on or after the Vesting Date).

7.6. *Dividend and Other Distributions.* Unless otherwise provided in the Award Agreement, if during the Period of Restriction prior to a Vesting Date or forfeiture of Restricted Stock:

(a) Cash dividends are paid on Shares, (i) the Company shall pay Participants holding Restricted Stock Shares the regular cash dividends paid with respect to the Shares; and (ii) the Company shall pay Participants holding Restricted Stock Units an amount equal to the cash dividends paid on an equivalent number of Shares;

(b) Dividends in Shares are paid in Shares, (i) Participants holding Restricted Stock Shares shall be credited with such dividends as additional Restricted Stock Shares subject to the same restrictions as the underlying Shares; and (ii) Participants holding Restricted Stock Units shall be credited with additional Restricted Stock Units equivalent to such dividends, subject to the same restrictions as the underlying Units.

The Committee may in its discretion apply any restrictions to the dividends that the Committee deems appropriate.

7.7. *Termination of Employment.* Except as otherwise provided in the Award Agreement, if the Participant's employment as an Employee or service as a Nonemployee Director or nonemployee consultant to CB&I or the Company or their respective Subsidiaries and Affiliates terminates for any reason during the Period of Restriction, all Restricted Stock as to which the Period of Restriction has not yet expired or as to which a Vesting Date has not otherwise occurred shall be forfeited. The Committee in its discretion may set forth in the Award Agreement the extent to which the Participant shall nevertheless have the right to receive vested unrestricted Shares at or after termination of the Participant's employment as an Employee or service as a Nonemployee Director or nonemployee consultant. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares or Units of Restricted Stock issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment.

7.8. *Rights Personal to Participant.* All rights prior to the Vesting Date with respect to the Restricted Stock granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant, or in the event of the Participant's death prior to the Vesting Date, to the Beneficiary designated in accordance with Article 10.

ARTICLE 8.

Performance Units and Performance Shares

8.1. *Grant of Performance Units/Shares.* Subject to the terms and provisions of the Plan, the Committee may grant Awards of Performance Units and/or Performance Shares to Participants in such amounts and upon such terms, and at any time and from time to time, as the Committee shall in its discretion determine.

8.2. *Value of Performance Units/Shares.* Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the number and/or value of Performance Units/Shares that will be paid out to the Participant. For purposes of this Article 8, the time period during which the performance goals must be met shall be called a "Performance Period."

8.3. *Earning of Performance Units/Shares.* Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Units/Shares shall be entitled to receive payout on the number and value of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

8.4. *Form and Timing of Payment of Performance Units/Shares.* Payment of earned Performance Units/Shares shall be made in a single lump sum, as soon as practicable after the Committee has certified the number of Performance Units/Shares earned for the Performance Period, but in no event later than the 15th day of the third month following the end of the taxable year of the Participant in which the Participant's rights to such Units/Shares have become vested and nonforfeitable. Subject to the terms of this Plan and except as otherwise provided in an Award Agreement, the Committee shall pay earned Performance Shares in Shares but may in its sole discretion pay earned Performance Units in the form of cash or in Shares (or in a combination thereof) which have an aggregate Fair Market Value equal to the value as of the date of distribution of the number of earned Performance Units at the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions deemed appropriate by the Committee.

Unless otherwise provided in the Award Agreement, Participants shall be entitled to receive any dividends paid with respect to Shares which have been earned in connection with grants of Performance Units/Shares but not yet distributed to Participants, such dividends to be subject to the same terms and conditions as apply to dividends earned with respect to Restricted Stock, as set forth in Section 7.6 herein.

8.5. *Termination of Employment Due to Death, Disability, or Retirement.* Unless determined otherwise by the Committee and set forth in the Participant's Award Agreement, in the event the employment or service as a Nonemployee Director or nonemployee consultant of a Participant is terminated by reason of death, Disability, or Retirement during a Performance Period, the Participant shall receive a payout of the Performance Units/Shares in a reduced amount prorated according to the ratio of the length of Participant's employment or service in the Performance Period to the length of the Performance Period, as specified by the Committee in its discretion. Payment of earned Performance Units/Shares shall be made at a time specified by the Committee in its sole discretion and set forth in the Participant's Award Agreement, but in no event later than the 15th day of the third month following the end of the taxable year of the Participant in which the Participant's rights to such Units/Shares have become vested and nonforfeitable. Notwithstanding the foregoing, with respect to Named Executive Officers who retire during a Performance Period, payments shall be made at the same time as payments are made to Participants who did not terminate employment or service during the applicable Performance Period.

8.6. *Termination of Employment for Other Reasons.* In the event that a Participant's employment or service terminates for any reason other than those reasons set forth in Section 8.5 herein, all Performance Units/Shares shall be forfeited by the Participant to CB&I unless determined otherwise by the Committee, as set forth in the Participant's Award Agreement.

8.7. *Nontransferability.* Except as otherwise provided in a Participant's Award Agreement, Performance Units/Shares may not be sold, transferred, pledged, assigned, or otherwise alienated, other than by will or by the laws of descent and distribution or by designation of a Beneficiary in accordance with Article 10. Further, except as otherwise provided in a Participant's Award Agreement, a Participant's rights under the Plan shall be exercisable during the Participant's lifetime only by the Participant or the Participant's legal representative.

ARTICLE 9.

Performance Measures

The performance measure(s) to be used for purposes of Awards to Named Executive Officers which are designed to qualify for the Performance-Based Exception shall be chosen from among operating income, earnings (either before or after any of interest, taxes, depreciation and amortization), net income (before or after taxes), after-tax return on investment, sales, revenues, earnings per share (excluding special charges, as reported to shareholders), total shareholder return, return on equity, total business return, return of invested capital, operating cash flow, free cash flow, economic value added, new business taken (measured by revenues, net income or operating income), and contract backlog, in each case where applicable determined either on a Company-wide basis or in respect of any one or more business units, including any fixed combination of those performance measures and using target levels or target growth rates of any of those performance measures.

The Committee shall have the discretion to adjust the determinations of the degree of attainment of the pre-established performance goals; provided, however, that Awards to Named Executive Officers, which are designed to qualify for the Performance-Based Exception, may not be adjusted upward (the Committee shall retain the discretion to adjust such Awards downward).

In the event that the Committee determines that it is advisable to grant Awards which shall not qualify for the Performance-Based Exception, the Committee may make such grants without satisfying the requirements of Code Section 162(m).

ARTICLE 10.

Beneficiary Designation

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid, to exercise any Stock Option, or succeed to the ownership of any Restricted Stock Performance Units/Shares or other Award as provided in this Plan, in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Committee during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

ARTICLE 11.

Recovery of Certain Awards

If any of the Company's financial statements are required to be restated as a result of misconduct or fraud, the Company at the direction of the Organization and Compensation Committee of the Supervisory Board ("O&C Committee") in its sole discretion may recover all or any portion of any Award that was paid (or in the case of any stock Award, the value of which was realized by sale of the stock) based on the financial results that were negatively affected by such restatement. For this purpose, misconduct or fraud includes any circumstance where forfeiture of an Award is required by law, and any other circumstance where the O&C Committee determines in its sole discretion that a Participant (i) personally and knowingly engaged in practices that materially contributed to a material noncompliance with any financial reporting requirement, or (ii) had knowledge of such material noncompliance or the circumstances giving rise to such noncompliance and failed to take reasonable steps to bring it to the attention of the appropriate individuals within the Company.

ARTICLE 12.

Rights of Employees

12.1. *Employment.* Nothing in the Plan shall interfere with or limit in any way the right of CB&I to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of CB&I.

12.2. *Participation.* No Employee, Nonemployee Director or nonemployee consultant shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

ARTICLE 13.

Change in Control

13.1. *Treatment of Outstanding Awards.* Upon the occurrence of a Change in Control, unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges, or unless otherwise provided in an Award Agreement or other written agreement between a Participant and the Company (or CB&I or the Committee), then with respect to each Award outstanding on the date of the Change in Control:

(a) Any and all Options granted hereunder shall become immediately exercisable, and shall remain exercisable throughout their entire term;

(b) Any restriction periods and restrictions imposed on Restricted Shares shall lapse;

(c) The target payout opportunities attainable under all outstanding Awards of Restricted Stock, Performance Units and Performance Shares shall be deemed to have been fully earned for the entire Performance Period(s) as of the effective date of the Change in Control. The vesting of all Awards denominated in Shares shall be accelerated as of the effective date of the Change in Control, and there shall be paid out in cash to Participants within 30 days following the effective date of the Change in Control an amount based upon an assumed achievement of all relevant performance goals.

13.2. *Termination, Amendment, and Modifications of Change-in-Control Provisions.* Notwithstanding any other provision of this Plan or any provision of any Award Agreement, the provisions of this Article 13 may not be terminated, amended, or modified on or after the date of Change in Control to affect adversely any Award theretofore granted without the prior written consent of the Participant with respect to said Participant's outstanding Awards; provided, however, the Board, upon recommendation of the Committee, may terminate, amend, or modify this Article 13 at any time and from time to time prior to the date of a Change of Control.

ARTICLE 14.

Amendment, Modification, and Termination

14.1. *Amendment, Modification, and Termination.* The Board may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part.

14.2. *Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.* The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.3 hereof) affecting CB&I or the Company, or the financial statements of CB&I or the Company, or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

14.3. *Awards Previously Granted.* The Committee may amend or modify any outstanding Award Agreement in any manner consistent with this Plan for an original Award Agreement, provided, however, that no amendment or modification of an Award Agreement shall adversely affect in any material way the Award previously granted without the written consent of the Participant holding such Award. No termination, amendment or modification of the Plan shall adversely affect in any material way any Award previously granted without the written consent of the Participant holding such Award.

ARTICLE 15.

Withholding

15.1. *Tax Withholding.* CB&I shall have the power and the right to deduct or withhold, or require a Participant to remit to CB&I, an amount sufficient to satisfy Federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

15.2. *Share Withholding.* With respect to withholding required upon the exercise of Options, upon the lapse of restrictions on Restricted Stock, or upon any other taxable event arising as a result of Awards granted hereunder, Participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having CB&I withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction. All such elections shall be irrevocable, made in writing, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

ARTICLE 16.

Indemnification

Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by CB&I against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim action, suit, or proceeding to which he or she may be party or in which he or she may be involved by reasons of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with CB&I's approval, or paid by him or her in satisfaction of any judgment of any such action, suit, or proceeding against him or her, provided he or she shall give CB&I an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Association, CB&I's Certificate of Incorporation or Bylaws, any agreement, as a matter of law, or otherwise, or any power that CB&I may have to indemnify them or hold them harmless.

ARTICLE 17.

Successors

All obligations of CB&I under the Plan with respect to Awards granted hereunder shall be binding on any successor to CB&I, whether such successor arises as a result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of CB&I.

ARTICLE 18.

Legal Construction

18.1. *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

18.2. *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

18.3. *Requirements of Law.* The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

18.4. *Securities Law Compliance.* Transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 under the Exchange Act (or any successor rule). To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

18.5. *Governing Law.* To the extent not preempted by federal law, the Plan and all agreements hereunder, shall be construed in accordance with and governed by the laws of the state of Illinois, without regard to its provisions regarding conflict of laws.

Corporate and Investor Information

Stock Listing
Chicago Bridge & Iron Company N.V. common stock is listed on the New York Stock Exchange under the ticker symbol "CBI".

New York Stock Exchange Transfer Agent
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA USA 15252-8015
or
480 Washington Blvd.
Jersey City, NJ USA 07310-1900

Tel: +1 866 230 3613 in USA
Tel: +1 201 680 6685 outside USA
Tel: +1 800 231 5469 - TDD for hearing-impaired
E-mail: shrrelations@mellon.com
Web site: www.bnymellon.com/shareowner/isd

Form 10-K and Corporate Governance Documents
A copy of Chicago Bridge & Iron Company N.V.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available free of charge by request from the Company. In addition, copies of the Dutch Statutory Annual Accounts and the annual report of the Management Board, and corporate governance documents — including the Company's Code of Conduct, Corporate Governance Guidelines and Board Committee Charters — also are available free of charge by request. Please direct requests to:

c/o Chicago Bridge & Iron Company (Delaware)
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380-2624 USA
Attn: Investor Relations

Annual Meeting
Chicago Bridge & Iron Company N.V.'s Annual Meeting of Shareholders will be held at 2 p.m. local time on May 8, 2008, at the Amstel Inter-Continental Amsterda in Amsterdam, The Netherlands.

Independent Registered Public Accounting Firm
Ernst & Young LLP
5 Houston Center
1401 McKinney, Suite 1200
Houston, TX 77010 USA

Web Site
Information about CB&I, including an archive of news releases, access to SEC filings and the Dutch Annual Accounts, and documents relating to corporate governance, is available from the Company's Web site at www.CBI.com.

Media Inquiries
Jan Sieving
Corporate Communications
Tel: +1 832 513 1111
E-mail: media-relations@CBI.com

Investor Inquiries
Marty Spake
Investor Relations
Tel: +1 832 513 1245
E-mail: investor-relations@CBI.com

Stock Performance Chart
Comparison of Cumulative Total Returns among Chicago Bridge & Iron Company N.V., Dow Jones Heav Construction Industry Index and Russell 2000 Index.



900
750
600
450
300
150
0
DOLLARS
Chicago Bridge & Iron Company N.V.
Dow Jones Heavy Construction Industry Index
Russell 2000 Index
2002
2003
2004
2005
2006

Assumes $100 invested on Dec. 31, 2001
Assumes dividend reinvested
Fiscal year ending Dec. 31, 2006

	2002	2003	2004	2005	2006	200[illegible]
◆	100.00	192.71	268.17	339.64	370.11	821.5[illegible]
●	100.00	136.41	165.42	239.03	298.17	527.8[illegible]
○	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Chicago Bridge & Iron Company N.V.
Oostduinlaan 75
2596JJ The Hague
The Netherlands
www.CBI.com



END